

**2025 ANNUAL REPORT**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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# FORM 10-K
_____

☒     **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

or

☐     **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from      to**

**Commission File Number: 001-38381**
_____

# EVOLUS, INC.

**(Exact name of registrant as specified in its charter)**
_____

| | |
|---|---|
| **Delaware** | **46-1385614** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification Number)** |

**520 Newport Center Dr., Suite 1200**
**Newport Beach, California 92660**
**(949) 284-4555**
**(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**

_____

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.00001 par value per share | EOLS | The Nasdaq Stock Market LLC (Nasdaq Global Market) |

**Securities registered pursuant to Section 12(g) of the Act:**

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☒ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $560.4 million, based on the closing price of the registrant's common stock on the Nasdaq Global Market of $9.21 per share for such date.

As of February 27, 2026, 65,059,990 shares of the registrant's sole class of common stock were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement (the "Proxy Statement") for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

**EVOLUS, INC.**

**TABLE OF CONTENTS**

**Special Note Regarding Forward-Looking Statements**

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties, including statements regarding future events, our business, financial condition, results of operations and prospects, economic conditions, our plans and expectations regarding regulatory approvals and commercial launch of our products, the addressable market of our products, our industry and the regulatory environment in which we operate. Any statements contained herein that are not statements of historical or current facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of those terms, or other comparable terms intended to identify statements about the future. These statements include, among other things, statements relating to our expectations regarding our business, operations and market conditions, including our expectations regarding the market size and opportunity of our products. The forward-looking statements included herein are based on our current expectations, assumptions, estimates and projections, which we believe to be reasonable, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond our control, include, but are not limited to, those made below under "Summary of Risk Factors" and in Item 1A "Risk Factors" in this Annual Report.

You should carefully consider these risks, as well as the additional risks described in other documents we file with the U.S. Securities and Exchange Commission ("SEC") in the future, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which may from time to time amend, supplement or supersede the risks and uncertainties we disclose. We also operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You should read this Annual Report on Form 10-K and the other documents we file with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements referenced above.


**Summary of Risk Factors**


An investment in our securities involves various risks and you are urged to carefully consider the risks discussed under Item 1A "Risk Factors," in this Annual Report on Form 10-K prior to making an investment in our securities. If any of the risks below or in Item 1A "Risk Factors" occurs, our business could be materially and adversely affected. As more fully described in Item 1A "Risk Factors," the principal risks and uncertainties that may affect our business, financial condition and results of operations include, but are not limited to, the following:

- We have incurred significant losses since our inception, and we may continue to incur losses, which could adversely affect the market price of our common stock and our ability to raise additional capital.

- Jeuveau®, Evolysse™ Form and Evolysse™ Smooth face, and any of our future product candidates will face, significant competition and our failure to effectively compete may prevent us from maintaining our market share and expansion.

- Our products may fail to achieve the broad degree of aesthetic practitioner adoption and use or consumer demand necessary for continued commercial success.

- Our products rely on consumer discretionary spending and the purchasing decisions of our customers, both of which are sensitive to global economic conditions, including the imposition of tariffs, or changes in consumer or customer sentiment.

- Our business is subject to trade policy risks, including tariffs and regulatory actions on imports which may have a material adverse impact on our results of operations and financial condition.

- We are reliant on Symatese S.A.S. ("Symatese") to achieve and maintain regulatory approval for the Evolysse™ product line in the United States. Failure to obtain approval, maintain approval, or obtain approval on our estimated time frame for additional Evolysse™ products would negatively affect our ability to sell these products.

- We may require additional financing to fund our future operations or execute corporate development activities, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

- If we or our counterparties do not comply with the terms of our settlement agreements (the "Medytox Settlement Agreements") with Medytox, Inc. ("Medytox"), we may face litigation or lose our ability to market and sell Jeuveau®, which would materially and adversely affect our ability to carry out our business and our financial condition and ability to continue as a going concern.

- The terms of the Medytox Settlement Agreements will continue to reduce our profitability.

- We rely on our licensing agreements with Daewoong Pharmaceutical Co. Ltd ("Daewoong"), and Symatese and any termination or loss of significant rights, including exclusivity, under these agreements would materially and adversely affect our business.

- Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.

- Our ability to market our products is limited to their approved indications, and if we want to expand the indications for which we market our products, we will need to obtain additional regulatory approvals, which will be expensive and may not be granted.

- Third party claims of intellectual property infringement may prevent or delay our commercialization efforts and interrupt our supply of products.

- If we or any of our current or future licensors, including Daewoong and Symatese, are unable to maintain, obtain or protect intellectual property rights related to our products or any of our future product candidates, we may not be able to compete effectively in our market.

- We rely on our digital technology and applications and our business and operations would suffer in the event of information system failures or a cybersecurity incident.

- We are subject to extensive government regulation, and we may face delays in or not obtain regulatory approval of our product candidates and our compliance with ongoing regulatory requirements may result in significant additional expense, limit or delay regulatory approval or subject us to penalties if we fail to comply.

**Additional Information**

Unless the context indicates otherwise, as used in this Annual Report on Form 10-K, the terms "Evolus," "company," "we," "us" and "our" refer to Evolus, Inc., a Delaware corporation, and our subsidiaries taken as a whole, unless otherwise noted.

EVOLUS®, Jeuveau®, Evolux® and Evolysse™ are trademarks of ours that are used in this Annual Report on Form 10-K. Jeuveau® is the trade name in the United States for our approved product with non-proprietary name, prabotulinumtoxinA-xvfs. This product has different trade names outside of the United States, including Nuceiva® in Canada, Europe and Australia, but is referred to throughout this Annual Report on Form 10-K as Jeuveau®. Our injectable hyaluronic acid ("HA") gel products have different trade names outside of the United States, including Estyme® in Europe, but are referred to throughout this Annual Report on Form 10-K as Evolysse™. This Annual Report on Form 10-K also includes trademarks, trade names and service marks that are the property of other organizations, such as BOTOX® and BOTOX® Cosmetic, which we refer to throughout this Annual Report on Form 10-K as BOTOX. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

## Website References

In this Annual Report on Form 10-K, we make references to our website at www.evolus.com. References to our website through this Form 10-K are provided for convenience only and the content on our website does not constitute a part of, and shall not be deemed incorporated by reference into, this Annual Report on Form 10-K.

**Part I**

**Item 1. Business.**

**Overview**

We are a global performance beauty company delivering breakthrough products with a customer-centric approach. Our primary market is the cash-pay aesthetic market, which consists of medical products that consumers pay for directly out of pocket. Our customers are aesthetic practitioners who are properly licensed to deliver our products. By avoiding the regulatory burdens that accompany reimbursed products and pursuing an aesthetic-only non-reimbursed product strategy, we believe that we create flexibility to deliver a unique value proposition to our customers. We utilize this flexibility to drive customer adoption efforts through programs such as our consumer loyalty program, co-branded marketing programs, promotional events and pricing strategies.

**Our Products and Product Candidates**

Our current commercially available products and our product candidates represent two of the largest product categories within medical aesthetics, injectable neurotoxins and injectable hyaluronic acid ("HA") gels.

**Jeuveau®** is a proprietary 900 kilodalton ("kDa"), purified botulinum toxin type A formulation indicated for the temporary improvement in the appearance of moderate to severe glabellar lines, also known as "frown lines," in adults. Jeuveau® offers a 900 kDa botulinum toxin alternative to BOTOX (onabotulinumtoxinA). We believe aesthetic practitioners generally prefer the performance characteristics of the complete 900 kDa neurotoxin complex and are accustomed to injecting this formulation.

Jeuveau® is bolstered by the results from our TRANSPARENCY global clinical program which included more than 2,100 patients and provides robust data to physicians evaluating the purchase of Jeuveau®. We believe the comprehensive TRANSPARENCY clinical data set, including a head-to-head Phase III study comparing Jeuveau® and BOTOX, provides physicians with confidence in recommending Jeuveau® to their patients.

Jeuveau® is currently available in the United States, Canada, certain European markets and Australia, and we plan to make the product available in additional European markets.

**Evolysse™** is a collection of injectable HA gels that utilizes first-generation cold technology. The line includes a variety of products including mid face, nasolabial folds, lips and eyes.

In October 2024, regulatory approval in the European Union was received for four products in the Evolysse™ line: Evolysse™ Form, Evolysse™ Smooth, Evolysse™ Sculpt and Evolysse™ Lips. In February 2025, we received approval from the U.S. Food and Drug Administration ("FDA") for Evolysse™ Form and Evolysse™ Smooth injectable HA gels for wrinkles and folds, such as nasolabial folds.

In April 2025, we launched Evolysse™ Form and Evolysse™ Smooth in the United States indicated for wrinkles and folds, such as nasolabial folds, in adults. We expect to launch all four Evolysse™ products in Europe in the second quarter of 2026 and anticipate two additional Evolysse™ products, Evolysse™ Sculpt and Evolysse™ Lips, to be approved in the United States in 2026 and 2027, respectively. In August 2025, we announced the submission of a Premarket Approval Application ("PMA") to the FDA for Evolysse™ Sculpt. We anticipate that the FDA's review will follow the standard PMA process, with approval expected in the second half of 2026.

The following chart details certain important features of our primary product lines:

| Product Line | Status | Description | Treatment | Approvals | Estimated Market Size in 2028 |
|---|---|---|---|---|---|
| Jeuveau® | Commercial | Injectable botulinum toxin type A | Temporary improvement in the appearance of frown lines in adults | United States - 2019 Canada - 2018 European Union/ United Kingdom/ European Economic Area - 2019 Australia - 2023 Switzerland - 2023 | United States* - $3.2 billion Addressable countries** - $1.1 billion |
| Evolysse™ | Commercial (Evolysse™ Form and Smooth in the United States). European launch is expected in Q2 2026. | Portfolio of injectable HA gels | Improvement of moderate to severe wrinkles and folds, such as nasolabial folds facial wrinkles, mid face volume, lip fullness and infraorbital hollow correction | European Union - 2024 (4 products) United States - 2025 (2 products) | United States* - $1.3 billion Addressable countries** - $0.9 billion |

*Source: Medical Insight's The Global Aesthetic Market Study, Guidepoint Point of Sale Data

** Source: Clarivate Aesthetic Injectables Market Insights, BIP Consulting Market Analysis

**The Medical Aesthetics Market Opportunity**

We believe that the medical aesthetics market and the facial injectables market are poised for consistent growth driven by a number of factors, including:

- increased use by millennials and younger demographics who are increasingly seeking medical aesthetic treatments and utilizing neurotoxins as an entry point for aesthetic procedures due to their minimally invasive nature;

- growing awareness, including through social media, utilization and acceptance of elective or minimally invasive aesthetic procedures; and

- continued innovation and improved accessibility to these treatments due to an increase in the number of aesthetic practitioners who perform these procedures.

**Our Strategic Differentiation**

The key components of our strategy are to:

- Focus on the largest segments of the medical aesthetic market. Aesthetic neurotoxins and injectable HA gels are the largest and two of the fastest growing segments in the rapidly expanding global aesthetics market. With their high regulatory barriers to entry, these economically resilient product segments are poised for continued growth and adoption.

- Pursue an aesthetic-only strategy to enhance marketing and pricing flexibility along with improving transparency for our customers. There are a number of benefits that market participants in reimbursed markets are unable to achieve, including reduced regulatory burden compared to third-party payor reimbursed therapeutic products. Jeuveau® is currently the only U.S. commercialized neurotoxin without a therapeutic indication.

- Launch directly or partner outside of the United States to reach and serve aesthetic practitioners and consumers in those territories.

- Leverage our differentiated digital platform to efficiently open new customer accounts, personalize the purchasing process and efficiently deploy marketing programs at scale, including co-branded media. We have built and continue to improve our platform with the goal of limiting friction and enhancing the overall experience for aesthetic practitioners and ultimately consumers.

- Establish a leading medical aesthetics company with a diversified product offering by in-licensing technology, developing partnerships and potentially acquiring products.

## Regulatory Development

**Evolysse™**

*Injectable HA Gels Pipeline*

The graphic below provides a summary of the current status of development of the Evolysse™ collection of injectable HA gels in the United States and European Union and anticipated key milestones. In the United States, we obtained FDA approval of Evolysse™ Form and Evolysse™ Smooth in February 2025, and we are seeking a PMA approval for Evolysse™ Sculpt and Evolysse™ Lips. In the European Union, we obtained a CE mark for the Evolysse™ collection of injectable HA gels in December 2024.

| Region | Product | Indication | Preclinical | US Clinical Studies | Regulatory Submission/ Review | Regulatory Approval | Commercial Launch | Key Date(s) |
|---|---|---|---|---|---|---|---|---|
| US EVOLYSSE™ Collection | Lift | Nasolabial Folds ("NLF") | | | | | | • Commercial Launch Q2 2025 |
| | Smooth | | | | | | | |
| | Sculpt | Cheek Augmentation | | | | | | • Anticipated Approval 2026 |
| | Lips | Lip Augmentation | | | | | | • Anticipated Approval 2027 |

| Region | Product | Indication(s) | Preclinical | EU Clinical Studies | Regulatory Submission/ Review | CE Certification | Commercial Launch | Key Date(s) |
|---|---|---|---|---|---|---|---|---|
| EU ESTYME™ Collection | Lift | NLF | | | | | | • EU MDR CE Mark Received for all Products October 2024 • Limited commercial launch 2025; full Commercial Launch Anticipated Q2 2026 |
| | Smooth | • NLF • Perioral Lines | | | | | | |
| | Sculpt | Cheek Augmentation | | | | | | |
| | Lips | Lip Augmentation | | | | | | |

## Manufacturing

**Jeuveau®**

Daewoong Pharmaceuticals Co. Ltd. ("Daewoong") manufactures and supplies Jeuveau® to us. Daewoong has over 70 years of experience manufacturing pharmaceutical products and is one of the largest pharmaceutical companies in South Korea. Daewoong constructed a facility in South Korea where Jeuveau® is produced. We believe this facility will be sufficient to meet demand for Jeuveau® for the foreseeable future. The Daewoong facility has been cleared by regulators in each jurisdiction in which Jeuveau® is approved and is subject to continuous inspections from these regulators.

**Evolysse™**

Symatese Aesthetics S.A.S. ("Symatese") manufactures and supplies Evolysse™ to us. Symatese has 25 years of experience in manufacturing biomaterials and over a decade of experience manufacturing HA based gels, which have been approved in the United States, Europe and elsewhere. Symatese maintains a manufacturing facility outside Lyon, France for the production of Evolysse™. We believe this facility will be sufficient to meet the foreseeable demand for Evolysse™. In connection with regulatory approvals for the United States and Europe, the Symatese facility will be inspected by regulators in those countries.

**Daewoong License and Supply Agreement**

In 2013, we entered into a License and Supply Agreement with Daewoong (the "Daewoong Agreement"), which has been amended from time to time, pursuant to which Daewoong agreed to manufacture and supply Jeuveau® and grant us an exclusive license to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit Jeuveau® for aesthetic indications in the United States, EU, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, New Zealand, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. Under the Daewoong Agreement, we are required to make certain minimum annual purchases in order to maintain the exclusivity of the license. If we fail to meet these purchase requirements, Daewoong may, at its option, convert the exclusive license for such covered territory to a non-exclusive license. These minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share in various jurisdictions. Under the Daewoong Agreement, Daewoong is responsible for all costs related to the manufacturing of Jeuveau®, including costs related to the operation and upkeep of its manufacturing facility, and we are responsible for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of Jeuveau®.

The initial term of the Daewoong Agreement expired September 30, 2023, and automatically renewed for an additional three-year term. The Daewoong Agreement automatically renews for unlimited additional three-year terms if we meet certain performance requirements. We expect to meet these performance requirements. The Daewoong Agreement will terminate (A) upon written notice by either us or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or (B) without notice upon the bankruptcy or insolvency of our company.

Under the Daewoong Agreement, we are the sole owner of any marketing authorization and clinical trial results we pursue in a covered territory. However, if we do not renew the Daewoong Agreement or upon termination of the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights to Daewoong.

**Symatese License, Supply and Distribution Agreements**

On May 9, 2023, we entered into a License, Supply and Distribution Agreement (the "Symatese U.S. Agreement") with Symatese, pursuant to which Symatese granted us an exclusive right to commercialize and distribute its five Evolysse™ injectable HA gels product candidates, including the products referred to as: (i) Form; (ii) Smooth; (iii) Sculpt; (iv) Lips; and (v) Eye in the United States for use in the aesthetics and dermatological field of use.

On December 20, 2023, we entered into a License, Supply and Distribution Agreement (the "Symatese Europe Agreement"), pursuant to which Symatese granted to us an exclusive right to commercialize and distribute four HA gel product candidates, which are referred to as: (i) Form; (ii) Smooth; (iii) Sculpt and (iv) Lips in 50 countries in Europe for use in the aesthetics and dermatological fields.

Under both agreements, which we refer to collectively as the Symatese agreements, we also have the right of first negotiation to obtain a license from Symatese to commercialize and distribute any new products developed using the same technology as the Evolysse™ collection of injectable HA gels.

Both Symatese agreements require us to make certain minimum purchases in order to maintain the exclusivity of our licenses. Both agreements have a 15-year term from the first product that is approved under the agreement and contain unlimited automatic renewal terms of 5-years thereafter. The agreements can be terminated based upon a material breach that remains uncured or failure to meet the minimum purchase requirements. Under the agreements, Symatese is responsible for all costs related to the manufacturing of Evolysse™ including costs related to the operation and upkeep of its manufacturing facility, and we are responsible for certain costs related to the registration of the Lips and Eye Products with the FDA and all costs related to commercialization of Evolysse™. Under both agreements, Symatese will be responsible for and the sole owner of any marketing authorization and clinical trial results for the injectable HA gel products.

**Impact of Settlement Agreements**

In February 2021, we settled certain litigation claims and entered into settlement and licensing agreements with Medytox, Inc. ("Medytox") related to Jeuveau®. We refer to these agreements as the Medytox Settlement Agreements. Under the Medytox Settlement Agreements, we pay a mid-single digit percentage royalty on net sales of Jeuveau® in the United States and all territories that we have licensed outside the United States through September 16, 2032.

**Competition**

*Aesthetic Neurotoxins*

There are only six approved injectable botulinum toxin type A neurotoxins in the United States for aesthetic indications, including Jeuveau®. There are also other injectable botulinum toxin type A products being developed for the U.S. market. Within the U.S. market we compete with botulinum toxin based products commercialized by Abbvie, Galderma S.A., Merz Pharma GmbH & CO, Revance Therapeutics, Inc., and Hugel, Inc. Additionally, Medytox, Abbvie and Galderma have each submitted a Biologics License Application ("BLA") to the FDA for injectable botulinum toxin products. If any one of these BLAs is approved, we expect the competition in the U.S. injectable botulinum toxin market to increase further. Most of our primary competitors are also approved to sell injectable botulinum toxin in Europe and other markets that we may enter.

*Dermal Filler Market*

Our Evolysse™ collection of injectable HA gels competes in the dermal filler market in the United States. Within the U.S. market we compete with HA based dermal filler products commercialized by Abbvie, Galderma, Merz, Revance, Prollenium Medical Technologies and Obagi. We also compete with non-HA based dermal fillers from Galderma and Merz.

A number of companies are currently developing HA gels for the United States market. Outside of the United States there are an even greater number of competitors with injectable HA gel products available.

*Other Medical Aesthetics Products*

In addition to the companies commercializing and developing neurotoxins and dermal fillers, there are other products and treatments that may indirectly compete with our products and product candidates, including but not limited to laser treatments, brow lifts, chemical peels, medical grade and mass-market skin care products, fat injections and removal and cold therapy. We compete with various companies that have products in these medical aesthetic categories. Among these companies are AbbVie, Sanofi, Revance, Sun Pharma, Bausch Health Companies, Mentor Worldwide LLC, a division of Johnson & Johnson, Merz, Galderma, and Skinceuticals, a division of L'Oreal SA.

**Seasonality**

The sales of aesthetic neurotoxins and injectable HA gels are historically subject to the impact of traditional seasonality in the medical aesthetic market, which generally experiences higher revenue in the second and fourth calendar quarters as compared to the first and third calendar quarters.

**Government Regulation in the United States**

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our business has been, and will continue to be, subject to a variety of laws including the Federal Food Drug and Cosmetic Act ("FFDCA"), and the Public Health Service Act (the "PHS Act"), among others. Biologics, such as our neurotoxin product, and medical devices, including our injectable HA gel products and product candidates, are subject to regulation under the FFDCA and PHS Act.

In the United States, biopharmaceutical products and medical devices are subject to extensive regulation by the FDA. The FFDCA, PHS Act, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, regulatory approval, license or clearance, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of these products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending license or marketing applications, warning letters and other enforcement actions, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

*FDA Marketing Approval of Biologics*

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests and animal studies according to good laboratory practices ("GLPs") and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an investigative new drug application ("IND"), which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed biological product for its intended use, according to the FDA's regulations, commonly referred to as good clinical practices, and any additional requirements including those for the protection of human research subjects and their health and other personal information;

- submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety;

- purity and potency from results of nonclinical testing and clinical trials;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product's identity, strength, quality and purity and, if applicable, the FDA's current good tissue practices for the use of human cellular and tissue products;

- potential FDA audits of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

- FDA review and approval of the BLA.

### *Post-Approval Requirements for Biologics in the United States*

Once a BLA is approved, a product is subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Adverse event reporting and submission of periodic reports is required following the FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, Risk Evaluation and Mitigation Strategies ("REMS"), and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacturing, packaging and labeling procedures must continue to conform to cGMP after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with applicable regulations such as cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

### *U.S. Medical Device Regulation*

The FDA regulates the sale and distribution in interstate commerce of medical devices under FFDCA. Devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to the FDA's exercise of enforcement discretion. Pursuant to the FFDCA, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and effectiveness.

Class I devices are those for which reasonable assurance of safety and effectiveness can be provided by adherence to the FDA's general controls for medical devices, which include applicable portions of the FDA's Quality Management System Regulation ("QMSR"), facility registration and product listing, reporting of adverse medical events and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Many Class I devices are exempt from premarket regulation; however, some Class I devices require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA's general controls, and any other special controls, such as performance standards, post-market surveillance, and the FDA guidelines, deemed necessary by the FDA to provide reasonable assurance of the devices' safety and effectiveness. Premarket review and clearance by the FDA for Class II devices are accomplished through the 510(k) premarket notification procedure, although some Class II devices are exempt from the 510(k) requirements. Premarket notifications are subject to user fees, unless a specific exemption applies. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" to a predicate device, which is a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of a PMA application. In determining substantial equivalence, the FDA assesses whether the proposed device has the same intended use as the predicate device, and the same technological characteristics as the predicate device or different technological characteristics but the information submitted in the premarket notification demonstrates the device is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than the predicate device. The FDA may request additional information, including clinical data. Under the FFDCA, a manufacturer submits a premarket notification 90 days before introducing a device into interstate commerce, but the FDA's review of the premarket notification can take significantly longer. If the FDA determines that the device is substantially equivalent to the predicate device(s), the subject device may be marketed. However, if the FDA makes a not substantially equivalent determination, then the device would be regulated as a Class III device, discussed below. If a manufacturer obtains a 510(k) clearance for its device and then makes a modification that could significantly affect the device's safety or effectiveness, a new premarket notification must be submitted to the FDA.

Class III devices are deemed by the FDA to pose the greatest risk, such as those for which reasonable assurance of the device's safety and effectiveness cannot be assured solely by the general controls and special controls described above and that are life-sustaining or life-supporting. Some pre-amendment Class III devices for which the FDA has not yet required a PMA require the FDA's clearance of a premarket notification in order to be marketed.

However, most Class III devices are required to undergo the PMA process in which the manufacturer must demonstrate reasonable assurance of the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide valid scientific evidence, typically extensive preclinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications (and supplemental PMA applications) are subject to significantly higher user fees than are 510(k) premarket notifications. Some PMA applications are exempt from a user fee, for example a small business's first PMA.

After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. The FDA also may convene an advisory panel of outside experts to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QMSR. The FDA can delay, limit or deny approval of a PMA application for many reasons.

If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter authorizing commercial marketing or an approvable letter that usually contains a number of conditions that must be met in order to secure final approval. If the FDA's evaluations are not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The agency may determine that additional clinical trials are necessary, in which case the PMA approval may be delayed while the trials are conducted and the data acquired are submitted in an amendment to the PMA. Even with additional trials, the FDA may not approve the PMA application. The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA, can take several years, and the process can be expensive and uncertain.

Even if the FDA approves a PMA, the agency can impose post approval conditions that it believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. After approval of a PMA, a new PMA or PMA supplement may be required for a modification to the device, its labeling or its manufacturing process.

A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption ("IDE"), approved by the FDA for a specified number of patients, unless the product is exempt from IDE requirements or deemed a non-significant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials may begin 30 days after the submission of the IDE application unless the FDA disapproves the IDE or places the trial on clinical hold. Additionally, clinical trials may not begin until their protocol and informed consent receive approval from the appropriate institutional review boards ("IRBs"), at the clinical trial sites. All clinical trials must be conducted in accordance with the FDA's IDE regulations.

Even if regulatory approval or clearance of a device is granted, the FDA may impose limitations on the uses and indications for which the device may be labeled and promoted, and the device remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must register their facilities and list their devices with the FDA. A device manufacturer's manufacturing processes and those of some of its suppliers are required to comply with the applicable portions of the QMSR, which covers quality management, design, production and process controls, quality assurance, labeling, packaging, shipping, and complaint handling. Device manufacturers must submit to the FDA medical device reports for deaths, serious injuries, and certain malfunctions and report certain field corrections and product recalls or removals. Some manufacturers also may be subject to post-market surveillance regulations. Facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: public warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, operating restrictions, partial suspension or total shutdown of production, delays in or denial of 510(k) clearance or PMA applications for new products, challenges to existing 510(k) clearances or PMA applications, and a recommendation by the FDA to disallow a device manufacturer from entering into government contracts. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed. In the event that a supplier fails to maintain compliance with a device manufacturer's quality requirements, the manufacturer may have to qualify a new supplier and could experience manufacturing delays as a result.

### *Other Regulation of the Healthcare Industry*

While we do not currently have plans for our products to be covered by insurance or government reimbursement programs, if we were to offer reimbursable products, we could be subject to federal laws and regulations covering reimbursable products, such as the Anti-Kickback Statute, Stark Law and Physician Payments Sunshine Act. The laws that may affect our ability to operate include, but are not limited to:

- The Anti-Kickback Statute, which prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program;

- The Federal False Claims Act which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

- The Federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- The Foreign Corrupt Practices Act ("FCPA"), which prohibits certain payments made to foreign government officials;

- The Federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

- The Federal Physician Payments Sunshine Act, and its implementing regulations, which require that certain manufacturers of drugs, medical devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (with certain exceptions) to report to the Centers for Medicare & Medicaid Services ("CMS"), information related to certain payments or other transfers of value made or distributed to physicians, which is defined broadly to include other healthcare providers, teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and

- State and foreign law equivalents of the foregoing and state laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.

If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may be subject to civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations.

**Government Regulation in Europe**

*EU Regulation of Biologics*

In the European Economic Area ("EEA") (which is composed of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization ("MA").

There are two types of MAs:

- The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP"), of the European Medicines Agency ("EMA"). and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure.

Because we are a biotechnology medicinal products company, we are eligible for a Community MA under the Centralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

*EU Regulation of Medical Devices*

In the European Union, medical devices must be CE marked in order to be marketed. CE marking a device involves working with a Notified Body (or in some cases, for the lowest risk class devices, the manufacturer can self-certify) to demonstrate that the device meets all applicable requirements of the EU medical devices legislation and that the Quality Management System is compliant. The EU's Medical Device Directive ("MDD"), has been replaced by the EU Medical Device Regulation ("EU MDR"), enacted in 2017, and which became effective on May 26, 2021. EU MDR requirements will phase in on a product-by-product basis as certifications issued under the MDD lapse and will require all products to undergo review and approval under these new regulations. The EU MDR will generally require increased levels of clinical data as compared to MDD requirements, and all product technical data must comply to the latest standards regardless of when the product was initially developed.

**UK Regulation of Biologics and Medical Devices**

The UK formally left the EU on January 31, 2020. The EU and the UK have concluded a trade and cooperation agreement ("TCA"), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns with EU regulations in many ways, however it is possible that these regimes will diverge more significantly in the future now that Great Britain's regulatory system is independent from the EU.

In respect of medical devices, devices placed on the market in Great Britain (England, Scotland and Wales) must be registered with the Medicines and Healthcare products Regulatory Agency ("MHRA"). Manufacturers based outside the United Kingdom must appoint a United Kingdom Responsible Person with a registered place of business in the United Kingdom to register the device with the MHRA. The United Kingdom has introduced the UK Conformity Assessed ("UKCA") marking regime for medical devices; however, under current transitional arrangements, CE-marked devices that comply with applicable EU legislation may continue to be placed on the Great Britain market for a limited period, subject to specified conditions and evolving regulatory requirements. UKCA marking is not recognized in the European Union. The regulatory framework applicable in Northern Ireland differs from that in Great Britain and, pursuant to the Windsor Framework, continues to align in significant respects with EU medical device legislation.

**Regulation Outside of the United States and Europe**

In addition to regulations in the United States and EU, we may be subject to a variety of regulations in other jurisdictions governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval or MA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval or MA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

**Data Privacy and Security Laws and Regulations**

We are also subject to data privacy and security regulation by the federal government, states and non-U.S. jurisdictions in which we conduct our business. For example, HIPAA, as amended by the Health Information Technology and Clinical Health Act ("HITECH"), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates," those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state and non-U.S. laws, including the General Data Protection Regulation adopted by the EU, govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. We also remain subject to federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to alleged privacy and data security violations. Further, certain states have proposed or enacted legislation that will create new data privacy and security obligations for certain entities, such as the California Consumer Privacy Act ("CCPA"), which came into effect January 1, 2020 and was amended and expanded by the California Privacy Rights Act (the "CRPA"), passed on November 3, 2020. The CCPA and CPRA, among other things, create data privacy obligations for covered companies and provides privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach.

**Environmental Regulation**

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, manufacturing practices, fire hazard control, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous substances and biological materials. We believe that we have been and remain in substantial compliance with all applicable environmental laws and regulations and that we currently have no liabilities under such environmental requirements that could reasonably be expected to materially harm our business, results of operations or financial condition.

**Human Capital Resources**

As of December 31, 2025, we had 334 employees, all of whom were full-time in the United States, Canada, Europe, and Australia, and 67% of our full-time employees were women. We believe we have good relations with our employees.

*Attracting and Developing Talent*

We believe that our employees are our greatest asset, and our future success largely depends upon our continued ability to attract and retain high caliber talent. Talent management is critical to our ability to execute our long-term growth strategy. To facilitate talent attraction and retention, we strive to make our company a rewarding workplace. We provide opportunities for our employees to grow and develop in their careers, through professional development, leadership coaching, formal and informal training opportunities, and an annual performance review process to encourage ongoing growth and development. These opportunities are supported by strong total rewards packages, and by programs that build connections among our employees.

*Compensation and Benefits*

We are committed to a Total Rewards strategy that complements our mission, culture, and business objectives. Our goal is to provide competitive compensation and benefit programs that drive a high level of employee satisfaction, allowing us to attract and retain the best and brightest talent. We want employees to feel at their best and be at their best so they can make a profound impact on our culture, community and business results. Compensation and benefits are two of the main pillars of our total rewards package. We provide total cash compensation (base pay and bonus/commission) that is highly competitive in the labor markets in which we compete for talent. We also ensure that pay is internally equitable by differentiating rewards based on employee performance and impact to the company. This empowers employees to take ownership over their career and development trajectory. Long-term incentives in the form of equity (Stock Options and restricted stock units) provide a sense of ownership in our company's long-term success and help retain talent that can make a difference. We also provide a robust and highly competitive benefits package to ensure employees' personal and family needs are met whether it's health (medical/dental/vision), wealth and retirement (401(k) with competitive employer match), or well-being (flexible PTO, paid leave, wellness coaching). We want employees to know that we are investing in their success so they can bring the best version of themselves each day.

*Health, Safety and Wellness*

We are committed to the health, safety and wellness of our employees. We provide our employees with access to a variety of health and wellness programs, including programs that support physical and mental health and well-being by providing tools, resources, and coaching to help them improve or maintain a healthy lifestyle. We also offer a hybrid work schedule.

*Inclusion and Belonging*

We promote an inclusive culture that values equity, opportunity, and respect. In 2019, we formed an employee-led Culture & Belonging Council. This council has a vision to create and foster a culture that reflects diversity and inclusion so that each of our employees has a sense of belonging as their authentic, unique selves. In support of our inclusive culture, we provide a variety of diversity, equity, and inclusion trainings, including unconscious bias training for employees and managers to strengthen employee awareness and strive to recruit a diverse talent pool across all levels of the organization. We are an equal opportunity employer and believe that diverse and differentiated views contribute to making us a better organization. It is our conscious effort to support and promote equal opportunity for all our employees within the workplace.

Our company has been built on the belief and commitment of evolving together. This applies not only to our employees and customers, but also to the communities in which we operate. We offer paid volunteer time off to our employees and encourage our team of employees to become involved in their communities, lending their voluntary support to programs that positively impact the quality of life within these communities.

**Corporate Information**

Our principal executive offices are located at 520 Newport Center Drive, Suite 1200, Newport Beach, California 92660, and our telephone number is (949) 284-4555. Our website address is www.evolus.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website a part of this Annual Report on Form 10-K or any other filing we make with the SEC.

**Available Information**

We make available, free of charge, on our website at www.evolus.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. All such reports are also available free of charge via EDGAR through the SEC website at www.sec.gov. We do not incorporate the information on or accessible through these websites into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, these websites a part of this Annual Report on Form 10-K or any other filing we make with the SEC.

**Item 1A. Risk Factors.**

*An investment in our company involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all the other information in this Annual Report on Form 10-K, including Item 7"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in Item 8 "Financial Statements and Supplementary Data." If any of the following risks actually occurs, our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, revenue and future prospects. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.  These disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.*

**Risks Related to Our Business and Strategy**

We have incurred significant losses since our inception, and we may continue to incur losses, which could adversely affect the market price of our common stock and our ability to raise additional capital.

We are a global performance beauty company with a history of significant losses. To date, we have invested substantially all of our efforts and financial resources in the clinical development, regulatory approval, and commercial launch of Jeuveau® and Evolysse™. We began generating revenue in May 2019 and have incurred losses in each year since our inception in 2012. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history of profitability. We recorded net loss of $51.6 million and $50.4 million for the years ended December 31, 2025 and 2024, respectively. We had an accumulated deficit of $661.0 million as of December 31, 2025. Our ability to achieve profitability is dependent on our ability to successfully market and sell our commercial products and maintain cost controls. While we strive to achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with any future losses, may adversely affect the market price of our common stock and, if needed, our ability to raise capital to continue operations.

***Our products face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.***

Both Jeuveau® and Evolysse™ compete within the medical aesthetics market. The medical aesthetic market is highly competitive and dynamic and is characterized by rapid and substantial technological development and product innovations. Our products face, and we anticipate that our future products will face, significant competition from other facial aesthetic products, such as other injectable toxins and dermal fillers. Our products may also compete with unapproved and off-label treatments. Many of our potential competitors, including AbbVie, who first launched BOTOX for cosmetic uses in 2002 and has since maintained the highest market share position in the aesthetic neurotoxin market with its BOTOX product, are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial resources enabling them to, among other things, market and discount aggressively. Within the dermal filler market we will also face large, experienced competitors such as AbbVie and Galderma S.A. Competitors may also have greater brand recognition for their products, larger sales forces and larger aesthetic product portfolios allowing the companies to bundle products to provide customers more choices and to further discount their products. Additionally, our competitors have greater existing market share in the medical aesthetic market and long-standing customer loyalty programs and sales contracts with large customers which creates established business and financial relationships with customers, aesthetic societies and universities.

These competitors may also try to compete with our aesthetic products on price both directly, through rebates and promotional programs to high volume customers and coupons to consumers, and indirectly, through attractive product bundling with complimentary products, such as injectable HA gels that offer convenience and an effectively lower price compared to the total price of purchasing each product separately. These companies may also seek to compete based on their longer operating history. Larger companies may be better capitalized than us and, accordingly, are able to offer greater customer loyalty benefits to encourage repeat use of their products and finance a sustained global advertising campaign to compete with our commercialization efforts at launch. A number of our larger competitors also have access to a significant number of studies and publications that they could use to compete with us.

In the long term, we expect to expand our focus to the broader cash-pay healthcare market. Competitors and other parties may seek to impact regulatory approval of our future product applications through the filing of citizen petitions or other similar documents, which could require costly and time-consuming responses to the regulatory agencies. Larger competitors could seek to prevent or delay our commercialization efforts via costly litigation which can be lengthy and expensive and serve to distract our management team's attention. We could face competition from other sources as well, including academic institutions, governmental agencies and public and private research institutions. In addition, we are aware of other companies also developing and/or marketing products in one or more of our target markets. The introduction of new products into our key markets will increase competition. We would face similar risks with respect to any future product candidates that we may seek to develop or commercialize in the broader cash-pay healthcare market. Successful competitors in that market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff.

Our strategy of competing in the aesthetic neurotoxin market is dependent on the marketing and pricing flexibility that we believe is afforded to a company with a portfolio limited to cash-pay healthcare, comprised of products and procedures that are not reimbursed by third-party payors. In the event that regulations applicable to reimbursed products are changed to apply to cash-pay healthcare products, we would no longer have this flexibility and we may not be able to compete as effectively with our competitors which may have a material effect on our business, financial condition and results of operations. Additionally, as a result of the royalty payments that we are required to pay under the Medytox Settlement Agreements, we may not be able to discount Jeuveau® to the extent that we previously provided discounts to customers without impacting our gross profit margins. If we increase prices for any customers, their volume of purchases may decrease which would have a material and adverse effect on our business and results of operations.

In addition, competitors may develop new technologies within the medical aesthetic market that may be superior in safety and efficacy to our products or offer alternatives to the use of toxins or injectable HA gels, including surgical and radio frequency techniques. To compete successfully in the medical aesthetic market, we will have to demonstrate that our products are at least as safe and effective as current products sold by our competitors. Our products also compete with other medical aesthetic products or non-urgent aesthetic services. For example, consumers have recently prioritized spending on weight loss drugs or other beauty products which may impact the amount of discretionary income they have to spend on our products. Competition in the medical aesthetic market could result in price-cutting and reduced profit margins, any of which would harm our business, financial condition and results of operations.

Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we expect to face more competition in these markets than in the United States.

Our commercial opportunity could also be reduced or eliminated if our competitors develop and commercialize products that are safer, are more effective, have fewer or less severe side effects, are more convenient or are less expensive than our current product offerings or any other product that we may develop. Our competitors also may obtain FDA or other regulatory approval for these products more rapidly than we may obtain approval for our products, which could result in our competitors establishing a strong market position before we are able to enter the market, which may create additional barriers to successfully commercializing our current product offerings and any future product candidates and attracting practitioner and consumer demand.

***Our products may fail to achieve the broad degree of aesthetic practitioner adoption and use or consumer demand necessary for continued commercial success.***

Jeuveau® or the Evolysse™ collection of injectable HA gels may fail to gain sufficient market acceptance by aesthetic practitioners, consumers and others in the medical aesthetics community to continue to grow our net revenues. The continued commercial success of Jeuveau®, Evolysse™ and any future product candidates, including a proposed higher strength dose of Jeuveau® and the Evolysse™ collection of injectable HA gels, will depend significantly on the broad adoption and use of the resulting product by aesthetic practitioners for approved indications, including, in the case of Jeuveau®, the treatment of glabellar lines and other aesthetic indications that we may seek to pursue and in the case of Evolysse™ Form and Smooth, the treatment of wrinkles and folds, such as nasolabial folds. We are aware that other companies are seeking to develop alternative products and treatments, any of which could impact the demand for our products.

The degree and rate of practitioner adoption of Jeuveau®, Evolysse™, and any future product candidates depend on a number of factors, including the cost, profitability to our customers, consumer demand, characteristics and effectiveness of the product. Our success will also depend our ability to create compelling marketing programs, training of our customers and ability to overcome any biases aesthetic practitioners or consumers may have toward the use, safety and efficacy of existing products over our products. Moreover, our competitors may utilize negative selling efforts or offer more compelling marketing or discounting programs than we are able to offer, including by bundling multiple aesthetic products to provide a more comprehensive offering than our current approved product offerings allow.

With respect to consumer demand, the treatment with our products is an elective procedure, the cost of which must be borne by the consumer, and we do not expect costs related to the treatment to be reimbursable through any third-party payor, such as Medicaid, Medicare or commercial insurance. The decision by a consumer to undergo treatment with our products for aesthetic indications may be influenced by a number of factors, including the cost, efficacy, safety, perception, marketing programs for, and aesthetic practitioner recommendations of our products versus competitive products or procedures. Moreover, consumer demand has and may continue to fluctuate over time as a result of consumer sentiment about the benefits and risks of aesthetic procedures generally and our products in particular, changes in demographics and social trends, high inflation and general consumer confidence and consumer discretionary spending, which have been and may in the future be impacted by economic and political conditions.

If Jeuveau®, Evolysse™, or any future product candidates fail to achieve the broad degree of aesthetic practitioner adoption necessary for commercial success or the requisite consumer demand, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

***Our products rely on consumer discretionary spending and the purchasing decisions of our customers, both of which are sensitive to difficult to predict global economic conditions, including the imposition of tariffs, or changes in consumer or customer sentiment.***

Because we do not expect our products to be reimbursed by any government or third-party payor, our products will continue to be paid for directly by the consumer. As a result, demand for our products from our customers is tied to the discretionary spending levels of our targeted consumer population. We do not maintain long-term purchase commitments with most of our customers, instead, our sales depend on short-term purchasing decisions for our products made by our customers in response to consumer demand, aesthetics trends, our competitor's sales tactics, inventory management, seasonality, and other factors affecting consumer and customer purchasing behavior. Additionally, our customers' businesses are susceptible to economic conditions that have and may continue to tighten their liquidity resulting in changes in their purchasing behavior or delays in payments for our products, each of which could have an adverse effect on our business. As a result, it is difficult to forecast demand for our products and our revenues in a given period are subject to volatility based on any of these factors.

Recent macroeconomic events, including inflationary pressures and threatened and imposed tariffs have negatively impacted consumer sentiment, resulted in decreased procedural volume for cash-pay medical aesthetics treatments, especially in the United States, and have impacted our customer's liquidity and purchasing behaviors. If these or similar conditions persist or worsen, our business, financial condition, and results of operations could be materially harmed.

In addition, our business strategy was developed based on a number of important assumptions about the cash-pay healthcare market. For example, we believe that the number of cash-pay healthcare procedures will increase in the future. However, these trends are uncertain and limited sources exist to obtain reliable market data. Therefore, sales of our products or any of our future product candidates could differ materially from our projections if our assumptions are incorrect.

***Our business is subject to trade policy risks, including tariffs and regulatory actions on imports which may have a material adverse impact on our results of operations and financial condition.***

The current tariff environment is dynamic and uncertain, as the U.S. government has imposed, modified and paused tariffs multiple times since the beginning of 2025. Changes to tariffs and other trade restrictions can be announced at any time with little or no notice.

Changes in trade policies, including increased or proposed tariffs in the United States or retaliatory tariffs in response to such have caused an increase in our cost of goods related to our products. For example, we source our Evolysse™ products from France and our Jeuveau® product from South Korea, and since 2025 they have been either subject to implemented or threatened tariffs. In addition, while pharmaceutical products, like Jeuveau®, are currently exempt from retaliatory tariffs, the U.S. Department of Commerce has initiated an investigation under Section 232 of the Trade Expansion Act of 1962, as amended, to determine the effects of importing pharmaceuticals and pharmaceutical ingredients on national security. This investigation may lead to the imposition of significant tariffs on pharmaceutical imports, such as Jeuveau®. All of these current and threatened tariffs are subject to implementation or change with little notice. Although we have been proactively managing inventory flows into the United States to protect against such tariffs, there can be no assurance that we will be able to do so in the future. If tariffs impact global supply chains, have a negative impact on consumer sentiment or cause a significant increase in our costs and we are unable to successfully make up for these increased costs, our revenues could be harmed, which would have an adverse effect on our business.

***We are reliant on Symatese to achieve and maintain regulatory approval for the Evolysse™ product line in the United States. Failure to obtain approval, maintain approval, or obtain approval on our estimated time frame for additional Evolysse™ products would negatively affect our ability to sell these products.***

The FDA process for medical devices such as Evolysse™ are complex, time-consuming and subject to numerous inherent risks. Before future products within the Evolysse™ collection can be marketed in the United States, Symatese must obtain regulatory approval for the injectable HA gels. Regulators must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. In addition, modifications to products that are approved by regulatory agencies generally require approval.

We are substantially dependent on our relationship with Symatese for the regulatory approval process of the Evolysse™ injectable HA gel product candidates. While we have agreed to share certain costs associated with the regulatory approval process to provide our experience to Symatese, Symatese is ultimately responsible for obtaining regulatory approval of the Evolysse™ product line. If Symatese encounters difficulties or delays in obtaining regulatory approvals for these products, our ability to commercialize and generate revenue from these products could be materially and adversely affected. As a result, our reliance on Symatese for the regulatory approval process exposes us to risks associated with Symatese's ability to successfully navigate the complex regulatory landscape. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition, and results of operations.

In addition, if Symatese fails to maintain compliance with applicable regulatory requirements or if regulatory authorities impose new requirements, the approval process could be delayed or approvals could be denied. This may result in additional costs, reduced revenue projections, and potential harm to our business, reputation and market position.

***We may require additional financing to fund our future operations or execute corporate development activities, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.***

We have utilized substantial amounts of cash since our inception in order to conduct clinical development to support regulatory approval and launch our products in multiple markets. We expect that we will continue to expend substantial resources for the foreseeable future in order to continue to market and sell our products and for the continued clinical development of Evolysse™ products and any additional product candidates we may choose to pursue. While we believe that we currently have adequate capital resources, which consist of cash and cash equivalents and cash generated from operations, to operate our business until our business generates profits and positive cash flow, this belief is based upon certain financial assumptions including net revenue, gross margin, working capital and expense assumptions. If these assumptions are incorrect, or if we experience other risks or uncertainties set forth in this Annual Report on Form 10-K, we may require additional capital to operate our business.

We expect to expend resources furthering the development and continuation of our marketing programs and commercialization infrastructure in connection with commercializing our products within and outside of the United States. We have also agreed to reimburse Symatese for certain clinical trial expenses related to the Evolysse™ Lip and Eye products in the United States and for certain regulatory filing fees in Europe. In the long term, our expenditures will include costs associated with the commercialization of our products, research and development, approval and commercialization of products and any of our future product candidates, including continued development of the Evolysse™ collection of injectable HA gels, such as research and development, conducting preclinical studies and clinical trials and manufacturing and supplying as well as marketing and selling the products approved for sale and any products approved for sale in the future. Because the commercialization expenditures needed to meet our sales objectives are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully market and sell our products. We may in the future, also, acquire other companies or products which may be costly and which may require additional capital to operate. In addition, other unanticipated costs may arise. Accordingly, our actual cash needs may exceed our expectations.

If we were to raise additional capital through marketing and distribution arrangements, or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders' ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we will have increased fixed or variable payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to market and sell Jeuveau®, Evolysse™ or any future product candidates or operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets.

In addition, the global economy, including the financial and credit markets, has experienced significant volatility and disruptions, including severely diminished liquidity and credit availability and high interest rates. In the event we are unable to raise sufficient capital to fund our commercialization efforts to achieve specified minimum sales targets under the Daewoong Agreement, Symatese U.S. Agreement and the Symatese Europe Agreement, we will lose exclusivity of the license that we have been granted under those respective agreements. In addition, if we are unable to raise additional capital when required or on acceptable terms, we will be required to take actions to address our liquidity needs which may include the following: significantly reduce operating expenses and delay, reduce the scope of or discontinue some of our development programs, commercialization efforts or other aspects of our business plan, out-license intellectual property rights to our product candidates and sell unsecured assets, or a combination of the above. As a result, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.

***If we or our counterparties do not comply with the terms of our settlement agreement with Medytox, we may face litigation or lose our ability to market and sell Jeuveau®, which would materially and adversely affect our ability to carry out our business, our financial condition and ability to continue as a going concern.***

In February 2021, we entered into the Medytox Settlement Agreements, under which we obtained (i) a license to commercialize, manufacture and to have manufactured for us certain products identified in the Medytox Settlement Agreements, including Jeuveau® in the United States and other territories where we license Jeuveau®, (ii) the dismissal of outstanding litigation and related remedies, which we refer to together with any claims (including claims brought in Korean courts) with a common nexus of fact as the Medytox Actions, and (iii) releases of claims against us for the Medytox Actions. Under the agreement, we remain obligated to pay to Medytox a mid-single digit royalty percentage on net sales of Jeuveau® in the United States and all territories we have licensed outside the United States until September 16, 2032. In addition, under the Medytox Settlement Agreements we made certain representations and warranties and agreed to certain customary positive and negative covenants.

In the event we fail to comply with the terms of the Medytox Settlement Agreements, subject to applicable cure periods, Medytox would have the ability to terminate the Medytox Settlement Agreements and thereby cancel the licenses granted to us and re-institute litigation against us. Any litigation may result in remedies against our products, resulting in either an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, any of which would materially and adversely affect our ability to generate revenue from Jeuveau®, to carry out our business, and to continue as a going concern.

Additionally, if Medytox fails to comply with the terms of the Medytox Settlement Agreements and comply with the covenants and agreements under the Medytox Settlement Agreements, it could materially and adversely affect our ability to generate revenue from Jeuveau®, to carry out our business, and to continue as a going concern. For example, as required by the Medytox Settlement Agreements, in February 2021 Medytox filed a document with the Korean court that its litigation with Daewoong would not affect our right to have Jeuveau® manufactured by Daewoong or exported to us. If Medytox were to breach the Medytox Settlement Agreements and rescind this filing and the Korean court issued a ruling against Daewoong, our supply of Jeuveau® could be hindered. We would also be required to engage in costly and time-consuming litigation in order to enforce our rights under the Medytox Settlement Agreements.

***The terms of the Medytox Settlement Agreements will reduce our profitability until the royalty obligations expire, and may affect the extent of any discounts we may offer to our customers.***

As a result of the royalty payments that we are required to pay under the Medytox Settlement Agreements, our profitability has and will be adversely impacted for the period that we are required to pay royalties. We may be able to offset a portion of the loss of profitability by decreasing any discount to customers on Jeuveau® as compared to discounts we provided to customers prior to the Medytox Settlement Agreements. If we reduce discounts for any customers, their volume of purchases may decrease which would have a material and adverse effect on our business and results of operations.

***Our ability to market our products is limited to their indicated uses, and if we want to expand the indications for which we market our products, we will need to obtain additional regulatory approvals, which will be expensive and may not be granted.***

Each of our approved products have specific approved indications for use. The terms of the approvals for each of our products restrict our ability to market or advertise those products for other indications, which could limit aesthetic practitioner and consumer adoption. Under the Federal Food Drug and Cosmetic Act, we may generally only market products for approved indications. Many of our competitors have received approval of multiple aesthetic and therapeutic indications for their neurotoxin and dermal filler products and may be able to market such products for use in a way we cannot. For example, we are aware that one of our competitors, AbbVie, has obtained and plans to obtain additional indications for its neurotoxin and dermal filler products within medical aesthetics and, therefore, is able to market its product across a greater number of indications than Jeuveau® and Evolysse™. If we are unable to obtain approval for indications in addition to our approved indications, our marketing efforts for Jeuveau® and Evolysse™ will be severely limited. As a result, we may not generate aesthetic practitioner and consumer demand or approval our products.

***We rely on our digital technology and applications and our business and operations could suffer in the event of information system failures or a cybersecurity incident.***

We are reliant on our digital technology, including our Evolus Practice App, which allows customers to open a new account, order products, pay invoices and engage with our customer experience team and medical affairs representatives. In the event that our digital technology is unable to function in the manner it was designed or at all, we would experience difficulty processing customer orders and requests in a timely manner or at all which would have a material adverse effect on our business, results of operations and financial condition.

The information systems underlying our digital technology may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our digital technology is unavailable when customers attempt to access them, or if they do not load as quickly as expected, users may not use our technology as often in the future, or at all, and our ability to sell our products through a more limited sales force may be disrupted and we may not realize the efficiencies of leveraging our digital technology, any of which could adversely affect our business and financial performance. As the number of users of our digital technology continues to grow we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs. It is possible that we may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our customers' experience with our digital technology which may decrease our revenue and harm our results of operations.

Despite the implementation of security measures, our internal computer systems, including our information systems, and those of third parties on which we rely, are vulnerable to disruption or damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cybersecurity incidents, insider threats, persons who access our information systems in an unauthorized manner, or inadvertent misconfiguration of our systems. The risk of a security incident or system disruption, particularly through cybersecurity incidents, including by computer hackers, foreign governments and cybercriminals, has generally increased as the number, intensity and sophistication of attempted attacks, including through the use of emerging technologies, such as artificial intelligence, and intrusions from around the world have increased. While none of the cybersecurity incidents that we have experienced to date have had a material adverse impact on our business, financial condition or operations, future interruptions in our operations caused by such an event could result in a material disruption of our current or future product development programs. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, government files or penalties and other harm to our business and our competitive position. Interruptions in our operations caused by such an event could also result in a material disruption in our relationship with our customers. For example, if our Evolus Practice App were rendered inoperable, we would have to process orders by telephone or otherwise which may result in slower processing times and harm to our reputation. Our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cybersecurity incidents and other related security incidents.

***Our use of, or failure to effectively and responsibly utilize, emerging technologies, including artificial intelligence, could materially adversely affect our business and financial results.***

We use artificial intelligence and other automated or algorithmic technologies in certain aspects of our operations, including digital development, commercial activities and data analysis. In addition, certain of our vendors, logistics providers and other business partners may incorporate similar technologies into the services they provide to us. The use of these technologies may increase the risk that proprietary, confidential or personal information is inadvertently disclosed, improperly accessed, retained by third parties or otherwise misused. These technologies may also introduce software defects, security vulnerabilities or the incorporation of third-party intellectual property or open-source materials into our digital technology in a manner that could subject us to restrictive licensing terms, require disclosure of proprietary source code, impair our ability to protect or enforce our intellectual property rights, delay product or platform deployment, or result in infringement claims and related liabilities. These technologies may also produce inaccurate, incomplete or biased outputs, which could adversely affect decision-making. Any such issues, whether arising from our systems or those of third parties, could impair the reliability or functionality of systems that support key business activities, lead to flawed or biased business decisions, result in data breaches or loss of intellectual property, and expose us to litigation, regulatory investigations, fines, penalties and reputational harm, any of which could materially adversely affect our business, financial condition and results of operations.

The legal and regulatory framework governing artificial intelligence and data use is evolving and may increase compliance costs and operational complexity. If we are unable to effectively oversee the use of these technologies by our personnel and service providers, or if we fail to adopt them in a manner that maintains our competitiveness, our business, financial condition and results of operations could be adversely affected.

***Failure to comply with confidentiality and data privacy obligations could have a material adverse effect on our business.***

As part of our normal operations, we collect, process, transmit and, where appropriate, retain certain sensitive and confidential employee and customer information, including credit card information. As a result, we are subject to various international, federal and state privacy and security laws, including the General Data Protection Regulation, or GDPR, the HIPPA, as amended by HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. Additionally, the regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve and a number of states have adopted laws and regulations that may affect our privacy and data security practices regarding the use, disclosure and protection of personally identifiable information, or PII. For example, the California Consumer Privacy Act, among other things, has created individual privacy rights and imposes increased obligations on companies handling PII. We also rely on third parties to host or otherwise process some of the data we collect, process and store. In some instances, these third parties have experienced failures to protect data privacy. If we or these third parties experience a security incident that affects our information systems or results in the unauthorized access to financial information, PII, customer information or data, including credit card transaction data or other sensitive information, our reputation could be materially damaged. Our failure, or the failure of third parties, to protect PII or other sensitive information or our failure to comply with such data privacy and security laws, could expose us to litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition

***Jeuveau® or any other product candidate for which we seek approval as a biologic may face competition sooner than anticipated.***

With the enactment of the Biologics Price Competition and Innovation Act of 2009 (the "BPCI Act"), as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biosimilar or interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics. Under the BPCI Act, an application for a biosimilar product cannot be approved by the FDA until twelve years after the original branded product was approved under a BLA. The FDA has licensed multiple biosimilar products under the BCPI Act.

We believe that Jeuveau® should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider any of our product candidates to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing.

***If we are found to have improperly promoted off-label uses, or if customers misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.***

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about regulated products, such as Jeuveau® and Evolysse™. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or other similar regulatory authorities as reflected in the product's approved labeling. Customers could use our products on their patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other aesthetic or therapeutic indications. Additionally, we maintain relationships with social media and celebrity influencers as part of our marketing strategy. Our use of social media and influencers for promotion and marketing of our products may increase the risk that such materials could contain problematic product or marketing claims in violation of applicable FDA regulations. For example, in recent years, the FDA has issued multiple untitled letters related to false or misleading promotion by influencers and/or using social media. Although we contract with and monitor our influencers' posts on social media, they may fail to comply with our content-related requirements.

If we are found to have promoted such off-label uses, we may receive warning letters from and be subject to other enforcement actions by the FDA, the European Medicines Agency ("EMA"), and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to the FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. In addition, regulatory authorities outside the United States may impose similar fines, penalties or sanctions.

Customers may also misuse Jeuveau®, Evolysse™, or any future product we offer or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If Jeuveau®, Evolysse™, or any future product we offer are misused or used with improper techniques or are determined to cause or contribute to consumer harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us to negative publicity resulting in reduced sales of our products. Furthermore, the use of Jeuveau®, Evolysse™, or any future product we offer for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among customers and consumers. Any of these events could harm our business and results of operations and cause our stock price to decline.

***Our products may cause serious or undesirable side effects or possess other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of approved labeling, result in post-approval regulatory action or in product liability lawsuits.***

Unforeseen side effects from Jeuveau®, Evolysse™, or any product we may offer in the future could arise either during clinical development or after marketing such product. Undesirable side effects caused by product candidates could cause us or regulatory authorities to interrupt, modify, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or similar regulatory authorities. Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated and the FDA, the EMA or similar regulatory authorities could order us to cease further development of or deny approval of product candidates for any or all targeted indications. The drug or device-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm our business, financial condition, operating results and prospects.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by Jeuveau®, Evolysse™ or any of our future product candidates, after obtaining regulatory approval in the United States or other jurisdictions, a number of potentially negative consequences could result, including regulatory authorities withdrawing approval or limiting the marketing of our products, requiring a recall of the product, requiring additional warnings on our product labeling or medication guides or instituting Risk Evaluation and Mitigation Strategies ("REMS"). In order to mitigate these risks, regulatory authorities may require additional costly clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. As a result of any of these actions our sales of the product may decrease significantly, we may be required to expend material amounts to comply with any requirements of the regulatory authorities, we could be sued in a product liability lawsuit and held liable for harm caused to patients, and our brand and reputation may suffer.

We face an inherent risk of product liability as a result of the commercialization of Jeuveau®, Evolysse™, and any of our future product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted against us under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources and result in decreased demand for Jeuveau®, Evolysse™, or any future product candidates or products we may develop, termination of clinical trial sites or entire trial programs, injury to our reputation and significant negative media attention, withdrawal of clinical trial participants or cancellation of clinical trials and significant costs and diversion management's time to defend the related litigation.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of Jeuveau®, Evolysse™, or any future products that we develop. We currently carry product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Any of the above events could prevent us from achieving or maintaining market acceptance of the affected product, negatively impact our revenues and could substantially increase the costs of commercializing our products. The demand for our products could also be negatively impacted by any adverse effects of a competitor's product or treatment.

***Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.***

Although most of our effort is focused on the commercialization of Jeuveau® and Evolysse™, a key element of our long-term strategy is to in-license, acquire, develop, market and commercialize a portfolio of products to serve the cash-pay aesthetic market. Our competitors are currently able to bundle multiple aesthetic products to provide a more comprehensive offering than we can. Because our internal research and development capabilities are limited, we may be dependent upon pharmaceutical and other companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify and select promising aesthetic product candidates and products, negotiate licensing or acquisition agreements with their current owners and finance these arrangements.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

Further, any product candidates that we acquire may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA, the EMA and other similar regulatory authorities. All product candidates are prone to risks of failure during product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, any approved products that we acquire may not be manufactured or sold profitably or achieve market acceptance.

***Our international operations will expose us to risks, and failure to manage these risks may adversely affect our operating results and financial condition.***

We currently have operations in the United States, Canada, Europe and Australia. International operations are subject to a number of inherent risks, and our future results could be adversely affected by a number of factors, including differences in demand for our products due to local requirements or preferences, the difficulty of hiring and managing employees with cultural and geographic differences and the costs of complying with differing regulatory requirements. Additionally, we may experience difficulties and increased costs due to differences in laws related to enforcing contracts, protecting intellectual property, taxes, tariffs and export regulations. The current conflict between Ukraine and Russia may also impact European economies and consumer discretionary spending negatively, and the conflict in the Middle East may have similar regional impacts. We do not have significant international operations in Russia, Ukraine, Israel, Palestine or the surrounding regions that have been impacted by the conflicts directly.

Our international operations will also subject us to risks related to multiple, conflicting and changing laws and regulations such as privacy regulations, including the GDPR, tax laws, export and import restrictions, employment laws, immigration laws, labor laws, regulatory requirements and other governmental approvals, permits and licenses. Additionally, we will face heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements. These and other factors could harm our ability to gain future revenue and, consequently, materially impact our business, operating results and financial condition.

***Fluctuations in currency exchange rates may negatively affect our financial condition and results of operation*s.**

Exchange rate fluctuations may affect the costs that we incur in our operations. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, such as under our Symatese U.S. Agreement and Symatese Europe Agreement, which has payments denominated in euros, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

***If we fail to attract and keep senior management and key personnel, we may be unable to market and sell our products successfully, or any future products we develop.***

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We believe that our future success is highly dependent upon the contributions of our senior management, particularly David Moatazedi, our President, Chief Executive Officer and member of our Board of Directors, Tatjana Mitchell, our Chief Financial Officer, and Rui Avelar, our Chief Medical Officer and Head of Research and Development, as well as other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of Jeuveau®, Evolysse™, or any future products we develop.

In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the pharmaceuticals and medical aesthetic field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information or that their former employers own their research output.

***Our strategy of focusing exclusively on the cash-pay healthcare market may limit our ability to increase sales or achieve profitability.***

Our strategy is to focus exclusively on the cash-pay healthcare market. This focus may limit our ability to increase sales or achieve profitability. For example, to maintain our business model, we have chosen not to offer products or services available in the broader healthcare market that are reimbursed by third-party payors such as Medicare, Medicaid or commercial insurance. This eliminates our ability to offer a substantial number of products and indications for Jeuveau® and Evolysse™.

For example, under the Daewoong Agreement our rights to market and sell Jeuveau® are limited to cosmetic indications and under the Symatese U.S. Agreement and Symatese Europe Agreement our rights are limited to aesthetic and dermatologic uses. Daewoong has subsequently licensed the rights to the therapeutic indications for Jeuveau® to a third party. As a result, we do not have the ability to expand the permitted uses of our products for therapeutic indications.

Jeuveau® is the only U.S. neurotoxin without a therapeutic indication, although other companies may seek to develop a similar product in the future. We believe pursuing an aesthetic-only non-reimbursed product strategy allows for meaningful strategic advantages in the United States, including pricing and marketing flexibility. However, customers may choose to not pass any cost benefits received by them due to such pricing flexibility to their patients. In addition, companies offering aesthetic products competitive to Jeuveau® or Evolysse™, whether they pursue an aesthetic-only non-reimbursed product strategy or not, may nonetheless try to compete with Jeuveau® or Evolysse™ on price both directly through rebates, promotional programs and coupons and indirectly through attractive product bundling and customer loyalty programs. Our business, financial results and future prospects will be materially harmed if we cannot generate sufficient consumer demand for Jeuveau® or Evolysse™.

***We may need to increase the size of our organization, including our sales and marketing capabilities, in order to further market and sell our products and we may experience difficulties in managing this growth.***

As of December 31, 2025, we had 334 employees, all of whom were full-time employees. Our management and personnel, systems and facilities currently in place may not be adequate to support future growth. Our need to effectively execute our growth strategy requires that we identify, recruit, retain, incentivize and integrate any additional employees to effectively manage any future clinical trials, manage our internal development efforts effectively while carrying out our contractual obligations to third parties, and continue to improve our operational, financial and management controls, reporting systems and procedures.

We face risks in expanding our sales organization whether internally or by utilizing third parties, including our ability to retain and incentivize qualified individuals, provide adequate training to sales and marketing personnel, generate sufficient sales leads, effectively manage a geographically dispersed sales and marketing team, adequately provide complementary products to be offered by sales personnel, which may otherwise put us at a competitive disadvantage relative to companies with more extensive product lines, and handle any unforeseen costs and expenses. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products.

Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our development and strategic objectives or disrupt our operations.

***Our business involves the use of hazardous materials, and we and our third-party manufacturer and supplier must comply with environmental laws and regulations, which can be expensive and restrict how we do business.***

Our research and development and manufacturing activities in the future may, and our licensors' manufacturing and supplying activities presently do, involve the controlled storage, use and disposal of hazardous materials, including botulinum toxin type A, a key component of Jeuveau®, and other hazardous compounds. We and our licensors are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our licensors' facilities pending their use and disposal. We and our licensors cannot eliminate the risk of contamination, which could cause an interruption of any of our licensors' manufacturing processes, our commercialization efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our licensors for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent.

***We may use third-party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.***

We may license or selectively pursue strategic collaborations for the development, validation and commercialization of Jeuveau®, Evolysse™, and any future product candidates. In any third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

In addition, we may face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to consumers, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue.

***Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.***

We have incurred substantial losses during our history and we may never achieve profitability. We have generated taxable losses and unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards ("NOLs"), and other pre-change tax attributes, such as research tax credits, and Section 163(j) interest expense carryforwards, to offset its post-change income may be limited. As of December 31, 2025, we had $330.5 million of federal NOLs, $59.3 million of foreign NOLs, and $257.8 million of state NOLs available to offset our future taxable income, if any. Additionally, we had federal and California research and development credit carryforwards of $1.6 million and $0.6 million, respectively, as well as $51.2 million in federal Section 163(j) interest expense carryforwards as of December 31, 2025. These tax attributes, such as NOLs, and research and development tax credit carryforwards are set to expire at various dates beginning in 2034. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, which could restrict our ability to utilize our pre-change NOLs, research and development credit, and Section 163(j) interest expense carryforwards for offsetting U.S. federal taxable income, potentially leading to increased future tax liability. In addition, there may be periods during which the use of tax attributes is suspended or otherwise limited, which could accelerate or permanently increase taxes owed.

***Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability and limit our cash available to fund our growth strategy.***

27

The New Pharmakon Term Loans (as defined below) have, and any additional debt we subsequently incur may have, a variable rate of interest. Higher interest rates could increase debt service requirements on our current variable rate indebtedness (even though the amount borrowed remains the same) and on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes and materially and adversely affect our profitability, cash flows and results of operations.

**Risks Related to Our Relationship with Our Licensors**

***We rely on the Daewoong Agreement, the Symatese U.S. Agreement and the Symatese Europe Agreement and any termination or loss of significant rights, including exclusivity, under these agreements would materially and adversely affect our business.***

Our ability to exclusively commercialize Jeuveau® and Evolysse™ are completely dependent on the Daewoong Agreement, and the Symatese U.S. Agreement and Symatese Europe Agreement, respectively. Under each agreement we have numerous obligations, including minimum product purchases, milestone payments and commercialization and development obligations. If we breach any material obligation, our partners may terminate or decrease our rights under the agreements. If we were to lose rights under the Daewoong Agreement, or either of the Symatese agreements, we would experience an immediate reduction in our revenues and future business opportunities. We believe it would be difficult to find an alternative supplier of these products. In addition, to the extent the alternative supplier has not secured regulatory approvals in a jurisdiction, we would have to expend significant resources to obtain regulatory approvals that may never be obtained or require several years to obtain, which could significantly delay commercialization. We may be unable to raise additional capital to fund our operations during this extended time on terms acceptable to us or at all. Additionally, if we experience delays as a result of a dispute with either of our partners the demand for our products could be materially and adversely affected.

***We currently rely solely on Daewoong to manufacture Jeuveau®, and on Symatese to manufacture Evolysse™ and as such, any production or other problems with either licensor could adversely affect us.***

We depend solely upon Daewoong for the manufacturing of Jeuveau®, and on Symatese to manufacture Evolysse™. Although alternative sources of supply may exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for and qualify alternative suppliers, which could have a material adverse effect on our business. Suppliers of any new product candidate would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the product candidate. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

In addition, our reliance on Daewoong and Symatese entails additional risks, including reliance on our partners for regulatory compliance and quality assurance, the possible breach of either the Daewoong Agreement by Daewoong or the Symatese U.S. Agreement and Symatese Europe Agreement by Symatese, and the possible termination or nonrenewal of either agreement at a time that is costly or inconvenient for us. Our failure, or the failure of our partners, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. Our dependence on our partners also subjects us to all of the risks related to our partner's business, which are all generally beyond our control. Our partners' ability to perform their obligations under their respective agreements is dependent on their operational and financial health, which could be negatively impacted by several factors, including changes in the economic, political and legislative conditions in their home countries and the broader region in general and the ability of our partners to continue to successfully attract customers and compete in its market.

Additionally, we are dependent on our licensors for day-to-day compliance with cGMP for production of our products. Facilities used by our licensors to produce the drug substance, devices and materials or finished products for commercial sale must pass inspection and be approved by the FDA and other relevant regulatory authorities. If the safety of our products is compromised due to a failure to adhere to applicable laws or for other reasons, we may not be able to successfully commercialize our product and we may be held liable for injuries sustained as a result. In addition, the manufacturing facilities of certain of our suppliers are located outside of the United States. This may give rise to difficulties in importing our product into the United States or other countries as a result of, among other things, regulatory agency approval requirements, taxes, tariffs, local import requirements such as import duties or inspections, incomplete or inaccurate import documentation or defective packaging. Any of these factors could adversely impact our ability to effectively market and sell our products.

Any failure or refusal by our licensors or any other third party to supply our products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

Our licensors developed the manufacturing process for our products in facilities outside the United States. If these facilities were to be damaged, destroyed or otherwise unable to operate or comply with regulatory requirements, whether due to earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, public health emergencies, employee malfeasance, terrorist acts, power outages or otherwise, or if operations at the facility is disrupted for any other reason, such an event could jeopardize our licensors' ability to manufacture our products as promptly as we or our customers expect or possibly at all. If our licensors are unable to manufacture our products within a timeframe that meets our and our customers' expectations, our business, prospects, financial results and reputation could be materially harmed. Any disaster recovery and business continuity plans that we and our licensors may have in place or put in place may not be adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of our or our licensors' lack of disaster recovery and business continuity plans, or the adequacy thereof, which could have a material adverse effect on our business.

***We forecast the demand for commercial quantities of our products, and if our forecasts are inaccurate, we may experience delays in shipments, increased inventory costs or inventory levels, and reduced cash flow.***

We purchase our products from our licensors, Daewoong and Symatese. Pursuant to our agreements with our licensors, we are obligated to submit forecasts of anticipated product orders and may, from time to time, submit purchase orders on the basis of these forecasting requirements. For a variety of reasons we may not be able to accurately predict future demand. In addition, we expect our licensors to manufacture our products for other markets in which we do not have exclusive rights. If our business significantly expands, our demand for commercial products would increase and our licensors may be unable to meet our increased demand. In addition, our products have fixed future expiration dates. If we overestimate demand for our products, we will have excess inventory, which may have to be disposed of if such inventory exceeds approved expiration dates, which would result in lost revenues and increase our expenses. If we underestimate requirements for our products, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance.

**Risks Related to Intellectual Property**

***Third-party claims of intellectual property infringement may prevent or delay our commercialization efforts and interrupt our supply of products.***

Our commercial success depends in part on our avoiding infringement of the proprietary rights of third parties. Competitors in the field of dermatology, medical aesthetic and neurotoxins have developed large portfolios of patents and patent applications in fields relating to our business. In particular, there are patents held by third parties that relate to the treatment with neurotoxin-based products for the indication we are currently marketing. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the technology, medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter-party reexamination proceedings before the U.S. Patent and Trademark Office ("USPTO"). Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing Jeuveau®. As the technology, medical device and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we or any of our current or future licensors, including Daewoong or Symatese, are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of our products or any future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or any future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our products or any future product candidates, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

In addition to claims of patent infringement, third parties may bring claims against us asserting misappropriation of proprietary technology or other information in the development, manufacture and commercialization of our products or any of our future product candidates. Defense of such a claim would require dedicated time and resources, which time and resources could otherwise be used by us toward the maintenance of our own intellectual property and the development and commercialization of our products and any of our future product candidates or by any of our current or future licensors for operational upkeep and manufacturing of our products. For example, prior to entering into the Medytox Settlement Agreements, we were a defendant in a lawsuit brought by Medytox in the Superior Court of the State of California (the "Medytox Litigation"), and a respondent in an action filed by Allergan and Medytox in the ITC Action, each alleging, among other things, that Daewoong stole Medytox's botulinum toxin bacterial strain (the "BTX strain"), that Daewoong misappropriated certain trade secrets of Medytox, including the process used to manufacture Jeuveau® (which Medytox claims is similar to its biopharmaceutical drug, Meditoxin) using the BTX strain, and that Daewoong thereby interfered with Medytox's plan to license Meditoxin to us, or the Medytox Litigation. Both the Medytox Litigation and ITC Action diverted the attention of our senior management and were costly, in terms of legal costs and the ultimate payments and royalties to be paid under the Medytox Settlement Agreements.

Additionally, we are aware that multiple entrants into the injectable HA gels market have faced litigation related to allegations of intellectual property infringement and have either expended large amounts of money to defend these claims, attempted to invalidate a third-party's intellectual property as a defense, or have entered into settlement and license agreements in order to commercialize their injectable HA gel products. As the importer of record and commercial distributor of Evolysse™, we may be required to defend these cases, which may result in increased legal and royalty costs.

Parties making claims against us or any of our current or future licensors may request and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, we or any of our current or future licensors may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties which may not be commercially or more available, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical trial supplies or allow commercialization of our products or any future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. Similarly, third-party patents could exist that might be enforced against our products, resulting in either an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

***If we or any of our current or future licensors, including Daewoong and Symatese, are unable to maintain, obtain or protect intellectual property rights related to our products, we may not be able to compete effectively in our market.***

We and our current licensors, Daewoong and Symatese, currently rely upon a combination of trademarks, trade secret protection, confidentiality agreements and proprietary know-how. Botulinum toxin cannot be patented, as it is produced by *Clostridium botulinum*, a gram-positive, rod-shaped, anaerobic, spore-forming, motile bacterium with the ability to produce the neurotoxin botulinum. Only the manufacturing process for botulinum toxin can be patented, for which Daewoong has obtained a U.S. patent. Our trade secrets and other confidential proprietary information and those of our licensors could be disclosed or competitors could otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we or any of our current or future licensors may encounter significant problems in protecting and defending our or their intellectual property both in the United States and internationally. If we or any of our current or future licensors are unable to prevent material disclosure of the non-patented intellectual property related to our products to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business.

In addition to the protection afforded by trademarks, confidentiality agreements and proprietary know-how, we may in the future rely upon in-licensed patents for any future product offerings. The strength of patents we may in-license in the technology and healthcare fields involves complex legal and scientific questions and can be uncertain. The patent applications that we may in-license may fail to result in issued patents with claims that cover any of our future product candidates in the United States or in other foreign countries, and the issued patents that we may in-license may be declared invalid or unenforceable.

We are reliant on the ability of our licensors, to maintain their intellectual property and protect their intellectual property against misappropriation, infringement or other violation. We may not have primary control over our future licensors' patent prosecution activities. Furthermore, we may not be allowed to comment on prosecution strategies, and patent applications may be abandoned by the patent owner without our knowledge or consent. With respect to patents that are issued to our licensors, or patents that may be issued on patent applications, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. As a licensee, we are reliant on Daewoong, Symatese, and our future licensors to defend any third-party claims. Our licensors may not defend or prosecute such actions as vigorously or in the manner that we would have if entitled to do so, and we will be subject to any judgment or settlement resulting from such actions. Also, a third-party may challenge the validity of our in-licensing transactions. Furthermore, even if they are unchallenged, any of our future in-licensed patents and patent applications may not adequately protect the licensors or our intellectual property or prevent others from designing around their or our claims.

***We may become involved in lawsuits to protect or enforce our intellectual property or the patents and other intellectual property of our licensors, which could be expensive and time-consuming.***

Competitors may infringe our intellectual property, including any future patents we may acquire, or the patents and other intellectual property of our licensors, including Daewoong or Symatese. As a result, we or any of our current or future licensors may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of such patents at risk of being invalidated or interpreted narrowly. Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to any of our future patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us or any of our current or future licensors may fail or may be invoked against us or our licensors by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management or the management of any of our current or future licensors, including Daewoong or Symatese. We may not be able, alone or with any of our current or future licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, or in-license needed technology or other product candidates.

***We may not be able to protect our intellectual property rights throughout the world.***

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from using our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

### *If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.*

In addition to seeking patents for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors and other third parties. We expect to enter into confidentiality and invention assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

### *We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.*

We employ individuals who were previously employed at other pharmaceutical or medical aesthetic companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could diminish or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

### *We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.*

A third party may hold intellectual property, including patent rights that are important or necessary to the development of Evolysse™ or our future product candidates including certain formulations and methods of production of these products. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed, possibly materially.

***If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.***

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

Third parties may assert that we are using trademarks or trade names that are confusingly similar to their marks. If any third party were able to establish that our trademarks or trade names were infringing their marks, that third party may be able to block our ability to use the infringing trademark or trade name. In addition, if a third party were to bring such a claim, we would be required to dedicate time and resources to fight the claim, which time and resources could otherwise be used toward the maintenance of our own intellectual property.

Parties making claims against us may request and obtain injunctive or other equitable relief, which could prevent our ability to use the subject trademarks or trade names. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement. We may be required to re-brand one or more of our products, product candidates, or services offered under the infringing trademark or trade name, which may require substantial time and monetary expenditure. Third parties could claim senior rights in marks which might be enforced against our use of trademarks or trade names, resulting in either an injunction prohibiting our sales under those trademarks or trade names.

**Risks Related to Government Regulation**

***Our business and products are subject to extensive government regulation.***

We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, the EU, Canada, Australia and other countries, principally by the FDA, the U.S. Drug Enforcement Administration, the Centers for Disease Control and Prevention, the EMA and other similar regulatory authorities. Our partners Daewoong and Symatese are also subject to extensive regulation by the FDA and their own country's regulatory authorities as well as other regulatory authorities. Our failure to comply with all applicable regulatory requirements, or our partner's failure to comply with applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and the Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other enforcement or administrative actions, including, sanctions, warnings, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

Following regulatory approval, we, and our direct and indirect suppliers, including Daewoong and Symatese, remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations. Adverse findings during regulatory inspections may result in requirements that we implement REMS programs, requirements that we complete government mandated clinical trials, and government enforcement actions including those relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls.

If we experience delays in obtaining approval, as a result of a government shutdown or otherwise, or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be materially impaired.

***We may not obtain regulatory approval for the commercialization of any future product candidates.***

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug and biologic products, such as our neurotoxin product, and medical devices, such as our injectable HA gel product candidates, are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, with regulations differing from country to country. If we, our products or the manufacturing facilities for our products fail to comply with applicable regulatory requirements, a regulatory agency may:

- impose restrictions on the marketing or manufacturing of the product, suspend or withdraw product approvals or revoke necessary licenses;

- issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;

- mandate modifications to promotional materials or require us to provide corrective information to aesthetic practitioners;

- require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

- commence criminal investigations and prosecutions;

- impose injunctions;

- impose other civil or criminal penalties;

- suspend any ongoing clinical trials;

- delay or refuse to approve pending applications or supplements to approved applications filed by us;

- refuse to permit drugs or active ingredients to be imported or exported;

- suspend or impose restrictions on operations, including costly new manufacturing requirements; or

- seize or detain products or require us to initiate a product recall.

Any of the foregoing could materially harm our business and reputation. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, the EMA or other similar foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaborators believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA and other similar regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA, the EMA or other similar regulatory authorities delaying or denying approval of a product candidate for any or all targeted indications.

Regulatory approval of a BLA or BLA supplement, premarket approval, marketing authorization application, or other product approval is not guaranteed, and the approval process is expensive and may take several years. The FDA, the EMA and other regulatory authorities have substantial discretion in the approval process. Despite the time and expense expended, failure can occur at any stage, and we could encounter problems that cause us to abandon, modify or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for the FDA, the EMA or other regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. The FDA, the EMA and other regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including the following:

- a product candidate may not be deemed safe, effective, pure or potent;

- the data from preclinical studies and clinical trials may not be deemed sufficient;

- the FDA or other regulatory authorities might not approve our third-party manufacturers' processes or facilities;

- deficiencies in the formulation, quality control, labeling, or specifications of a product candidate or in response to citizen petitions or similar documents filed in connection with the product candidate;

- general requirements intended to address risks associated with a class of drugs, such as a new REMS requirement for neurotoxins, injectable HA gels or other aesthetic products;

- the enactment of new laws or promulgation of new regulations that change the approval requirements; or

- the FDA or other regulatory authorities may change their approval policies or adopt new regulations.

If any future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain approval, our business and results of operations will be materially and adversely harmed.

***We are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements.***

Jeuveau® and Evolysse™ and any other regulated products we may offer in the future are subject to continual regulatory review by the FDA, the EMA and other similar regulatory authorities.

Any regulatory approvals that we or our collaborators receive for any future product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for our products and any other future product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and compliance with good clinical practice requirements, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with Jeuveau®, Evolysse™ or any future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things: restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls; fines, warning letters or holds on clinical trials; refusal by the FDA, the EMA or other similar regulatory authorities to approve pending applications or supplements to approved applications filed by us or our strategic collaborators or suspension or revocation of product license approvals; product seizure or detention or refusal to permit the import or export of products; and injunctions or the imposition of civil or criminal penalties.

Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

***If we fail to obtain regulatory approvals in foreign jurisdictions for our products or any future product candidates, we will be unable to market our products outside of the United States.***

In addition to regulations in the United States, we are and will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in markets outside of the United States.

***Our products or any future products may cause or contribute to adverse medical events that we are required to report to regulatory agencies and if we fail to do so, we could be subject to sanctions that would materially harm our business.***

Some participants in our clinical trials have reported adverse events after being treated with our products. If we are successful in commercializing our products or any other product candidate the FDA and other regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events that we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, the EMA or other similar regulatory authorities could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

***We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.***

While we do not expect that our products will subject us to the various U.S. federal and most state laws intended to prevent health care fraud and abuse, we may in the future become subject to such laws. The Anti-Kickback Statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of anti-kickback and other applicable laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The federal False Claims Act ("FCA"), imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. Some state law equivalents of the above federal laws, such as the Anti-Kickback Statute and FCA, apply to items or services regardless of whether the good or service was reimbursed by a government program, so called all-payor laws. These all-payor laws could apply to our sales and marketing activities even if the Anti-Kickback Statute and FCA laws are inapplicable.

If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA or an all-payor law, then we could be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment or the curtailment or restructuring of our operations, any of which could materially and adversely affect our ability to operate our business and our financial results.

State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements with pharmacies and other healthcare providers that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines, have been ordered to implement extensive corrective action plans, and have in many cases become subject to consent decrees severely restricting the manner in which they conduct their business, among other consequences. Additionally, federal and state regulators have brought criminal actions against individual employees responsible for alleged violations. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

***Legislative or regulatory healthcare reforms in the United States and other countries may make it more difficult and costly for us to obtain regulatory clearance or approval of any future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.***

From time to time, legislation is drafted and introduced in the U.S. Congress or other countries that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, regulations and guidance are often revised or reinterpreted by the FDA and other regulatory authorities in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future product candidates. Such changes could, among other things, require changes to manufacturing or marketing methods, changes to product labeling or promotional materials, recall, replacement, or discontinuance of one or more of our products;

and additional recordkeeping. Additionally, the ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel, the ability to accept the payment of user fees, statutory, regulatory and policy changes and other events that may otherwise affect the FDA's ability to perform routine functions. For example, the current administration has stated its intention to focus on decreasing government spending and has made significant staffing reductions in the federal government. Any funding or staffing reductions at the FDA could impact the FDA's ability to review and approve new products, which could make it more difficult and expensive to obtain approval of our products and/or bring our products to market.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

Additionally, in its June 2024 decision in *Loper Bright Enterprises v. Raimondo* ("Loper"), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies applicable to our current or future operations, including those issued by the FDA and CMS. Further, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations and other impacts to the agency rulemaking process. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

**Risks Related to Our Common Stock**

***Derivative lawsuits have been filed against us and certain of our officers and directors, which could result in substantial costs and could divert management attention.***

As disclosed in Part I, Item 3 "Legal Proceedings," we and certain of our officers were previously named as defendants in a securities class action lawsuit and we are a nominal defendant in derivative lawsuits filed against certain of our officers and directors. We maintain director and officer's insurance coverage and continue to engage in vigorous defense of such litigation. If we are not successful in our defense of such litigation, we could be forced to make significant payments to or other settlements with our stockholders and their lawyers outside of our insurance coverage, and such payments or settlement arrangements could have a material adverse effect on our business, operating results or financial condition. We have also been and may in the future be the target of securities class action or derivative litigation, as companies that have experienced volatility in the market price of their stock have been subject to Securities Act litigation. Even if the claims asserted in these lawsuits are not successful, the litigation could result in substantial costs and significant adverse impact on our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results or financial condition.

***The trading price of our common stock has been volatile, and purchasers of our common stock could incur substantial losses.***

Our stock price is volatile. For example, the closing price of our common stock during the year ended December 31, 2025 has ranged from a low of $5.77 to a high of $15.04. The stock market in general and the market for earlier stage pharmaceutical and medical aesthetic companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, some of which are beyond our control, including:

- changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

- the public's reaction to our earnings releases, other public announcements and filings with the SEC or those of companies that are perceived to be similar to us;

- variations in our financial results or those of companies that are perceived to be similar to us;

- any termination or loss of rights under the Daewoong Agreement, the Symatese U.S. Agreement or the Symatese Europe Agreement;

- adverse developments in the regulatory approval process for Evolysse™ or any future products;

- the FDA or other U.S. or foreign regulatory or legal actions or changes affecting us or our industry;

- adverse developments concerning our manufacturer or any future strategic partnerships;

- adverse developments affecting our compliance with the Medytox Settlement Agreements;

- adverse developments concerning litigation pending against us;

- introductions and announcements of new technologies and products by us, any commercialization partners or our competitors, and the timing of these introductions and announcements;

- success or failure of competitive products or medical aesthetic products generally;

- announcements of results of clinical trials or regulatory approval or disapproval of product candidates;

- unanticipated safety concerns related to the use of Jeuveau® or Evolysse™ or any of our future products;

- changes in the structure of healthcare payment systems;

- announcements by us or our competitors of significant acquisitions, licenses, strategic partnerships, new product approvals and introductions, joint ventures or capital commitments;

- overall financial market conditions for the pharmaceutical and biopharmaceutical sectors and issuance of securities analysts' reports or recommendations;

- rumors and market speculation involving us or other companies in our industry;

- short selling of our common stock or the publication of opinions regarding our business prospects in a manner that is designed to create negative market momentum;

- sales of substantial amounts of our stock by significant stockholders or our insiders, or the expectation that such sales might occur;

- news reports relating to trends, concerns and other issues in medical aesthetics market or the pharmaceutical or biopharmaceutical industry;

- operating and stock performance of other companies that investors deem comparable to us and overall performance of the equity markets;

- additions or departures of key personnel, including our Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer;

- intellectual property, product liability or other litigation against us, our manufacturer or other parties on which we rely or litigation against our general industry;

- changes in our capital structure, such as future issuances of securities and the incurrence of additional debt;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- economic conditions in the markets in which we operate and ongoing geopolitical conflicts; and

- other factors described in this "Risk Factors" section.

In addition, the stock market in general, and the market for pharmaceutical, biotechnology and medical aesthetics companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigation has often been instituted against that company. We may become the target of this type of litigation in the future. Securities litigation, if instituted against us, could result in substantial costs and divert our management's attention and resources from our business.

***Future sales of our common stock by us or the perception that such sales may occur, could depress the market price of our common stock.***

Sales by us of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could significantly reduce the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

We have filed a registration statement with the SEC covering shares of our common stock available for future issuance under our 2017 Omnibus Incentive Plan and 2023 Inducement Incentive Plan and may file future registration statements covering shares of our common stock for future issuance under any future plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the contractual arrangements discussed above and subject to compliance with Rule 144 in the case of our affiliates. We have also filed a registration statement on Form S-3 covering the offering and sale from time to time of shares of our common stock and certain other securities, which we used to complete our March 2024 follow-on offering as well as to register the sale of shares of our common stock pursuant to our ATM Program. Sales of a large number of the shares issued under these plans in the public market, or a perception that such sales could occur, could significantly reduce the market price of our common stock.

***Anti-takeover provisions in our certificate of incorporation and bylaws, as well as Delaware law, could discourage a takeover.***

Our certificate of incorporation, bylaws and Delaware law contain provisions that might enable our management to resist a takeover and might make it more difficult for an investor to acquire a substantial block of our common stock. These include the following provisions:

- permit our Board of Directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, without stockholder approval, which could be used to dilute the ownership of a hostile bidder significantly;

- provide that the authorized number of directors may be changed only by resolution of our Board of Directors and that a director may only be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- divide our Board of Directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors;

- require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company;

- prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

- provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer or by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors, which may delay the ability of our stockholders to force consideration by our company of a take-over proposal or to take certain corporate actions, including the removal of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the General Corporation Law of the State of

Delaware (the "DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This provision could have the effect of delaying or preventing a change-of-control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

***Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.***

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for all "internal corporate claims." "Internal corporate claims" are claims that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity, or as to which Title 8 of the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or the Court of Chancery, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. For example, this choice of forum provision would not apply to claims brought pursuant to the Exchange Act or the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. The choice of forum provision in our certificate of incorporation will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This choice of forum provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

***Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.***

Our certificate of incorporation and bylaws provide that we can indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Separate indemnity agreements have been issued with each director and executive officer.

In addition, as permitted by Section 145 of the DGCL, our bylaws and our indemnification agreements that we have entered into with our directors and officers, among other things provide that:

- We have indemnified our directors and officers for serving us in those capacities, or for serving as a director, officer, employee or agent of other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that we may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

- We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

- We will be required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

- The rights conferred in our bylaws will not be exclusive. We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

As a result, claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

**General Risk Factors**

***Our business could be negatively affected as a result of actions of activist stockholders, and such activism could impact the trading value of our securities.***

Stockholders may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our Board of Directors and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our Board of Directors could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our Board of Directors and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders. We may choose to initiate, or may become subject to, litigation as a result of the proxy contest or matters arising from the proxy contest, which would serve as a further distraction to our Board of Directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

***If securities or industry analysts publish unfavorable research about our business or decrease the frequency or cease to provide coverage of our company, our stock price and trading volume could decline.***

The trading market for our common stock depends in part on the research and reports that equity research analysts publish about us and our business. If one or more of the equity research analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

***We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.***

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future, and the payment of dividends is also restricted under our credit facility. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

***The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified Board members.***

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq Marketplace Rules and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now that we are no longer an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to assist us in complying with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of our management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 1C. Cybersecurity.**

**Risk Management and Strategy**

Our cybersecurity risk management process is designed to identify and manage internal and external cybersecurity threats and vulnerabilities to and within our business and operations. Our cybersecurity program is integrated into our overall risk management systems, business continuity and crisis management programs, third-party risk management program, insurance risk management program, and employee compliance programs. Our cybersecurity program includes systems and processes such as, but not limited to, maintenance and monitoring of information security policies, implementation and maintenance of infrastructure security systems, programs and policies designed to promote employee awareness of cyber policies and practices (including implementing an annual process for employees to complete security awareness training in addition to new employee cybersecurity awareness training), information systems configuration management, use of third-party risk management systems, process to promote identity and information asset protection and cybersecurity threat operations with continuous monitoring. This program also includes processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party service providers.

We have developed an incident response plan designed to coordinate the activities that we and our third-party security service providers take to prepare to respond and recover from cybersecurity incidents, which include processes to triage, assess severity, investigate, escalate, contain, and remediate an incident, as well as to comply with potentially applicable legal obligations and mitigate any reputational damage. Additionally, as part of our overall risk management program, we maintain a global insurance portfolio with cybersecurity coverage.

To date, we do not believe that our business, including our business strategy, results of operations, or financial condition have been materially affected, or are reasonably likely to be materially affected, as a result of identified cybersecurity threats or incidents, including as a result of any previous cybersecurity incidents that we are aware of. However, we cannot provide assurance that we will not be materially affected in the future by such risks or any future cybersecurity incidents. For more information on our cybersecurity-related risks, please refer to the risk factor titled "We rely on our digital technology and applications and our business and operations could suffer in the event of information system failures or a cybersecurity incident" in Part I, Item 1A of this Report.

**Governance**

Our cybersecurity team is led by the SVP of Information Technology ("IT") and Operations, who reports to our Chief Executive Officer. Our SVP of IT and Operations and the cybersecurity team have over 25 years of experience managing and securing technology infrastructure. The cybersecurity team has responsibility for the planning and execution of our processes to manage cybersecurity and other information technology risks. The cybersecurity team also institutes and maintains controls for our systems, applications, and databases. Our management, with involvement and input from our Board of Directors, performs annual enterprise-wide cybersecurity assessments to identify and manage key existing and emerging risks for our company.

The Board of Directors receives periodic updates on our cybersecurity risks from our SVP of IT and Operations, including risk assessments, areas of emerging risks, incidents and industry trends, and other areas of importance. These reports include updates on our progress preparing for, preventing, detecting, responding to and recovering from material cyber incidents, if any. In addition, as needed, management updates the Board of Directors regarding any material cybersecurity incidents.

**Item 2.  Properties.**

Our corporate headquarters is located at 520 Newport Center Drive, Suite 1200, Newport Beach, CA 92660, in a facility that we lease, encompassing in aggregate approximately 30,716 square feet of space. On July 27, 2023, we entered into an amendment to the existing lease agreement for our corporate headquarters for additional office space of approximately 8,333 square feet of space (the "Amended Lease Agreement"). On October 16, 2024, we entered into the Second Amendment to the Lease Agreement (the "Second Lease Amendment" and, with the Amended Lease Agreement, the "Lease Agreement") to lease additional office space for our corporate headquarters. The lease term for the Second Lease Amendment commenced beginning in October 2025. The Lease Agreement expires on January 31, 2030. With the additional office space, we believe our facilities are sufficient for our current needs. When the Lease Agreement expires, we may exercise our renewal option or look for additional or alternative space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

**Item 3.  Legal Proceedings.**

We are and may become from time to time a party to various claims and lawsuits arising in the ordinary course of business, but we are not a party to any material legal proceeding required to be disclosed under Item 103 of Regulation S-K.

**Item 4.  Mine Safety Disclosures.**

Not applicable.

**Part II**

**Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

Our common stock trades on the Nasdaq Global Market under the symbol "EOLS."

**Holders of Record**

As of February 27, 2026, there were approximately 20 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

**Dividend Policy**

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, tax considerations, legal or contractual restrictions, business prospects, the requirements of current or then-existing debt instruments, general economic conditions and other factors that our Board of Directors may deem relevant. The payment of dividends is also restricted under our credit facility.

**Performance Graph**

This performance graph shall not be deemed "soliciting material" or "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed incorporated by reference into any of our filings under the Securities Act or Exchange Act, except as shall be expressly set forth by specific reference in such filing. The graph is required by applicable rules of the SEC and is not intended to forecast, predict or be indicative of the possible future performance of our common stock.



This graph shows a comparison of the cumulative total return to holders of our common stock relative to the cumulative total returns of The Nasdaq Composite Index and The Nasdaq Biotechnology Index for the five years ended December 31, 2025. The graph assumes that $100 was invested in our common stock and in each of these indices at the market close on the last trading day for the year ended December 31, 2020 and assumes the reinvestment of any dividends.

| Company/Index | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 |
|---|---|---|---|---|---|---|
| Evolus | $ 100.00 | $ 193.75 | $ 223.51 | $ 313.39 | $ 328.57 | $ 197.92 |
| Nasdaq Composite | $ 100.00 | $ 121.39 | $ 81.21 | $ 116.47 | $ 149.83 | $ 180.33 |
| Nasdaq Biotech | $ 100.00 | $ 99.37 | $ 88.53 | $ 91.84 | $ 90.58 | $ 119.92 |

**Item 6.  [Reserved].**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*The following discussion contains management's discussion and analysis of our financial condition and consolidated results of operations and should be read together with the audited consolidated financial statements and the related notes thereto included in Item 8 "Financial Statements and Supplementary Data" and included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the Item 1A "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" and Item 1A "Risk Factors" in this Annual Report on Form 10-K. This section of the Form 10-K generally discusses the years ended December 31, 2025 and 2024 and year-to-year comparisons of 2025 to 2024. Discussions of the year ended December 31, 2023 and year-to-year comparisons of 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 4, 2025.*

**Overview**

We are a global performance beauty company delivering breakthrough products with a customer-centric approach in the cash-pay aesthetic market. Our current commercial product portfolio includes Jeuveau® (prabotulinumtoxinA-xvfs) and Evolysse™, a collection of injectable hyaluronic acid ("HA") gels. We currently sell Jeuveau® in the United States, Canada, certain European countries and Australia, and, in April 2025, we launched Evolysse™ Form and Evolysse™ Smooth in the United States, which are indicated for wrinkles and folds, such as nasolabial folds, in adults. We expect to launch all four Evolysse™ products in Europe in the second quarter of 2026 and anticipate two additional Evolysse™ products, Evolysse™ Sculpt and Evolysse™ Lips, to be approved in the United States in 2026 and 2027, respectively.

Our primary market is the cash-pay aesthetic market, which consists of medical products that consumers pay for directly out of pocket. Our customers are aesthetic practitioners who are properly licensed to deliver our products. By avoiding the regulatory burdens that accompany reimbursed products and pursuing an aesthetic-only non-reimbursed product strategy, we create flexibility to deliver a unique value proposition to our customers. We utilize this flexibility to drive customer adoption through programs such as our consumer loyalty program, co-branded marketing programs, portfolio bundles, promotional events and pricing strategies.

**Market Trends and Uncertainties**

The global economy has experienced heightened volatility and disruptions, including enacted and threatened tariffs. While inflation in the United States is moderating, job growth has been muted, and consumer confidence has generally been weakening.

Recently enacted tariffs by the United States have adversely affected and potentially will continue to adversely affect overall consumer sentiment and discretionary spending. As a result, lower consumer sentiment and discretionary spending have negatively impacted aesthetic procedures and our sales and may negatively impact our sales in the future if consumer discretionary spending does not improve. We cannot reasonably estimate the financial impact of current and threatened tariffs by the United States on our future financial condition, results of operations or cash flows.

As of December 31, 2025, the majority of our debt outstanding represents a long-term loan bearing variable rates of interest (see *Note 7. Term Loans* in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information). Changes in market interest rates will affect the interest expense incurred from this outstanding debt instrument, increasing or decreasing our interest expense in future periods. Additionally, changes in market interest rates may affect the interest rate and corresponding interest expense on any new issuance of short-term and long-term debt securities. See Item 7A "Quantitative and Qualitative Disclosure About Market Risk" of this Annual Report for more information.

**Recent Key Developments**

On March 3, 2026, we entered into a Loan and Security Agreement (the "Revolving Credit Facility") with Eclipse Business Capital LLC, providing for a $30.0 million asset-based revolving credit facility with an accordion feature of up to $10.0 million. The Revolving Credit Facility matures in three years and requires a minimum utilization of $10.0 million. Borrowings under the Revolving Credit Facility bear interest at adjusted term SOFR (subject to a floor of 2.0%) plus 4.25%, subject to potential downward adjustments. The Revolving Credit Facility is secured by a first priority lien on substantially all of our assets and is guaranteed by us and our subsidiaries. See "Liquidity and Capital Resources - *The Revolving Credit Facility*" and *Note 15. Subsequent Events* in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

In the third quarter of 2025, we performed a strategic cost structure optimization, and, in connection with the restructuring initiative, $1.4 million of restructuring related costs were incurred.

In August 2025, we announced the submission of Premarket Approval Application ("PMA") to the U.S. Food and Drug Administration ("FDA") for Evolysse™ Sculpt. We anticipate that the FDA's review will follow the standard PMA process, with approval expected in the second half of 2026.

In May 2025, we entered into an Amended and Restated Loan Agreement (the "A&R Loan Agreement") with Pharmakon (as defined below), which amends and restates the Prior Pharmakon Loan Agreement. Under the A&R Loan Agreement, Pharmakon agreed to make a senior secured term loan to us in an aggregate principal amount of up to $250.0 million to be funded in three tranches, comprised of an initial $150.0 million tranche funded upon the execution of the A&R Loan Agreement and two additional tranches of up to $50.0 million each, available at our election (collectively, the "New Pharmakon Term Loans") with a scheduled expiration date of December 31, 2026.

In April 2025, we launched Evolysse™ Form and Evolysse™ Smooth in the United States.

**Results of Operations**

***Comparison of the Years Ended December 31, 2025 and 2024***

The following table summarizes our results of operations for the periods indicated:

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| (in thousands) | | 2025 | | 2024 |
| Revenue: | | | | |
| Product revenue, net | $ | 294,956 | $ | 264,306 |
| Service revenue | | 2,220 | | 1,968 |
| Total net revenues | | 297,176 | | 266,274 |
| Cost of goods sold | | 100,069 | | 83,970 |
| Gross profit | | 197,107 | | 182,304 |
| *Gross profit margin* | | *66.3 %* | | *68.5 %* |
| Operating expenses: | | | | |
| Selling, general and administrative | | 220,786 | | 198,025 |
| Research and development | | 9,576 | | 9,172 |
| Revaluation of contingent royalty obligation payable to Evolus Founders | | (6,381) | | 7,176 |
| Depreciation and amortization | | 4,345 | | 2,342 |
| Restructuring costs | | 1,443 | | — |
| Total operating expenses | | 229,769 | | 216,715 |
| Loss from operations | | (32,662) | | (34,411) |
| Other income (expense): | | | | |
| Non-operating expense, net | | (17,763) | | (15,472) |
| Other income (expense), net | | (539) | | 127 |
| Loss before income taxes | | (50,964) | | (49,756) |
| Income tax expense | | (677) | | (664) |
| Net loss | $ | (51,641) | $ | (50,420) |
| Currency translation adjustment | | 749 | | (478) |
| Comprehensive loss | $ | (50,892) | $ | (50,898) |

*Net Revenues*

We currently operate one reportable segment, and our net product revenues are derived from the sale of Jeuveau® and, beginning in April 2025, from the sale of Evolysse™. Net revenues consist of gross revenues net of adjustments primarily relating to customer rebates, rewards associated with consumer loyalty program, and co-branded marketing programs. Revenues are recognized when the control of the promised goods is transferred to the customer in an amount that reflects the consideration allocated to the related performance obligations and to which we expect to be entitled in exchange for those products or services.

Net revenues increased by $30.9 million, or 11.6%, to $297.2 million for the year ended December 31, 2025 from $266.3 million for the year ended December 31, 2024, primarily due to the launch of Evolysse™ in the United States and an increase in revenues from sales of Jeuveau®. Net revenues during the year ended December 31, 2025 and 2024 contained $2.2 million and $2.0 million of service revenue, respectively, from sales of Jeuveau® through a distribution partner in Canada. We anticipate our continued sales growth will depend on (i) our ability to grow our customer base and to increase purchases by our current customers in the competitive aesthetic market, (ii) the continued success of Evolysse™ Form and Evolysse™ Smooth products in the United States, (iii) the success of the commercial launch of Evolysse™ injectable HA gel collection in Europe and (iv) the regulatory approval for the Evolysse™ Sculpt and Evolysse™ Lips products in the United States.

*Cost of Goods Sold*

Cost of goods sold primarily consists of inventory cost, amortization of intangible asset relating to distribution right and certain royalties. Cost of goods sold increased by $16.1 million, or 19.2%, to $100.1 million for the year ended December 31, 2025 from $84.0 million for the year ended December 31, 2024 primarily due to an increase in the volume of both Jeuveau® and Evolysse™ sold. We anticipate that our cost of goods sold will fluctuate in line with changes in revenues and threatened tariffs.

*Gross Profit Margin*

Our gross profit margin was 66.3% and 68.5% for the years ended December 31, 2025 and 2024, respectively. We anticipate that our gross profit margin will fluctuate due to changes in product and geographic mix, as well as the impact of promotional and incentive programs on our average selling prices.

*Selling, General and Administrative*

Selling, general and administrative expenses increased by $22.8 million, or 11.5%, to $220.8 million for the year ended December 31, 2025 from $198.0 million for the year ended December 31, 2024, primarily due to higher personnel costs relating to our commercial activities and training for the launch of Evolysse™. Selling, general and administrative expenses may fluctuate in the future primarily driven by potential changes in marketing strategies, launches of new products and international expansion.

*Research and Development*

Research and development expenses increased by $0.4 million, or 4.4%, to $9.6 million for the year ended December 31, 2025 from $9.2 million for the year ended December 31, 2024. The increase was primarily attributable to increased clinical operations. We expect our research and development expenses to continue to increase if and when we develop further product candidates and as we pursue regulatory approvals.

*Revaluation of Contingent Royalty Obligation Payable to Evolus Founders*

The change in the fair value of the contingent royalty obligation payable to the Evolus Founders is recorded in operating expenses in each reporting period. For the years ended December 31, 2025 and 2024, we recognized an unrealized gain of $6.4 million and an unrealized loss of $7.2 million, respectively. Changes to the fair value of the contingent royalty obligation payable to Evolus Founders are driven by changes in management assumptions relating to revenue forecasts, the discount rate used, and the timing of cash flows.

*Depreciation and Amortization*

Depreciation and amortization increased by $2.0 million, or 85.5%, to $4.3 million for the year ended December 31, 2025 from $2.3 million for the year ended December 31, 2024, primarily due to an increase in amortization of internal-use software and depreciation of leasehold improvements.

***Restructuring Costs***

Restructuring costs were $1.4 million for the year ended December 31, 2025. No restructuring costs were incurred in the same period of the prior year. Restructuring costs were primarily related to one-time separation benefits incurred in connection with our strategic cost structure optimization.

***Non-Operating Expense, Net***

Non-operating expense, net, increased by $2.3 million, or 14.8%, to $17.8 million for the year ended December 31, 2025 from $15.5 million for the year ended December 31, 2024, primarily due to higher outstanding indebtedness, higher amortization of debt discount and issuance costs, and lower interest income from the Company's cash and cash equivalents, partially offset by lower average interest rates of our outstanding indebtedness. Interest on the New Pharmakon Term Loans is based on a variable interest rate, which we expect will continue to fluctuate with the market. See "Liquidity and Capital Resources - *The Pharmakon Term Loans*" for further information.

***Income Taxes Expense***

There was minimal income tax expense for the years ended December 31, 2025 and 2024.

**Liquidity and Capital Resources**

Liquidity is the ability to meet present and future financial obligations through operating cash flows, the sale or maturity of investments or the acquisition of additional funds through capital management. Our financial position and liquidity are, and will continue to be, influenced by a variety of factors, including the level of our outstanding indebtedness and the related principal and interest we are obligated to pay on our indebtedness; the amount and timing of any additional debt or equity financing we may pursue; our capital expenditure requirements; any merger, divestiture or acquisition activity; and our ability to generate cash flows from our operations. We expect cash provided by our operating activities to fluctuate as a result of a number of factors, including the amount and timing of our billing, collections and liability payments and our operating results and the factors that affect these results, including the amount and timing of our product sales; promotions, rebates and incentives; unfavorable macroeconomic events, including inflationary pressures; enacted and threatened tariffs; and decreases in consumer discretionary spending.

As of December 31, 2025, we had cash and cash equivalents of $53.8 million, positive working capital of $67.6 million and stockholders' deficit of $23.1 million.

Since inception, we have incurred recurring net operating losses and have an accumulated deficit of $661.0 million as of December 31, 2025 as a result of ongoing efforts to develop and commercialize our products, including providing selling, general and administrative support for our operations. We had net loss of $51.6 million and $50.4 million for the years ended December 31, 2025 and 2024, respectively. We had a loss from operations of $32.7 million and $34.4 million for the years ended December 31, 2025 and 2024, respectively. We used net cash of $42.3 million and $18.0 million in operating activities for the years ended December 31, 2025 and 2024, respectively. We expect to continue to incur significant expenses for the foreseeable future as we continue the commercialization efforts for our products, prepare for commercial launch of Evolysse™ Form, Evolysse™ Smooth, Evolysse™ Sculpt and Evolysse™ Lips injectable HA gel products in Europe, and pursue regulatory approvals of Evolysse™ Sculpt and Evolysse™ Lips.

*Follow-On Offering*

In March 2024, we completed a follow-on offering and issued 3,554,000 shares of our common stock, at a price to the public of $14.07 per share. We received net proceeds of $46.8 million from the offering, after deducting underwriting discounts and commissions and other offering expenses. In addition, we granted the underwriters an option, exercisable for 30 days, to purchase up to 533,100 additional shares of common stock (the "option shares") at the purchase price, which the underwriters exercised in April 2024 with respect to 318,100 of the allotted option shares. The net proceeds to us from the sale of the option shares, after deducting the underwriters' discounts and commissions, was $4.2 million.

*"At-the-market" Offerings of Common Stock*

On March 8, 2023, we entered into an "at-the-market" sales agreement (the "ATM Sales Agreement") and filed a shelf registration statement on Form S-3 and corresponding prospectus with the SEC to permit sales under the ATM Sales Agreement. The registration statement became effective on June 8, 2023. We have not sold any shares under the ATM Sales

Agreement. See *Note 10. Stock-Based Compensation and Stockholders' Equity* in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

*The Revolving Credit Facility*

On March 3, 2026, we entered into a Loan and Security Agreement dated as of March 3, 2026 (the "Revolving Credit Facility") with Eclipse Business Capital LLC as administrative agent the lenders thereto. The Revolving Credit Facility is comprised of an asset-based revolving credit facility with a $30.0 million commitment and an uncommitted accordion feature of up to $10.0 million (the "Accordion Facility"), which is exercisable, subject to lender consent and other conditions, in $5.0 million increments or in its entirety. The Revolving Credit Facility has a minimum utilization requirement of $10.0 million and a stated maturity three years from the date of closing with outstanding principal and interest fully due and payable at such time. Borrowings under the Revolving Credit Facility bear interest at a rate equal to adjusted term SOFR (subject to a floor of 2.0%) plus an applicable margin of 4.25%, which is subject to downward adjustments based on certain coverage ratio and excess availability. The Revolving Facility and the Accordion Facility are subject to a closing fee equal to 1.0% and prepayment fees equal to 3.0% during the first year, 2.0% during the second year, and zero percent thereafter, subject to certain exceptions. Obligations under the Revolving Credit Facility are secured by a first priority lien on substantially all of our assets, including accounts receivable, inventory, cash and intellectual property and are guaranteed by us and our subsidiaries. The Revolving Credit Facility includes customary affirmative and negative covenants, including limitations on capital expenditures, indebtedness, liens, investments, asset dispositions, dividends and other restricted payments, as well as a minimum excess availability covenant and a change of control provision.

*The Pharmakon Term Loans*

On May 5, 2025, we entered into the A&R Loan Agreement with Pharmakon, which amends and restates the Prior Pharmakon Loan Agreement. Under the A&R Loan Agreement, Pharmakon agreed to make a senior secured term loan to us of an aggregate principal amount of up to $250.0 million to be funded in three tranches, comprised of an initial $150.0 million tranche funded upon the execution of the A&R Loan Agreement and two additional tranches of up to $50.0 million each, available at our election until December 31, 2026 (collectively, the "New Pharmakon Term Loans"). The initial tranche of $150.0 million was released on May 5, 2025, which includes the $125.0 million of outstanding principal amount related to the Prior Pharmakon Term Loans and $25.0 million of incremental borrowings. Total net proceeds of $23.4 million were received by us, net of discounts and fees paid to the lender, from the funding of the initial tranche. The New Pharmakon Term Loans accrue interest at a per annum rate equal to the 3-month SOFR (subject to a SOFR floor of 3.5%) plus 5.0% per annum. In addition, under the terms of the A&R Loan Agreement, we are permitted to incur additional indebtedness in the form of a working capital or revolving loan facility with a maximum credit line of no more than $40.0 million at any time, subject to Pharmakon's consent and certain terms and conditions customary for credit facilities of similar size and type. See *Note 7. Term Loans* in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

In December 2021, we entered into a loan agreement with BPCR Limited Partnership, BioPharma Credit Investments V (Master) LP, and Biopharma Credit PLC (collectively, "Pharmakon"), which was subsequently amended in December 2022 and in May 2023 (as amended, the "Prior Pharmakon Loan Agreement"). Pursuant to the terms of the Prior Pharmakon Loan Agreement, Pharmakon made loans to us totaling $125,000 (the "Prior Pharmakon Term Loans"). The Prior Pharmakon Term Loans bore an annual interest rate equal to the 3-month secured overnight financing rate ("SOFR") (subject to a SOFR floor of 1.0%) plus 8.5% per annum.

*Contingent Royalties to Evolus Founders*

We are obligated to make quarterly royalty payments based on a low-single digit percentage of net sales of Jeuveau® to the Evolus Founders. These obligations terminate at the end of the second quarter of 2029. The fair value of the obligations is valued quarterly and is referred to in our consolidated financial statements as the contingent royalty obligation.

As of December 31, 2025 and 2024, we recorded an aggregate balance of $32.2 million and $44.8 million, respectively, on our consolidated balance sheet for the future royalty payment obligation to the Evolus Founders.

*Litigation Settlement*

In February 2021, we settled litigation claims through settlement agreements with Medytox, Inc. which we refer to collectively as the "Medytox Settlement Agreements." From September 17, 2022 to September 16, 2032, we have paid and will pay to Medytox a quarterly, mid-single digit royalty on net sales of Jeuveau® sold in Evolus territories.

*Daewoong Agreement*

Our agreement (as amended, the "Daewoong Agreement") with Daewoong Pharmaceutical Co. Ltd. ("Daewoong") provides us with an exclusive distribution license to Jeuveau® for aesthetic indications in the United States, the European Union, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, New Zealand, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. The Daewoong Agreement includes certain minimum annual purchases which we are required to make in order to maintain the exclusivity of the license. We may, however, meet these minimum purchase obligations by achieving certain market share in our licensed territories. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share in various jurisdictions.

*Symatese U.S. Agreement*

Our agreement (the "Symatese U.S. Agreement") with Symatese Aesthetics S.A.S ("Symatese") provides us with an exclusive right to commercialize and distribute five injectable HA gel product candidates, Form, Smooth, Sculpt, Lips and Eye in the United States for use in the aesthetics and dermatological field of use. We also have the right of first negotiation to obtain a license from Symatese to commercialize and distribute any new products developed using the same technology as the Evolysse™ collection of injectable HA gels. The Symatese U.S. Agreement includes certain milestone payments, development cost-sharing arrangements, and minimum annual purchases that we are required to make in order to maintain the exclusivity of the license. We may, however, meet these minimum purchase obligations by achieving certain market share in our licensed territory. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share.

*Symatese Europe Agreement*

Our agreement (the "Symatese Europe Agreement") with Symatese provides us with an exclusive right to commercialize and distribute four injectable HA gel product candidates, Form, Smooth, Sculpt and Lips in 50 countries in Europe for use in the aesthetics and dermatological fields. The Symatese Europe Agreement includes certain milestone payments and minimum annual purchases which we are required to make in order to maintain the exclusivity of the license. We may, however, meet these minimum purchase obligations by achieving certain market share in our licensed territory. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share.

*Operating Leases*

Our corporate headquarters in Newport Beach, California is under a non-cancelable operating lease, which expires on January 31, 2030 with an option to extend the term for an additional 60 months. Lease payments increase based on an annual rent escalation clause that occurs on February 1st of each year during the lease term.

*Current and Future Capital Requirements*

We believe that our current capital resources, which consist of cash and cash equivalents, future cash generated from operations, availability of an additional $100.0 million in liquidity under the New Pharmakon Term Loans, and the recently closed Revolving Credit Facility, will be sufficient to satisfy our cash requirements for at least the next twelve months with respect to working capital that supports our daily operations and to meet commitments under our contractual obligations with third parties, although we may wish to access the debt and equity markets or other sources of financing to satisfy our long-term cash requirements as further discussed below.

We have based our projections of capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources, which consist of cash and cash equivalents and cash generated from operations, sooner than we expect. Our cash requirements depend on numerous factors, including but not limited to, the impact of any potential disruptions to our supply chain, inflation or other economic conditions, uncertainty regarding the stability of certain financial institutions, and other long-term commitments and contingencies. Because of the numerous risks and uncertainties associated with research, development and commercialization of our products, we are unable to estimate the exact amount of our operating capital requirements, including our requirements beyond the next twelve months. In such case, we may be required to raise additional capital to fund future operations through the incurrence of debt, the entry into licensing or collaboration agreements with partners, sale of equity securities, grants or other sources of financing. However, there can be no assurance such financing or other alternatives will be available to us on acceptable terms, or at all. The global economy, including the financial and credit markets, has recently experienced significant volatility and disruptions, volatility in inflation and interest rates, new and threatened tariffs, declines in consumer confidence and uncertainty about economic stability. These conditions may adversely impact our ability to raise additional capital on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including, but not limited to:

- the rate of revenue growth for Jeuveau® and Evolysse™ in the markets in which they are launched;

- the timing of regulatory approval for the additional Evolysse™ products in the United States and Europe and our ability to successfully commercialize these products;

- development costs and milestone payments related to the Evolysse™ products;

- our ability to forecast demand for our products, scale our supply to meet that demand and manage working capital effectively;

- corporate development activities including the purchase, license, or other acquisition of products and services to add to our product or service offerings;

- the number, characteristics, and development stage of any future product candidates we may develop or acquire;

- the timing and costs of any ongoing or future clinical programs we may conduct;

- the cost of manufacturing our product or any future product candidates and any products we successfully commercialize, including costs associated with our supply chain;

- the timing and amounts of the royalty and other payments payable in connection with the Medytox Settlement Agreements;

- the amounts of the royalty payable to the Evolus Founders;

- the cost of commercialization activities for Jeuveau®, the Evolysse™ injectable HA gel product line or any future product candidates that are approved or cleared for sale, including marketing, sales and distribution costs;

- the cost of maintaining or increasing a sales force in the future, the productivity of that sales force, the market acceptance of our products and the actions and product introductions of our competitors;

- our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

- any product liability or other lawsuits related to our products;

- the cost of any current litigation, including our ongoing shareholder derivative lawsuit;

- the expenses needed to attract and retain skilled personnel;

- the costs associated with being a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property and any other future intellectual litigation we may be involved in; and

- the timing, receipt and amount of sales of any products approved or cleared in the future, if any.

**Cash Flows**

The following table summarizes our cash flows for the periods indicated:

| (in thousands) | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
|---|---|---|---|---|
| Net cash provided by (used in): | | | | |
| Operating activities | $ | (42,265) | $ | (17,999) |
| Investing activities | | (8,452) | | (4,823) |
| Financing activities | | 17,337 | | 47,414 |
| Effect of exchange rates on cash and cash equivalents | | 254 | | (478) |
| Net increase (decrease) in cash and cash equivalents | | (33,126) | | 24,114 |
| Cash and cash equivalents, beginning of period | | 86,952 | | 62,838 |
| Cash and cash equivalents, end of period | $ | 53,826 | $ | 86,952 |

**Operating Activities**

Cash used in operating activities was $42.3 million for the year ended December 31, 2025, compared to cash used in operating activities of $18.0 million for the year ended December 31, 2024. The increase in cash used in operating activities in 2025 when compared to that in 2024 was mostly attributable to a higher operating loss and an increase in inventory purchases to support the launch of Evolysse™ and as a response to potential U.S. tariffs. Additionally, changes in working capital resulting from the timing of cash receipts, accruals and payments of cash contributed to the increase in cash used in operating activities in 2025 when compared to 2024.

**Investing Activities**

Cash used in investing activities was $8.5 million for the year ended December 31, 2025, compared to cash used in investing activities of $4.8 million for the year ended December 31, 2024. The increase in cash used in investing activities in 2025 was primarily due to a $3.6 million increase in expenditures on capitalized internal-use software and on property and equipment.

**Financing Activities**

Cash provided by financing activities was $17.3 million for the year ended December 31, 2025, compared to cash provided by financing activities of $47.4 million for the year ended December 31, 2024. The decrease in cash provided by financing activities in 2025 was primarily attributable to $51.2 million in net proceeds received from a follow-on equity offering in 2024, partially offset by $22.4 million of net proceeds received from the modification of our long-term debt.

**Indebtedness**

As of December 31, 2025, we had total indebtedness, excluding finance lease obligations, of $150.0 million in principal amount, none of which is due in 2026. The related agreements governing our outstanding indebtedness contain certain affirmative and restrictive covenants with which we must comply. As of December 31, 2025 we were in compliance with all of these covenants. See "—*Liquidity and Capital Resources—The Pharmakon Term Loans*" for a description of our New Pharmakon Term Loans.

**Material Cash Requirements**

Our material cash requirements from known contractual and other obligations, including commitments for capital expenditures, primarily consist of (i) principal and interest payments related to our New Pharmakon Term Loans (future interest payments on our outstanding New Pharmakon Term Loans total approximately $59.4 million, with $13.7 million due within twelve months), (ii) quarterly royalty payments to the Evolus Founders based on a low single digit percentage of net sales of Jeuveau® (these obligations terminate in the quarter after the 10-year anniversary of the first commercial sale of Jeuveau® in the United States), (iii) quarterly royalty payments to Medytox based on a mid-single digit royalty on net sales of Jeuveau® sold in the United States and other Evolus territories (during the period from September 17, 2022 to September 16, 2032), (iv) minimum purchase obligations under the Daewoong Agreement, (v) €12.1 million of milestone payments under the Symatese U.S. Agreement, subject to FDA approval of three Evolysse™ products, consisting of €1.6 million due on the date of FDA approval, €4.1 million in June 2026, €3.2 million in June 2027, and €3.2 million in June 2028, in each case subject to and contingent on three of the injectable HA gel products gaining approval prior to the milestone payment date, (vi) €3.1 million of milestone payments under the Symatese Europe Agreement consisting of €1.2 million on the second anniversary of certain regulatory approvals (payable in October 2026) and €1.9 million on the later of the third anniversary of certain regulatory approvals or December of any year in which we achieve US$25.0 million of net revenue in Europe for the injectable HA gel products, (vii) minimum purchase and royalty obligations for the injectable HA gel products, and (viii) obligations under operating leases related to our office space, which are described in more detail in *Note 8. Operating Leases* in the Notes to the Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the consolidated financial statements as well as the revenue and expenses incurred during the reporting period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates and such differences could be material to the financial position and results of operations. On an ongoing basis, we evaluate our estimates and assumptions in light of changes in circumstances, facts and experience.

While our significant accounting policies are more fully described in the Notes to Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K, we believe the following accounting policies to be most critical for fully understanding and evaluating our financial condition and results of operations, as these policies relate to the more significant areas involving management's judgments and estimates.

**Revenue Recognition**

We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue allocated to each performance obligation when (or as) we satisfy the performance obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition.

We generate product revenue from the sales of Jeuveau® and Evolysse™. We generate service revenue from the sales of Jeuveau® through a distribution partner in Canada. For product revenue, we recognize revenue when control of our products is transferred to a customer, in an amount that reflects the consideration we expect to receive in exchange for those products. The transfer of control occurs upon receipt of the products by the customer since that is when the customer has obtained control of the products' economic benefit. For service revenue, we are deemed to be acting in the capacity of an agent in the distribution of Jeuveau® in Canada because we do not control the products before they are transferred to a customer; accordingly, we record such sale as service revenue on a net basis. Service revenue is recognized in the period the service is performed for the amount of consideration expected to be received.

Product revenues are recorded net of sales-related adjustments, wherever applicable.

The consumer loyalty program allows participating customers to earn rewards for qualifying treatments to their patients (i.e. consumers) using our products and redeem the rewards for our products in the future at no additional cost. The loyalty program represents a customer option that provides a material right and, accordingly, is a performance obligation. When our products are sold to participating customers, the invoice price is allocated between the product sold and the material right associated with the reward ("Reward") that the customer might redeem in the future. The significant estimates and assumptions used to establish the liability for the Reward are standalone selling price of the Reward and expected redemption rate by participating customers. The standalone selling price of the Reward is measured based on estimated average selling price of our products at the time of redemption, and the expected redemption rate by participating customers is estimated based on historical data. If the actual redemption rate by participating customers and the average selling price of our products in any future periods materially differ from the estimates, we may be exposed to adjustments that could be material. The portion of invoice price allocated to the Reward is initially recorded as deferred revenue. Subsequently, when participating customers redeem the Reward, the related deferred revenue is reversed and recognized in net revenues.

**Contingent Royalty Obligation to the Evolus Founders**

We determine the fair value of the contingent royalty obligation payable to the Evolus Founders based on significant unobservable (level 3) inputs using a discounted cash flows method. Changes in the fair value of the contingent royalty obligation payable are determined at each reporting period end and recorded in operating expenses in the consolidated statements of operations and comprehensive loss and as an adjustment to the current and non-current liabilities in the consolidated balance sheets. The significant unobservable input assumptions that can significantly change the fair value include (i) projected net revenues during the payment period, (ii) the discount rate and (iii) the timing of payments. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement, which could materially impact the fair value reported on the consolidated balance sheet.

**Recently Issued Accounting Pronouncements and Recently Adopted Accounting Pronouncements**

We describe the recently issued accounting pronouncements and recently adopted accounting pronouncements that apply to us in *Note 2. Basis of Presentation and Summary of Significant Accounting Policies—Recent Accounting Pronouncements* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

**Item 7A. Quantitative and Qualitative Disclosure About Market Risk.**

We are exposed to various market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our exposure to market risks primarily arises from fluctuations in interest rates and foreign currency exchange rates.

**Interest Rate and Market Risk**

Our cash and cash equivalents include cash in readily available checking and money market accounts. These securities are not exposed to interest rate fluctuations that could cause the principal amount of these assets to fluctuate and thus do not pose any interest rate risk to us. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market conditions.

We are exposed to interest rate risks related to fluctuations in variable interest rates on our New Pharmakon Term Loans, which bear interest at a rate equal to the 3-month SOFR (subject to a SOFR floor of 3.5%) plus 5.0% per annum. As of December 31, 2025, we had $150.0 million in principal outstanding on the New Pharmakon Term Loans. If the underlying interest rates were to increase or decrease by 1% for the year, the associated impact on our annual interest expense would be approximately $1.5 million.

**Foreign Currency Exchange Rate Risk**

Our operations are primarily conducted in U.S. dollars; however, we conduct business in foreign countries and are exposed to foreign currency exchange rate fluctuations, primarily related to the British pound, the EU euro and the Australian dollar. Changes in exchange rates may affect the costs incurred in our operations. We are subject to transactional foreign currency exposure when transactions are denominated in currencies other than the U.S. dollar. Such transactions are recorded at the exchange rate in effect on the transaction date; the related, outstanding assets and liabilities are subsequently remeasured in U.S. dollars at exchange rates in effect at the balance sheet date. The resulting foreign currency gains and losses are included in Other income (expense), net in the consolidated statements of operations and comprehensive loss and were insignificant for the years ended December 31, 2025, 2024, and 2023.

**Item 8.  Financial Statements and Supplementary Data.**

**Evolus, Inc.**

**Index to Consolidated Financial Statements**

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Evolus, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Evolus, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

**Valuation of fair value of contingent royalty obligation**

| | |
|---|---|
| *Description of the Matter* | As discussed in Notes 2 and 3 of the consolidated financial statements, the Company records payment obligations to its founders which consists of quarterly royalty payments of a low single digit percentage of net sales of Jeuveau®. The obligations terminate in the second quarter of 2029, which is the 10-year anniversary of the first commercial sale of Jeuveau® in the United States. The Company determines the fair value of the contingent royalty obligation at each reporting period end based on significant unobservable inputs using a discounted cash flows method. |
| | Auditing the Company's contingent royalty obligation was challenging due to the effort required to evaluate the appropriateness of the significant unobservable inputs used in the fair value calculation, specifically the US projected net revenues of Jeuveau® during the payment period. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's contingent royalty obligation process. For example, we tested controls over management's development of the above-described assumption used in the contingent royalty obligation. |
| | To test the estimated fair value of the contingent royalty obligation, we performed audit procedures that included, among others, assessing the terms of the arrangement, evaluating the methodology used, and testing the US projected net revenues of Jeuveau® used by the Company in its analysis. We also compared the US projected net revenues to current industry, market and economic trends and performed sensitivity analyses of other assumptions to evaluate the changes in the contingent royalty obligation that would result from changes in the assumptions. We also assessed the historical accuracy of management's forecasts of US net revenues used in developing the estimate to assist in evaluating the reliability of the US projected net revenues of Jeuveau® utilized in the estimate. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Irvine, California

March 3, 2026

**Evolus, Inc.**

**Consolidated Balance Sheets**

**(in thousands, except par value and share data)**

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | $ | 53,826 | $ | 86,952 |
| Accounts receivable, net | | 54,697 | | 47,682 |
| Inventories | | 26,963 | | 12,158 |
| Prepaid expenses | | 3,757 | | 3,349 |
| Other current assets | | 3,674 | | 1,201 |
| Total current assets | | 142,917 | | 151,342 |
| Property and equipment, net | | 5,371 | | 3,222 |
| Operating lease right-of-use assets | | 7,133 | | 7,185 |
| Intangible assets, net | | 48,040 | | 48,754 |
| Goodwill | | 21,208 | | 21,208 |
| Other assets | | 1,199 | | 858 |
| Total assets | $ | 225,868 | $ | 232,569 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | | |
| **Current Liabilities** | | | | |
| Accounts payable | $ | 23,360 | $ | 9,236 |
| Accrued expenses | | 35,591 | | 40,791 |
| Current portion of operating lease liabilities | | 2,529 | | 1,718 |
| Current portion of contingent royalty obligation payable to Evolus Founders | | 12,523 | | 11,215 |
| Current portion of contingent milestone payment | | 1,302 | | — |
| Total current liabilities | | 75,305 | | 62,960 |
| Long-term portion of operating lease liabilities | | 6,371 | | 6,755 |
| Long-term portion of contingent royalty obligation payable to Evolus Founders | | 19,659 | | 33,550 |
| Long-term portion of term loan, net of discount and issuance costs | | 146,096 | | 121,506 |
| Long-term portion of contingent milestone payment | | 1,515 | | 2,270 |
| Deferred tax liability | | 28 | | 6 |
| Total liabilities | $ | 248,974 | $ | 227,047 |
| Commitments and contingencies (Note 9) | | | | |
| **Stockholders' equity (deficit)** | | | | |
| Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024, respectively | | — | | — |
| Common Stock, $0.00001 par value; 100,000,000 shares authorized; 65,008,183 and 63,497,548 shares issued and outstanding as of December 31, 2025 and 2024, respectively | | 1 | | 1 |
| Additional paid-in capital | | 638,089 | | 615,825 |
| Accumulated other comprehensive loss | | (156) | | (905) |
| Accumulated deficit | | (661,040) | | (609,399) |
| Total stockholders' equity (deficit) | | (23,106) | | 5,522 |
| Total liabilities and stockholders' equity (deficit) | $ | 225,868 | $ | 232,569 |

See accompanying notes to consolidated financial statements.

**Evolus, Inc.**

**Consolidated Statements of Operations and Comprehensive Loss**

**(in thousands, except share and per share data)**

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Revenue: | | | | | | |
| Product revenue, net | $ | 294,956 | $ | 264,306 | $ | 199,721 |
| Service revenue | | 2,220 | | 1,968 | | 2,364 |
| Total net revenues | | 297,176 | | 266,274 | | 202,085 |
| Cost of goods sold | | 100,069 | | 83,970 | | 64,514 |
| Gross profit | | 197,107 | | 182,304 | | 137,571 |
| Operating expenses: | | | | | | |
| Selling, general and administrative | | 220,786 | | 198,025 | | 164,944 |
| Research and development | | 9,576 | | 9,172 | | 6,556 |
| In-process research and development | | — | | — | | 8,869 |
| Revaluation of contingent royalty obligation payable to Evolus Founders | | (6,381) | | 7,176 | | 4,257 |
| Depreciation and amortization | | 4,345 | | 2,342 | | 2,178 |
| Restructuring costs | | 1,443 | | — | | — |
| Total operating expenses | | 229,769 | | 216,715 | | 186,804 |
| Loss from operations | | (32,662) | | (34,411) | | (49,233) |
| Other income (expense): | | | | | | |
| Interest income | | 1,931 | | 3,263 | | 860 |
| Interest expense | | (19,694) | | (18,735) | | (13,832) |
| Other income (expense), net | | (539) | | 127 | | 696 |
| Loss before income taxes | | (50,964) | | (49,756) | | (61,509) |
| Income tax expense | | (677) | | (664) | | (176) |
| Net loss | $ | (51,641) | $ | (50,420) | $ | (61,685) |
| Other comprehensive income (loss), net of tax: | | | | | | |
| Currency translation adjustment | | 749 | | (478) | | (90) |
| Comprehensive loss | $ | (50,892) | $ | (50,898) | $ | (61,775) |
| Net loss per share, basic and diluted | $ | (0.80) | $ | (0.81) | $ | (1.08) |
| Weighted-average shares outstanding used to compute basic and diluted net loss per share | | 64,468,913 | | 62,016,853 | | 56,918,721 |

See accompanying notes to consolidated financial statements.

**Evolus, Inc.**

**Consolidated Statements of Stockholders' Equity (Deficit)**

**(in thousands, except share data)**

| | Common Stock | | Additional Paid In Capital | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance at December 31, 2022** | **56,260,570** | **$ 1** | **$ 516,129** | **$ (337)** | **$ (497,294)** | **$ 18,499** |
| Issuance of common stock in connection with the incentive equity plan | 950,051 | — | 224 | — | — | 224 |
| Issuance of common stock in connection with Symatese Europe Agreement | 610,000 | — | 5,905 | — | — | 5,905 |
| Stock-based compensation | — | — | 16,458 | — | — | 16,458 |
| Net loss | — | — | — | — | (61,685) | (61,685) |
| Other comprehensive loss | — | — | — | (90) | — | (90) |
| **Balance at December 31, 2023** | **57,820,621** | **$ 1** | **$ 538,716** | **$ (427)** | **$ (558,979)** | **$ (20,689)** |
| Issuance of common stock in connection with the incentive equity plan | 1,804,827 | — | 3,892 | — | — | 3,892 |
| Issuance of common stock upon follow-on offering, net of issuance costs | 3,872,100 | — | 50,963 | — | — | 50,963 |
| Stock-based compensation | — | — | 22,254 | — | — | 22,254 |
| Net loss | — | — | — | — | (50,420) | (50,420) |
| Other comprehensive loss | — | — | — | (478) | — | (478) |
| **Balance at December 31, 2024** | **63,497,548** | **$ 1** | **$ 615,825** | **$ (905)** | **$ (609,399)** | **$ 5,522** |
| Issuance of common stock in connection with the incentive equity plan and ESPP | 1,510,635 | — | 1,468 | — | — | 1,468 |
| Stock-based compensation | — | — | 20,796 | — | — | 20,796 |
| Net loss | — | — | — | — | (51,641) | (51,641) |
| Other comprehensive income | — | — | — | 749 | — | 749 |
| **Balance at December 31, 2025** | **65,008,183** | **$ 1** | **$ 638,089** | **$ (156)** | **$ (661,040)** | **$ (23,106)** |

See accompanying notes to consolidated financial statements.

**Evolus, Inc.**
**Consolidated Statements of Cash Flows**
**(in thousands)**

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2025 | | 2024 | 2023 |
| **Cash flows from operating activities** | | | | | |
| Net loss | $ | (51,641) $ | (50,420) $ | (61,685) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | | |
| Depreciation and amortization | | 7,506 | 5,297 | 5,133 |
| Stock-based compensation | | 20,698 | 22,254 | 16,458 |
| Provision for credit losses and inventory | | 6,515 | 2,449 | 1,440 |
| Amortization of operating lease right-of-use assets | | 1,237 | 723 | 734 |
| Amortization of debt discount and issuance costs | | 1,289 | 1,147 | 1,116 |
| Deferred income taxes | | 21 | (21) | 5 |
| Revaluation of contingent royalty obligation payable to Evolus Founders | | (6,381) | 7,176 | 4,257 |
| Non-cash in-process research and development expense | | — | — | 4,429 |
| Other adjustments to operating activities | | 967 | 36 | — |
| Changes in operating assets and liabilities: | | | | | |
| Inventories | | (11,124) | 3,252 | 4,193 |
| Accounts receivable | | (11,509) | (19,602) | (9,521) |
| Prepaid expenses | | (355) | 2,351 | (1,798) |
| Accounts payable | | 10,103 | 391 | (1,017) |
| Accrued expenses | | (6,364) | 6,978 | 9,019 |
| Accrued litigation settlement | | — | — | (5,000) |
| Operating lease liabilities | | (758) | (716) | (907) |
| Other operating assets | | (2,469) | 706 | (864) |
| Net cash used in operating activities | | (42,265) | (17,999) | (34,008) |
| **Cash flows from investing activities** | | | | | |
| Purchases of property and equipment | | (3,441) | (1,472) | (473) |
| Additions to capitalized software | | (5,011) | (3,351) | (1,154) |
| Net cash used in investing activities | | (8,452) | (4,823) | (1,627) |
| **Cash flows from financing activities** | | | | | |
| Payment of contingent royalty obligation to Evolus Founders | | (6,202) | (7,441) | (5,537) |
| Proceeds from issuance and modification of debt instruments | | 25,000 | — | 50,000 |
| Payments for debt modification fees and debt issuance costs | | (2,610) | — | (46) |
| Proceeds from follow-on offering | | — | 51,211 | — |
| Payments for offering costs | | — | (248) | — |
| Issuance of common stock in connection with incentive equity plan | | 1,164 | 4,882 | 231 |
| Payment of finance lease obligations | | (15) | — | — |
| Tax withholding paid on behalf of employees for net share settlement | | — | (990) | (7) |
| Net cash provided by financing activities | | 17,337 | 47,414 | 44,641 |
| Effect of exchange rates on cash and cash equivalents | | 254 | (478) | (90) |
| Net increase (decrease) in cash and cash equivalents | | (33,126) | 24,114 | 8,916 |
| Cash and cash equivalents, beginning of period | | 86,952 | 62,838 | 53,922 |
| Cash and cash equivalents, end of period | $ | 53,826 $ | 86,952 $ | 62,838 |

See accompanying notes to consolidated financial statements.

**Evolus, Inc.**
**Consolidated Statements of Cash Flows (Continued)**
**(in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid for interest | $ 14,792 | $ 17,545 | $ 12,708 |
| Cash paid for income taxes | 1,215 | 235 | 117 |
| **Non-cash investing and financing information** | | | |
| Capital expenditures included in accounts payable and accrued expenses | 695 | 252 | 43 |
| Issuance of common stock in connection with Symatese Europe Agreement | — | — | 1,476 |

See accompanying notes to consolidated financial statements.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

**Note 1.  Description of Business**

*Description of Business*

Evolus, Inc., ("Evolus" or the "Company") is a global performance beauty company focused on delivering products in the cash-pay aesthetic market. The Company's portfolio includes Jeuveau® (prabotulinumtoxinA-xvfs), a proprietary 900 kDa purified botulinum toxin type A formulation indicated for the temporary improvement in the appearance of moderate to severe glabellar lines, also known as "frown lines," in adults and Evolysse™, a collection of injectable hyaluronic acid ("HA") gels. Evolysse™ Form and Evolysse™ Smooth were launched in the United States in April 2025 indicated for wrinkles and folds, such as nasolabial folds, in adults. The Company expects to launch all four Evolysse™ products in Europe in the second quarter of 2026 and anticipates two additional Evolysse™ products, Evolysse™ Sculpt and Evolysse™ Lips, to be approved in the United States in 2026 and 2027, respectively. The Company is headquartered in Newport Beach, California.

*Liquidity and Financial Condition*

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of the Company's liabilities and commitments in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Since inception, the Company has incurred recurring net operating losses and negative cash flows from operating activities. The Company recorded loss from operations of $32,662 and net loss of $51,641 for the twelve months ended December 31, 2025. The Company used $42,265 of cash from operations during the twelve months ended December 31, 2025. As of December 31, 2025, the Company had $53,826 in cash and cash equivalents and an accumulated deficit of $661,040.

In March 2024, the Company completed a follow-on offering and issued 3,554,000 shares of its common stock, at a price to the public of $14.07 per share. The Company received net proceeds of $46,794 from the offering, after deducting underwriting discounts and commissions and other offering expenses. In addition, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to 533,100 additional shares of common stock (the "option shares") at the purchase price. In April 2024, the underwriters exercised their option to purchase 318,100 of the allotted option shares. The net proceeds to the Company from the sale of the option shares, after deducting the underwriters' discounts and commissions, was $4,169.

On March 8, 2023, the Company entered into an "at-the-market" sales agreement (the "ATM Sales Agreement") and filed a shelf registration statement on Form S-3 and corresponding prospectus with the Securities and Exchange Commission ("SEC") to permit sales under the ATM Sales Agreement, which registration statement became effective on June 8, 2023. The Company has not sold any shares under the ATM Sales Agreement. See *Note 10. Stock-Based Compensation and Stockholders' Equity* for additional information.

The Company believes that its current capital resources, which consist of cash and cash equivalents, future cash generated from operations, availability of liquidity under the New Pharmakon Term Loans and the Revolving Credit Facility and existing liquidity, will be sufficient to fund its operations through at least the next twelve months from the date the accompanying consolidated financial statements are issued, based on its expected cash needs. On May 5, 2025, the Company entered into an Amended and Restated Loan Agreement (the "A&R Loan Agreement") with Pharmakon (as defined below), pursuant to which Pharmakon agreed to provide the Company with a senior secured term loan of up to $250,000 in aggregate principal. The term loan is to be funded in three tranches, comprised of an initial $150,000 tranche funded upon the execution of the A&R Loan Agreement and two additional tranches of up to $50,000 each, available at the Company's election no later than December 31, 2026. In addition, under the terms of the A&R Loan Agreement, the Company is permitted to incur additional indebtedness in the form of a working capital or revolving loan facility with a maximum credit line of no more than $40,000 at any time, subject to Pharmakon's consent and certain terms and conditions customary for credit facilities of similar size and type.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

On March 3, 2026, the Company entered into a Loan and Security Agreement dated as of March 3, 2026 (the "Revolving Credit Facility") with Eclipse Business Capital LLC as administrative agent and the lenders thereto. The Revolving Credit Facility is comprised of an asset-based revolving credit facility with a $30,000 commitment and an uncommitted accordion feature of up to $10,000 (the "Accordion Facility"), which is exercisable, subject to lender consent and other conditions, in $5,000 increments or in its entirety. The Revolving Credit Facility has a minimum utilization requirement of $10,000 and a stated maturity three years from the date of closing with outstanding principal and interest fully due and payable at such time. Borrowings under the Revolving Credit Facility bear interest at a rate equal to adjusted term SOFR (subject to a floor of 2.0%) plus an applicable margin of 4.25%, which is subject to downward adjustments based on certain coverage ratio and excess availability. The Revolving Facility and the Accordion Facility are subject to a closing fee equal to 1.0% and prepayment fees equal to 3.0% during the first year, 2.0% during the second year, and zero percent thereafter, subject to certain exceptions. Obligations under the Revolving Credit Facility are secured by a first priority lien on substantially all of the Company's assets, including accounts receivable, inventory, cash and intellectual property and are guaranteed by the Company and its subsidiaries. The Revolving Credit Facility includes customary affirmative and negative covenants, including limitations on capital expenditures, indebtedness, liens, investments, asset dispositions, dividends and other restricted payments, as well as a minimum excess availability covenant and a change of control provision.

### Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

*Basis of Presentation and Principles of Consolidation*

The accompanying consolidated financial statements include the Company's accounts and those of the Company's wholly owned subsidiaries, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's consolidated financial position, results of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

*Use of Estimates*

Management is required to make certain estimates and assumptions in order to prepare the accompanying consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported consolidated financial statements. These estimates include, but are not limited to net revenues, allowance for doubtful accounts, fair value measurements and stock-based compensation, among others. Management bases estimates on historical experience and on assumptions that management believes are reasonable. The Company's actual results could differ materially from those estimates and may result in material effects on the Company's operating results and financial position.

*Risks and Uncertainties*

The Company is party to an agreement (as amended, the "Daewoong Agreement") with Daewoong Pharmaceutical Co. Ltd. ("Daewoong"), pursuant to which the Company received an exclusive distribution license to Jeuveau® from Daewoong for aesthetic indications in the United States, the European Union, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, New Zealand, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. Jeuveau® is manufactured by Daewoong in a facility in South Korea. The Company also has the option to negotiate first with Daewoong to secure a distribution license for any product that Daewoong directly or indirectly develops or commercializes that is classified as an injectable botulinum toxin (other than Jeuveau®) in a territory covered by the Daewoong Agreement. The Company relies on Daewoong, its exclusive and sole supplier, to manufacture Jeuveau®. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect the Company's commercialization of Jeuveau®. See *Note 9. Commitments and Contingencies* and *Note 11. Medytox Settlement Agreements* for additional information.

The Company commercially launched Jeuveau® in the United States in May 2019 and in Canada through its distribution partner in October 2019. The Company also began commercially launching Jeuveau® in Europe in 2022 and Australia in 2024 and, as such, has a limited history of sales in those markets. If any previously granted approval to market and sell Jeuveau® is retracted or the Company is denied approval or approval is delayed by regulators in any other jurisdictions, it may have a material adverse impact on the Company's business and its consolidated financial statements.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

The Company is party to an agreement with Symatese Aesthetics S.A.S. ("Symatese"), pursuant to which Symatese granted to the Company an exclusive right to commercialize and distribute five injectable HA gel product candidates, including the products referred to as: (i) Form; (ii) Smooth; (iii) Sculpt; (iv) Lips; and (v) Eye (collectively, the "Products") in the United States for use in the aesthetics and dermatological field of use. In April 2025, the Company launched Evolysse™ Form and Evolysse™ Smooth in the United States. The Company relies on Symatese, its sole supplier, to manufacture Evolysse™. Any termination or loss of significant rights, including exclusivity, would materially and adversely affect the Company's commercialization of Evolysse™.

The Company is also subject to risks common to companies in the pharmaceutical industry including, but not limited to, dependency on the commercial success of Jeuveau® and Evolysse™ the Company's approved products, significant competition within the medical aesthetics industry, its ability to maintain regulatory approval of Jeuveau® and Evolysse™, third party litigation and challenges to its intellectual property, uncertainty of broad adoption of its product by aesthetic practitioners and patients, its ability to in-license, acquire or develop additional product candidates and to obtain the necessary approvals for those product candidates, and the need to scale manufacturing capabilities over time.

Any disruption and volatility in the global capital markets, including caused by other events, such as public health crises, high inflation and interest rates, increased tariffs, and geopolitical conflicts, including the military conflict between Russia and Ukraine and the ongoing conflict in the Middle East, may increase the Company's cost of capital and adversely affect its ability to access financing when and on terms that the Company desires. Any of these events could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

### Segment Reporting

The Company operates as a single operating and reportable segment focused on delivering medical aesthetic products to the cash-pay aesthetic market. Under this organizational structure, the Chief Executive Officer, serving as the Chief Operating Decision Maker ("CODM"), assesses performance and manages the Company's operations as one integrated business. The identification of a single operating and reportable segment is consistent with the management approach as the CODM regularly reviews consolidated financial information for the purpose of assessing performance and allocating resources. See *Note 14. Segment Reporting and Customer Concentration* for additional information.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of the Company's cash is held by financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. To date, the Company has not experienced any losses associated with this credit risk and continues to believe that this exposure is not significant. The Company invests, or plans to soon invest, its excess cash, in line with its investment policy, primarily in money market funds and debt instruments of U.S. government agencies.

The Company's accounts receivable is derived from customers located principally in the United States and Europe. Concentrations of credit risk with respect to trade receivables are limited due to the Company's credit evaluation process. The Company does not typically require collateral from its customers. The Company continuously monitors customer payments and maintains an allowance for credit losses based on its assessment of various factors including historical experience, age of the receivable balances, and other current economic conditions or other factors that may affect customers' ability to pay.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less on the date of acquisition that can be liquidated without prior notice or penalty. Cash and cash equivalents may include deposits, money market funds and debt securities. Amounts receivable from credit card issuers are typically converted to cash within two to four days of the original sales transaction and are considered to be cash equivalents.

### Inventories and Cost of Goods Sold

Inventories consist of finished goods held for sale and distribution. Cost is determined using the first-in, first-out method. Inventory is measured at the lower of cost or net realizable value based on a number of factors including, but not limited to,

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

damage, expiration, or changes in price level. The Company evaluates inventory balances for excess quantities and obsolescence based on a number of factors including, but not limited to, the aforementioned factors and reduces inventories to net realizable value for excess and obsolete inventory based on this evaluation.

For the years ended December 31, 2025 and 2024, cost of goods sold consisted of inventory cost, amortization of intangible asset relating to distribution right, and certain royalties on the sale of the Company's products. The consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 has been recast to conform to this presentation.

### *Fair Value of Financial Instruments*

The Company follows the authoritative guidance for fair value measurements with respect to assets and liabilities that are measured at fair value on a recurring basis and non-recurring basis. Under the standard, fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in an orderly transaction between market participants in a principal market on the measurement date.

The standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy consists of the following three-levels for disclosure of fair value measurement:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and

- Level 3—Prices or valuation techniques that require inputs that are unobservable that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

### *Property and Equipment*

Property and equipment are stated at cost. Depreciation and amortization are recognized over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of depreciable assets are three years for computers, three to five years for equipment, and five years for furniture and marketing fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease.

### *Goodwill*

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. The Company assesses goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company performs an annual qualitative assessment of its goodwill in the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If it is determined, based upon the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount, then a quantitative impairment test is performed. Alternatively, the Company may bypass the qualitative assessment for a reporting unit and directly perform the

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

quantitative goodwill impairment test. For the purpose of goodwill impairment testing, the Company has determined that it has one reporting unit. There was no impairment of goodwill for any of the periods presented.

***In-process Research and Development***

In-process research and development assets acquired in transactions accounted for as asset acquisitions that have no alternative future use are expensed as in-process research and development.

***Contingent Milestone Payment***

*Symatese U.S. Agreement*

On May 9, 2023, the Company and Symatese, entered into a License, Supply and Distribution Agreement (the "Symatese U.S. Agreement"), pursuant to which Symatese granted to the Company an exclusive right to commercialize and distribute the Evolysse™ products in the United States for use in the aesthetics and dermatological field of use. The Company also has the right of first negotiation to obtain a license from Symatese to commercialize and distribute any new products developed using the same technology as the Evolysse™ collection of injectable HA gels.

As consideration for the rights granted under the Symatese U.S. Agreement, the Company is required to make up to €16,200 in milestone payments to Symatese, including an initial payment of €4,100 within 30 days of execution of the Symatese U.S. Agreement. The additional annual payments of €1,600 in June 2025, €4,100 in June 2026, €3,200 in June 2027, and €3,200 in June 2028 are, in each case subject to and contingent on three of the Products gaining approval prior to the milestone payment dates. If regulatory approval of three of the Products is not achieved prior to the aforementioned milestone payment dates, then the related milestone payments will be due and payable to Symatese on the date of approval. In June 2023, the Company paid $4,441 as an upfront payment upon the signing of the Symatese U.S. Agreement and has developmental costs, ongoing milestone and royalty payment obligations. As of December 31, 2025, regulatory approval of three of the Products has not been achieved, and no annual milestone payments have been made. The Company, under the Symatese U.S. Agreement is also subject to minimum purchase requirements and failure to meet such requirements may result in a reduction or termination of the Company's exclusive rights, subject to certain exceptions. Additionally, the Company agreed to a specified cost-sharing agreement with Symatese related to the registration of the Lips and Eye Products with the U.S. Food and Drug Administration ("FDA").

The initial term of the Symatese U.S. Agreement is fifteen (15) years from the first FDA approval of a Product, with automatic renewals for successive five (5)-year terms subject to the terms of the Symatese U.S. Agreement. The upfront payment of $4,441 was recorded as in-process research and development expense in the year ended December 31, 2023.

*Symatese Europe Agreement*

On December 20, 2023, the Company entered into a License, Supply and Distribution Agreement (the "Symatese Europe Agreement"), pursuant to which Symatese granted to the Company an exclusive right to commercialize and distribute four injectable HA gel product candidates, which are referred to as: (i) Form; (ii) Smooth; (iii) Sculpt and (iv) Lips in 50 countries in Europe for use in the aesthetics and dermatological fields. The initial agreement is for a term of fifteen (15) years, with automatic yearly renewal provisions.

In exchange for the rights granted under the Symatese Europe Agreement, the Company issued 610,000 shares of common stock and is required to pay two milestone payments: (i) €1,200 on the second anniversary of certain regulatory approvals, and (ii) €1,900 on the later of the third anniversary of certain regulatory approvals or December of any year in which the Company achieves US$25,000 of net revenue in Europe; provided that if the regulatory approvals are achieved the payment shall occur no later than December 2029 regardless of the revenue condition. The Company, under the Symatese Europe Agreement, is also subject to minimum purchase requirements and failure to meet such requirements may result in a reduction or termination of the Company's exclusive rights, subject to certain exceptions.

Upon signing of the Symatese Europe Agreement and issuance of 610,000 shares, the Company recorded $4,429 in in-process research and development expense and $1,476 in intangible assets. The $1,476 in intangible assets represents the value of the nasolabial fold product in Europe that was already approved at the time of signing the Symatese Europe Agreement and is amortized over its estimated useful life of 15 years. The remaining value recorded in in-process research

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

and development expense relates to the distribution rights for the three remaining products that did not yet have regulatory approval as of the execution date.

*Intangible Assets*

The distribution right intangible asset related to Jeuveau® is amortized over the period the asset is expected to contribute to the future cash flows of the Company. The Company determined that the pattern of this intangible asset's future cash flows could not be readily determined with a high level of precision. As a result, the distribution right intangible asset is being amortized on a straight-line basis over the estimated useful life of 20 years.

A portion of the Symatese Europe Agreement represents the license and distribution right to Evolysse™ in Europe. The definite-lived distribution right intangible asset related to the Evolysse™ nasolabial fold product approved in Europe is amortized on a straight-line basis over the estimated useful life of 15 years.

Pursuant to the Symatese Europe Agreement, the Company is required to pay two milestone payments: (i) €1,200 on the second anniversary of certain regulatory approvals, and (ii) €1,900 on the later of the third anniversary of certain regulatory approvals or December of any year in which the Company achieves US$25,000 of net revenue in Europe, provided that if the regulatory approvals are achieved the payment shall occur no later than December 2029 regardless of the revenue condition.

In October 2024, the Company received European Union Medical Device Regulation ("MDR") approval for the remaining three injectable HA gel products. As a result, the two milestone payments have been triggered. The first milestone payment is payable in October 2026, the two-year anniversary of the approval. The Company anticipates the second milestone payment will be made in December 2029. Upon receiving approval, the Company recorded $1,035 and $1,200 in long-term liabilities for the first and second milestone payments, and $1,035 and $1,200 in intangible assets for the first and second milestone payments. These amounts reflect the application of a discount to account for the time value of money, which adjusts the present value of the liabilities and intangible assets based on the timing of future payments. The definite-lived distribution right intangible asset related to the Evolysse™ products approved in Europe is amortized on a straight-line basis over the remaining estimated useful life of 14 years and 2 months.

The Company capitalizes certain internal-use software costs associated with the development of its mobile and web-based customer platforms. These costs include personnel expenses and external costs that are directly associated with the software projects. These costs are classified as intangible assets in the accompanying consolidated balance sheets. The capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful life of two years upon being placed in service.

The Company reviews long-term and identifiable definite-lived intangible assets or asset groups for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset or an asset group, then further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount of the asset or asset groups exceeds the fair value for assets to be held and used or fair value less cost to sell for assets to be disposed of. The Company also reviews the useful lives of its assets periodically to determine whether events and circumstances warrant a revision to the remaining useful life. Changes in the useful life are adjusted prospectively by revising the remaining period over which the asset is amortized. There was no material impairment of long-lived assets for any periods presented.

*Leases*

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the contract contains a lease and upon lease commencement, the Company records a lease liability which represents the Company's obligation to make lease payments arising from the lease, and a corresponding right-of-use ("ROU") asset which represents the Company's right to use an underlying asset during the lease term. Operating lease assets and liabilities are included in operating lease ROU assets, current portion of operating lease liabilities and long-term portion of operating lease liabilities in the accompanying consolidated balance sheets.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

Operating lease ROU assets and lease liabilities are initially recognized based on the net present value of the future minimum lease payments over the lease term at commencement date calculated using the Company's incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. The incremental borrowing rate, the ROU asset and the lease liability are reevaluated upon a lease modification. Operating lease ROU assets also include any initial direct costs, lease payments made at or before lease commencement and exclude any lease incentives received, if any. The Company determines the lease term as the noncancellable period of the lease and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company's leases do not contain any residual value guarantees. Leases with a term of 12 months or less are not recognized on the consolidated balance sheets. The Company accounts for lease and non-lease components together as a single lease component for all classes of underlying assets. For operating leases, the Company recognizes rent expense on a straight-line basis over the lease term. There were no significant finance leases as of December 31, 2025.

### *Contingent Royalty Obligation Payable to Evolus Founders*

The Company was acquired by Strathspey Crown Holdings Group, LLC in 2013 and subsequently by its subsidiary, Alphaeon Corporation ("Alphaeon"), by means of a stock purchase agreement ("Stock Purchase Agreement") pursuant to which Alphaeon assumed certain payment obligations related to the acquisition. On December 14, 2017, the Stock Purchase Agreement was amended ("Amended Stock Purchase Agreement"), and, as a result, effective upon the closing of the Company's initial public offering in February 2018, the Company assumed all of Alphaeon's payment obligations under the Amended Stock Purchase Agreement.

Payment obligations to the Evolus Founders consist of quarterly royalty payments of a low single digit percentage of net sales of Jeuveau®. The obligations terminate in the second quarter of 2029, which is the 10-year anniversary of the first commercial sale of Jeuveau® in the United States. Under the Amended Stock Purchase Agreement, the Company recorded the fair value of all revised payment obligations owed to the Evolus Founders.

The Company measures the fair value of the contingent royalty obligation payable at each reporting period end using a discounted cash flows method with Level 3 inputs. The related changes in the fair value of the contingent royalty obligation payable are recognized in operating expenses in the accompanying consolidated statements of operations and comprehensive loss with corresponding adjustments to the liability in the accompanying consolidated balance sheets.

### *Long-Term Debt*

Long-term debt represents the debt balance with Pharmakon (see *Note 7. Term Loans*), net of discount and issuance costs. Debt issuance costs represent legal, lender and consulting costs or fees associated with debt financing. Debt discounts and issuance costs are amortized into interest expense over the term of the debt.

### *Foreign Currency Translation and Transactions*

The financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at current exchange rates as of the balance sheet date, and income and expense items are translated into U.S. dollars using the average rates of exchange prevailing during the period. Gains and losses arising from translation are recorded in "Accumulated other comprehensive loss" in stockholders' equity in the accompanying consolidated balance sheets. Foreign currency gains or losses related to transactions denominated in a currency other than the Company's functional currency are recorded in "Other income (expense), net" in the accompanying consolidated statements of operations and comprehensive loss.

### *Revenue Recognition*

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue allocated to each performance obligation when the Company satisfies the performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition.


**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**


*General*

The Company generates product revenue from the sales of Jeuveau® and Evolysse™ and service revenue from the sales of Jeuveau® through a distribution partner in Canada.

For product revenue, the Company recognizes revenue when control of the promised goods under a contract is transferred to a customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods as specified in the customer contract. The transfer of control occurs upon receipt of the goods by the customer since that is when the customer has obtained control of the goods' economic benefits. The Company does not provide any service-type warranties and does not accept product returns except under limited circumstances such as damages in transit or ineffective product. The Company also excludes any amounts related to taxes assessed by governmental authorities from revenue measurement. Shipping and handling costs associated with outbound product freight are accounted for as fulfillment costs and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

For service revenue, the Company evaluated the arrangement with the distribution partner in Canada and determined that it acts as an agent in the distribution of Jeuveau® in Canada as it does not control the product before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. Accordingly, the Company records the sale as service revenue on a net basis. Revenue from services is recognized in the period the service is performed for the amount of consideration expected to be received.

*Disaggregation of Revenue*

The Company's disaggregation of revenue is consistent with its operating segment as disclosed above. See *Note 14. Segment Reporting and Customer Concentration* for the Company's revenue disaggregated by revenue source.

*Gross-to-Net Revenue Adjustments*

The Company provides customers with discounts, such as trade and volume discounts and prompt pay discounts, that are directly reflected in the invoice price. Revenues are recorded net of sales-related adjustments, wherever applicable, primarily for the volume based rebates, consumer loyalty programs and co-branded marketing programs.

- *Volume-Based Rebates* — Volume-based rebates are contractually offered to certain customers. The rebates payable to each customer are determined based on the contract and quarterly purchase volumes.

- *Consumer Loyalty Program* — The Company's consumer loyalty program allows participating customers to earn rewards for qualifying treatments to their patients (i.e. consumers) using the Company's products and redeem the rewards for the Company's products in the future at no additional cost. The loyalty program represents a customer option that provides a material right and, accordingly, is a performance obligation. When the Company's products are sold to participating customers, the invoice price is allocated between the product sold and the material right associated with the reward ("Reward") that the customer might redeem in the future. The standalone selling price of the Reward is measured based on estimated average selling price of the Company's products at the time of redemption and the expected redemption rate by participating customers based on historical data. The portion of invoice price allocated to the Reward is initially recorded as deferred revenue. Subsequently, when participating customers redeem the Reward, the related deferred revenue is reversed and recognized in net revenues.

- *Co-Branded Marketing Programs* — The Company offers eligible customers, with a certain levels of purchases, advertising co-branded with the Company. The co-branded advertising represents a performance obligation. When the products are sold to customers, the invoice price is allocated between the product sold and the advertisement. The standalone selling price of the advertisement is measured based on the estimated market value of similar advertisement adjusted for the customer's portion of the advertisement. The portion of invoice price allocated to the advertisement is initially recorded as deferred revenue. Subsequently, when the advertisement airs, the deferred revenue is recognized in net revenues at that time.

*Contract Balances*

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

A contract with a customer states the terms of the sale, including the description, quantity and price of each product purchased. Amounts are recorded as accounts receivable when the Company's right to consideration becomes unconditional. The Company does not have any significant financing components in customer contracts given the expected time between transfer of the promised products and the payment of the associated consideration is less than one year. As of December 31, 2025 and 2024, all amounts included in accounts receivable, net on the accompanying consolidated balance sheets are related to contracts with customers.

The Company did not have any material contract assets or unbilled receivables as of December 31, 2025 and 2024. Sales commissions are included in selling, general and administrative expenses when incurred.

Contract liabilities represent estimated amounts that the Company is obligated to pay to customers, primarily consist of customer rebates and deferred revenue arising from the Consumer Loyalty Program and Co-Branded Marketing Programs. These contract liabilities are included in accrued expenses in the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, accrued revenue contract liabilities, primarily related to volume-based rebates, consumer loyalty programs and co-branded marketing programs, were $11,548 and $14,454, respectively. These amounts are included in accrued expenses in the accompanying consolidated balance sheets. For the years ended December 31, 2025, 2024, and 2023, provisions for rebates, consumer loyalty programs, and co-branded marketing programs were $45,822, $40,783, and $32,511, respectively; these amounts were offset by related payments, redemptions and adjustments of $48,727, $37,362, and $30,489, respectively. The provisions for rebates, consumer loyalty programs and co-branded marketing programs are recorded as reductions to gross revenues in the accompanying consolidated statements of operations and comprehensive loss for each of the respective periods.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized revenue of $14,293, $10,220, and $7,868, respectively, related to amounts included in contract liabilities at the beginning of each period. The Company did not recognize any revenue related to changes in transaction prices for contracts with customers from previous periods.

*Collectability*

Accounts receivables are recorded at the net estimated realizable value and do not bear interest. At the time of contract inception or new customer account set-up, the Company performs a collectability assessment of the customer's creditworthiness. The Company assesses the probability that the Company will collect the entitled consideration in exchange for the goods sold by considering the customer's ability and intention to pay when consideration is due. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and estimated future economic and market conditions and periodic evaluation of customers' receivables balances using relevant available information from internal and external sources relating to past events, current conditions and forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses and are adjusted as necessary using the relevant information available. The Company writes off accounts receivable balances when it is determined that there is no possibility of collection. As of December 31, 2025 and 2024, allowance for credit losses was $5,289 and $2,714, respectively. For the years ended December 31, 2025, 2024, and 2023, provision for bad debts was $4,962, $2,449, and $1,440, respectively, and write-offs, net of recoveries, were $2,387, $1,225, and $2,000, respectively.

*Practical Expedients*

The Company expenses sales commissions as incurred because the amortization period is one year or less. These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. The Company does not adjust the promised consideration for the effects of the time value of money for contracts in which the anticipated period between the transfer of goods or services to the customer and customer payment is one year or less.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

*Restructuring Costs*

In August 2025, the Company announced plans to reduce its operating expenses. The related restructuring initiatives were completed by September 2025. The Company recognized $1,443 in restructuring costs primarily relating to one-time severance benefits. Amounts are included in "Restructuring costs" in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2025.

*Research and Development Expenses*

Research and development costs are expensed as incurred. Research and development expenses include personnel-related costs, costs associated with pre-clinical and clinical development activities, costs associated with and for prototype products that are manufactured prior to market approval for that prototype product, internal and external costs associated with the Company's regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs, including allocated facility related expenses.

*Litigation Settlement*

In connection with a litigation settlement, the Company agreed to pay Medytox, Inc. ("Medytox") a mid-single digit royalty percentage on all net sales of Jeuveau® for the period from September 17, 2022 to September 16, 2032. Royalty payments are made on a quarterly basis and the associated expenses are included in cost of goods sold in the accompanying consolidated statements of operations and comprehensive loss in the periods the royalties are incurred.

See *Note 11. Medytox Settlement Agreements* for the details of the litigation settlement agreements.

*Stock-Based Compensation*

The Company recognizes stock-based compensation expense for employees, consultants and members of the Board of Directors based on the fair value on the date of grant.

The Company uses the Black-Scholes option pricing model to value stock option grants. The Black-Scholes option pricing model requires the input of certain subjective assumptions, including the expected volatility of the Company's common stock, expected risk-free interest rate, and the option's expected life. The fair value of the Company's restricted stock units ("RSUs") is based on the fair value of the Company's common stock on the grant date. The Company also evaluates the impact of modifications made to the original terms of equity awards when they occur.

The Company uses a Monte Carlo simulation model to determine the fair value of performance units with market conditions on the grant date. The Monte Carlo simulation model involves the generation of a large number of possible stock price outcomes for the Company's stock, which is assumed to follow a Geometric Brownian Motion. The use of the Monte Carlo simulation model requires the input of a number of assumptions including expected volatility of the Company's stock price, which is based on its historical volatility; risk-free interest rate, which is based on the treasury zero-coupon yield commensurate with the term of the performance unit as of the grant date; and expected dividends as applicable, which is zero, as the Company has never paid any cash dividends.

The fair value of stock options and RSUs with service conditions that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation for RSUs with performance or market conditions is recorded over the requisite service period using the accelerated attribution method. The Company recognizes stock-based compensation for RSUs with performance conditions if it is probable that those performance conditions will be met. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital in the consolidated balance sheets and to the selling, general and administrative or research and development expenses in the consolidated statements of operations and comprehensive loss.

*Advertising Costs*

Advertising costs are expensed as incurred and primarily consist of social media ads and co-branded marketing programs. Advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

of operations and comprehensive loss. For the years ended December 31, 2025, 2024, and 2023, the Company incurred advertising costs of $7,610, $8,698, and $7,490, respectively.

### *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined on the basis of differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is recorded against deferred tax assets to reduce the net carrying value when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Additionally, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the consolidated financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. Accordingly, the Company establishes reserves for uncertain tax positions. The Company has not recognized interest or penalties in its consolidated statements of operations and comprehensive loss.

The Company is required to file federal and state income tax returns in the United States and various other state jurisdictions. The preparation of these income tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. An amount is accrued for the estimate of additional tax liability, including interest and penalties, for any uncertain tax positions taken or expected to be taken in an income tax return. The Company reviews and updates the accrual for uncertain tax positions as more definitive information becomes available.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential revisions and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company monitors changes to the tax laws in the states where it conducts business and files corporate income tax returns. The Company does not expect that changes to state tax laws through December 31, 2025 to materially affect its consolidated financial statements. The Internal Revenue Service reviewed the Company's 2022 tax return during the first quarter of 2025 and accepted it as filed, but did not consider the year examined. Given the fact that the Company has generated net operating losses since inception, the Company's tax returns for all years since inception are open, under the statute of limitations, for audit.

### *One Big Beautiful Bill Act*

On July 4, 2025, H.R.1, commonly referred to as the One Big Beautiful Bill Act ("OBBBA"), was enacted in the United States. The legislation includes a broad range of tax reform provisions, including extension and modification of certain key Tax Cuts and Jobs Act provisions (both domestic and international), and provisions permitting accelerated tax deductions for qualified property and research expenditures. The legislation contains multiple effective dates, with certain provisions

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

that became effective in 2025 and others to be implemented through 2027. The enactment of the OBBBA did not have a material impact on the Company's effective income tax rate or cash tax position.

### *Net Loss Per Share*

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period including contingently issuable shares. Diluted earnings per share is computed based on the treasury stock method and includes the effect from potential issuance of ordinary shares, such as shares issuable pursuant to the exercise of stock options and the vesting of restricted stock units. Because the impact of the options and non-vested RSUs are anti-dilutive during periods of net loss, there was no difference between the weighted-average number of shares used to calculate basic and diluted net loss per common share for the periods presented. Excluded from the dilutive net loss per share computation for the years ended December 31, 2025, 2024, and 2023, were stock options of 6,108,565, 6,151,069, and 5,753,466, respectively, and non-vested RSUs of 4,038,946, 3,476,314, and 3,281,045, respectively. Although these securities were anti-dilutive for these periods, they could be dilutive in future periods.

### *Recently Adopted Accounting Pronouncements*

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances annual income tax disclosures by requiring entities to disclose disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU No. 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted the provisions of this ASU for the year ended December 31, 2025. The Company applied the amendments of this ASU prospectively.

### *Recently Issued Accounting Pronouncements Not Yet Adopted*

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of certain costs and expenses on an interim and annual basis. ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of adopting ASU No. 2024-03 on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses for Accounts Receivable and Contract Assets*, which simplifies the application of the current expected credit loss model by providing a practical expedient and accounting policy election, permitting entities to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when measuring credit losses on current accounts receivable and current contract assets. The update is effective for interim and annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The amendments must be applied prospectively. The Company is currently evaluating the impact of adopting ASU No. 2025-05 on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06 *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which updates the threshold for when an entity is required to start capitalizing software costs. ASU No. 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods with early adoption permitted. The Company is currently evaluating the impact of adopting ASU No. 2025-06 on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-11 *Interim Reporting (Topic 270),* which clarifies interim disclosure requirements and enhances clarity in the application of Topic 270. ASU No. 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The amendments of this ASU can be applied prospectively or retrospectively. The adoption of the amendments of this ASU is not expected to have a material impact on the Company's consolidated financial statements and related disclosures.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations, cash flows or disclosures.

**Note 3.  Fair Value Measurements**

*Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. The fair value of these instruments was as follows:

| | As of December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Fair Value | Level 1 | Level 2 | Level 3 |
| *Liabilities* | | | | |
| Contingent royalty obligation payable to Evolus Founders | $ 32,182 | $ — | $ — | $ 32,182 |

| | As of December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Fair Value | Level 1 | Level 2 | Level 3 |
| *Liabilities* | | | | |
| Contingent royalty obligation payable to Evolus Founders | $ 44,765 | $ — | $ — | $ 44,765 |

There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy for assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2025 or 2024.

The Company determines the fair value of the contingent royalty obligation payable to Evolus Founders based on Level 3 inputs using a discounted cash flows method in which cash flows anticipated over the term of the contract are discounted to their present value using an expected discount rate. The significant unobservable input assumptions that can significantly change the fair value include (i) projected amount and timing of Jeuveau® net revenues during the payment period, which terminate at the end of the second quarter of 2029, (ii) the discount rate, and (iii) the timing of payments. As of December 31, 2025 and 2024, the Company utilized a discount rate of 13% and 14%, respectively, reflecting changes in the Company's market risk premium. Net revenue projections are also updated to reflect changes in the timing of expected sales. Generally, increases (decreases) to the projected net revenues are accompanied by a directionally similar change to the estimated fair value of the contingent royalty obligation, while significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement, which could materially impact the fair value reported in the consolidated financial statements.

The following table provides a reconciliation of the beginning and ending fair value measurement of the contingent royalty obligation payable, which used significant unobservable inputs (Level 3):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Fair value, beginning of period | $ 44,765 | $ 45,030 | $ 46,310 |
| Payments | (6,202) | (7,441) | (5,537) |
| Change in fair value recorded in operating expenses | (6,381) | 7,176 | 4,257 |
| Fair value, end of period | $ 32,182 | $ 44,765 | $ 45,030 |

*Other Financial Assets and Liabilities*

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, lease liabilities, and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their fair value because of the short-term maturity of such instruments.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

The Company estimates the fair value of long-term debt and operating lease liabilities using the discounted cash flow analysis based on the interest rates of similar rated debt securities (Level 2). As of December 31, 2025 and 2024, the fair value of long-term debt was $148,828 and $132,078, respectively. The fair value of operating lease liabilities as of December 31, 2025 and 2024 approximated its carrying value.

### Note 4.  Goodwill and Intangible Assets

The table below provides the original cost, accumulated amortization and net book value by major intangible asset classification:

| | Original Cost | | Accumulated Amortization | | Net Book Value | |
|---|---|---|---|---|---|---|
| *Definite-lived intangible assets* | | | | | | |
| Distribution rights | $ | 62,787 | $ | (20,805) | $ | 41,982 |
| Capitalized software | | 18,876 | | (12,818) | | 6,058 |
| Intangible assets, net | | 81,663 | | (33,623) | | 48,040 |
| *Indefinite-lived intangible asset* | | | | | | |
| Goodwill | | 21,208 | | — | | 21,208 |
| Total as of December 31, 2025 | $ | 102,871 | $ | (33,623) | $ | 69,248 |

| | Original Cost | | Accumulated Amortization | | Net Book Value | |
|---|---|---|---|---|---|---|
| *Definite-lived intangible assets* | | | | | | |
| Distribution rights | $ | 62,787 | $ | (17,580) | $ | 45,207 |
| Capitalized software | | 13,317 | | (9,770) | | 3,547 |
| Intangible assets, net | | 76,104 | | (27,350) | | 48,754 |
| *Indefinite-lived intangible asset* | | | | | | |
| Goodwill | | 21,208 | | — | | 21,208 |
| Total as of December 31, 2024 | $ | 97,312 | $ | (27,350) | $ | 69,962 |

The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2025 that are subject to amortization:

| Fiscal year | | |
|---|---|---|
| 2026 | $ | 7,505 |
| 2027 | | 4,810 |
| 2028 | | 3,378 |
| 2029 | | 3,211 |
| 2030 | | 3,211 |
| Thereafter | | 25,925 |
| | $ | 48,040 |

Distribution rights represent the license and associated distribution rights to Jeuveau® and Evolysse™. For the year ended December 31, 2024, the Company capitalized $2,235 related to the license and distribution right to Evolysse™ nasolabial fold product in Europe, which is amortized on a straight-line basis over the estimated useful life of 15 years. No costs related to distribution rights were capitalized for the year ended December 31, 2025.

For the years ended December 31, 2025 and 2024, the Company capitalized $5,619 and $3,513, respectively, related to costs of computer software developed for internal use. The software is amortized over a two-year period using the straight-line method.

**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**

For the years ended December 31, 2025, 2024 and 2023, the Company recorded amortization expense related to intangible assets of $6,273, $4,104 and $4,072, respectively. These amounts were included in cost of goods sold and depreciation and amortization in the accompanying consolidated statements of operations and comprehensive loss.

### Note 5. Accrued Expenses

Accrued expenses as of December 31, 2025 and 2024 consisted of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | **2025** | | **2024** | |
| Accrued revenue contract liabilities | $ | 11,548 | $ | 14,454 |
| Accrued payroll and related benefits | | 10,788 | | 14,127 |
| Accrued royalties | | 5,846 | | 4,743 |
| Other accrued expenses[1] | | 7,409 | | 7,467 |
| Accrued expenses | $ | 35,591 | $ | 40,791 |

(1) No individual item in "Other accrued expenses" exceeds 5% of total current liabilities.

### Note 6. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2025 and 2024 consisted of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | **2025** | | **2024** | |
| Equipment | $ | 769 | $ | 452 |
| Furniture | | 1,030 | | 702 |
| Leasehold improvements | | 6,100 | | 3,574 |
| Computers | | 531 | | 317 |
| Marketing fixtures | | 1,700 | | 1,700 |
| Total property, plant, and equipment | | 10,130 | | 6,745 |
| Less: accumulated depreciation | | (4,759) | | (3,523) |
| Property, plant and equipment, net | $ | 5,371 | $ | 3,222 |

For the years ended December 31, 2025, 2024 and 2023, depreciation expense was $1,233, $1,194, and $1,001, respectively.

### Note 7. Term Loans

*New Pharmakon Term Loans*

On May 5, 2025, the Company entered into the A&R Loan Agreement with Pharmakon, which amended and restated the Prior Pharmakon Loan Agreement in its entirety. Under the A&R Loan Agreement, Pharmakon agreed to make a senior secured term loan to the Company in an aggregate principal amount of up to $250,000 to be funded in three tranches comprised of a $150,000 tranche, which was funded upon the execution of the A&R Loan Agreement, and two additional tranches of up to $50,000 each, available at the Company's election no later than December 31, 2026 (collectively, the "New Pharmakon Term Loans"). The New Pharmakon Term Loans accrue interest at a per annum rate equal to the 3-month Secured Overnight Financing Rate ("SOFR") (subject to a SOFR floor of 3.5%) plus 5.0% per annum. Payments related to the New Pharmakon Term Loans are interest only with a balloon principal payment due on the maturity date, which is May 5, 2030. The initial tranche of $150,000 was released to the Company on May 5, 2025, which includes the $125,000 of principal amount relating to the Prior Pharmakon Term Loans and $25,000 of incremental borrowings. Total proceeds of $23,390 were received by the Company, net of discounts and fees paid to Pharmakon, from the funding of the initial tranche. The second and third tranches, each in the principal amount of up to $50,000 but no less than $25,000, have a scheduled expiration date

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

of December 31, 2026 and are available to be advanced at the Company's election, subject to the terms and conditions of the A&R Loan Agreement including payment of additional consideration of 1% on drawn principal of each tranche. The Company has the option to prepay all or any portion of the amounts owed prior to the maturity date, and all prepayments of principal are subject to certain prepayment premium. Additionally, the New Pharmakon Term Loans are subject to customary mandatory prepayments clauses, and all prepayments and repayments of the New Pharmakon Term Loans are subject to an exit consideration premium equal to the amount of any principal repaid multiplied by 2.0%.

This transaction with Pharmakon and the New Pharmakon Term Loans issued under the A&R Loan Agreement are accounted for as a debt modification in accordance with ASC 470-50, Debt Modifications and Extinguishments. Upon closing of the first tranche, the Company incurred a total of $5,644 in lender fees and debt modification costs relating to the New Pharmakon Term Loans. These fees and costs have been allocated based on specific identification basis between the funded and unfunded tranches. Direct lender fees of $1,610 allocated to the initial tranche of the New Pharmakon Term Loans have been presented as a deduction to the debt principal balance and amortized into interest expense using the effective interest method. Debt modification costs of $1,000 associated with the unfunded second and third tranches are deferred as an asset and is amortized into interest expense on a straight-line basis until the tranches are drawn upon which the remaining asset balance would be reclassified as a deduction to the principal amount and be amortized using the effective interest method. The remaining debt modification costs of $3,034 allocated to the first tranche were expensed as incurred, which is included in "Interest expense" in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2025.

The New Pharmakon Term Loans are secured by substantially all of the Company's assets. The New Pharmakon Term Loans contain customary affirmative and restrictive covenants and representations and warranties. The affirmative covenants include, among others, certain information delivery requirements, obligations to maintain certain insurance, and certain notice requirements. The restrictive covenants include, among others, those that limit or restrict the Company's ability to incur certain additional indebtedness, consummate certain change in control transactions, or incur any non-permitted lien or other encumbrance on the Company's assets, without Pharmakon's prior written consent. The New Pharmakon Term Loans do not contain covenants requiring the Company to maintain a minimum cash threshold or minimum revenues or earnings. As of December 31, 2025, the Company was in compliance with its debt covenants. The borrowings outstanding under the New Pharmakon Term Loans were classified as long-term in the accompanying consolidated balance sheets as of December 31, 2025.

Term Loan obligations as of December 31, 2025 consisted of the following:

| | December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | **Principal Balance** | **Unamortized Debt Financing Costs** | **Exit Consideration** | **Balance, Net** |
| New Pharmakon Term Loans | $ 150,000 | $ (4,215) | $ 311 | $ 146,096 |
| Total long-term portion of term loan as of December 31, 2025 | $ 150,000 | $ (4,215) | $ 311 | $ 146,096 |

*Prior Pharmakon Term Loans*

On December 14, 2021, the Company entered into a loan agreement with BPCR Limited Partnership, BioPharma Credit Investments V (Master) LP, and Biopharma Credit PLC (collectively, "Pharmakon"), which was subsequently amended in December 2022 and May 2023 (as amended, the "Prior Pharmakon Loan Agreement"). Pursuant to the Prior Pharmakon Loan Agreement, Pharmakon made loans to the Company totaling $125,000 (the "Prior Pharmakon Term Loans"). From


**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**


May 2023 to the modification of the loan in May 2025, the Prior Pharmakon Term Loans accrued interest at a per annum rate equal to the 3-month SOFR (subject to a SOFR floor of 1.0%) plus 8.5% per annum.

Term Loan obligations as of December 31, 2024 consisted of the following:

| | December 31, 2024 | | |
| --- | --- | --- | --- |
| | **Principal Balance** | **Unamortized Debt Financing Costs** | **Balance, Net** |
| Prior Pharmakon Term Loans | $ 125,000 | $ (3,494) | $ 121,506 |
| Total long-term portion of term loan as of December 31, 2024 | $ 125,000 | $ (3,494) | $ 121,506 |

As of December 31, 2025 and 2024, the overall average effective interest rate of the Company's outstanding term loans was approximately 10.15% and 13.98%, respectively.

The following table presents a summary of the principal maturities of the New Pharmakon Term Loans for each of the annual periods subsequent to December 31, 2025:

| **Fiscal year** | |
| --- | --- |
| 2026 | $ — |
| 2027 | — |
| 2028 | — |
| 2029 | — |
| 2030 | 150,000 |
| Thereafter | — |
| Total principal payments | $ 150,000 |

**Note 8.  Operating Leases**

The Company's operating leases are related to its corporate headquarters in Newport Beach, California and do not contain any residual value guarantees or material restrictive covenants. The minimum lease payments associated with lease renewal will only be included in the measurement of the lease liability and ROU assets if the exercise of the renewal option is determined to be reasonably certain. The Company considers the timing of the renewal period and other economic factors such as the financial implications of a decision to extend or not to extend a lease in determining if the renewal option is reasonably certain to be exercised.

Certain of the Company's operating leases include variable lease payments that are not determinable at lease commencement. Accordingly, these variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized as lease expense in the period in which they are incurred.

**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**

The components of operating lease expense are as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Fixed operating lease expense | $ 2,129 | $ 1,526 | $ 1,164 |
| Variable operating lease expense | 354 | 150 | 183 |
| Total operating lease expense | $ 2,483 | $ 1,676 | $ 1,347 |

Supplemental information on operating leases is as follows:

| | December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Weighted-average remaining lease term (years) | 4.1 | 5.1 | 6.1 |
| Weighted-average discount rate | 9.9 % | 9.7 % | 11.0 % |
| Cash paid for amounts included in the measurement of lease liabilities | $ 1,781 | $ 1,433 | $ 1,320 |
| ROU assets obtained in exchange for operating lease liabilities | $ 1,185 | $ 3,002 | $ 4,550 |

Operating lease expenses are included in the selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. Operating lease ROU assets and related current and long-term operating lease liabilities are presented in the accompanying consolidated balance sheets.

The following table presents the future minimum lease payments under operating lease agreements with non-cancelable terms as of December 31, 2025:

| Fiscal year | |
| --- | --- |
| 2026 | $ 2,529 |
| 2027 | 2,617 |
| 2028 | 2,709 |
| 2029 | 2,805 |
| 2030 | 234 |
| Thereafter | — |
| Total minimum lease payments | $ 10,894 |
| Less: imputed interest | (1,994) |
| Present value of operating lease liabilities | $ 8,900 |

**Note 9. Commitments and Contingencies**

*Daewoong Agreement*

The Daewoong Agreement includes certain minimum annual purchases that the Company is required to make in order to maintain the exclusivity of the license. The Company may, however, meet these minimum purchase obligations by achieving certain market share in the licensed territories. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and the Company's future market share in various jurisdictions.

Total inventory payments to Daewoong were $76,477, $62,233 and $50,770 for the years ended December 31, 2025, 2024 and 2023, respectively.


**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**


### *Symatese U.S. Agreement and Symatese Europe Agreement*

The Symatese U.S. Agreement and the Symatese Europe Agreement include certain minimum purchase requirements, and failure to meet such requirements may result in a reduction or termination of the Company's exclusive rights, subject to certain exceptions. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and the Company's future market share in various jurisdictions.

Pursuant to the Symatese U.S. Agreement, the Company is required to make up to €16,200 in milestone payments to Symatese, including an initial payment of €4,100 within 30 days of execution of the Symatese U.S. Agreement. The additional annual payments of €1,600 in June 2025, €4,100 in June 2026, €3,200 in June 2027, and €3,200 in June 2028 are, in each case, subject to and contingent on three of the Products gaining approval prior to the milestone payment dates. If regulatory approval of three of the Products is not achieved prior to the aforementioned milestone payment dates, then the related milestone payments will be due and payable to Symatese on the date of approval. In June 2023, the Company paid $4,441 as an upfront payment upon the signing of the Symatese U.S. Agreement and has developmental costs, ongoing milestone and royalty payment obligations. The upfront payment of $4,441 was recorded as in-process research and development expense in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2023. As of December 31, 2025, regulatory approval of three of the Products has not been achieved; as such, no annual milestone payments have been made.

Pursuant to the Symatese Europe Agreement, the Company is required to pay two milestone payments: (i) €1,200 on the second anniversary of certain regulatory approvals, and (ii) €1,900 on the later of the third anniversary of certain regulatory approvals or December of any year in which the Company achieves US$25,000 of net revenue in Europe, provided that if the regulatory approvals are achieved, the payment shall occur no later than December 2029 regardless of the revenue condition.

In October 2024, the Company received European Union MDR approval for the remaining three injectable HA gel products. As a result, the two milestone payments have been triggered. The first milestone payment is payable on the two-year anniversary of the approval, which is October 2026. For the second milestone payment, the Company expects to make the payment in December 2029. Upon receiving approval, the Company recorded $1,035 and $1,200 in contingent milestone payment liabilities for the first and second milestone payments, respectively, and $1,035 and $1,200 in intangible assets for the first and second milestone payments, respectively. These amounts reflect the application of a discount to account for the time value of money, which adjusts the present value of the liabilities and intangible assets based on the timing of future payments.

### *Legal Proceedings*

The Company is, from time to time, involved in various litigation matters or regulatory encounters arising from the ordinary course of business that could result in unasserted or asserted claims or litigation. These other matters may raise difficult and complex legal issues and are subject to many uncertainties, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit or regulatory encounter is brought, and differences in applicable laws and regulations. Except as set forth above, the Company does not believe that these other matters would have a material adverse effect on its accompanying financial position, results of operations or cash flows. However, the resolution of one or more of the other matters in any reporting period could have a material adverse impact on the Company's financial results for that period.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because they involve claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. No amounts were accrued as of December 31, 2025.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

**Note 10. Stock-Based Compensation and Stockholders' Equity**

*Preferred Stock*

The Company has 10,000,000 authorized shares of preferred stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, no shares of its preferred stock were issued and outstanding.

*Common Stock*

The Company has 100,000,000 authorized shares of common stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, 65,008,183 and 63,497,548 shares of its common stock were issued and outstanding, respectively.

In March 2024, the Company completed a follow-on offering and issued 3,554,000 shares of its common stock, at a price to the public of $14.07 per share. Refer to Note 1. Description of Business for additional details regarding the follow-on offering.

*2024 Employee Stock Purchase Plan ("2024 ESPP")*

On June 6, 2024, the Company approved the adoption of the 2024 Employee Stock Purchase Plan. The 2024 ESPP provides an opportunity to purchase shares of the Company's common stock at a favorable price and upon favorable terms in consideration of the participating employees' continued services. Eligible employees will be entitled to purchase, by means of payroll deductions, limited numbers of the Company's common stock at a discount during periodic offering periods, and the first offering period under the 2024 ESPP commenced on May 1, 2025. There were 579,648 shares initially reserved for issuance under the 2024 ESPP, which shall automatically increase on March 5th of each calendar year, by an amount equal to the lesser of (i) 1.0% of the total number of shares of common stock issued and outstanding on March 4th of the year in which such increase is to occur, (ii) 579,648 shares of common stock, or (iii) such number of shares of common stock as may be established by the Board of Directors. As of December 31, 2025, the Company had issued 55,670 shares under the 2024 ESPP.

*"At-the-market" Offerings of Common Stock*

On March 8, 2023, the Company entered into the ATM Sales Agreement with Leerink Partners LLC (formerly known as SVB Securities LLC) (the "Sales Agent") pursuant to which shares of the Company's common stock can be sold from time to time for an aggregate gross proceeds of up to $50,000 (the "ATM Program"). Under the ATM Sales Agreement, the Sales Agent is entitled to compensation, at a commission rate equal to 3.0% of the gross proceeds from sales of the Company's common stock under the ATM Program. The Company has not sold any shares under the ATM Sales Agreement.

*2017 Omnibus Incentive Plan*

The Company's 2017 Omnibus Incentive Plan (the "Plan") provides for the grant of incentive options to employees of the Company and for the grant of non-statutory options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to the Company's officers, directors, consultants and employees. The maximum number of shares of common stock that may be issued under the Plan is 4,361,291 shares, plus an annual increase on November 21st of each year equal to 4.0% of the total issued and outstanding shares of the Company's common stock as of such anniversary (or such lesser number of shares as may be determined by the Company's Board of Directors). On November 21, 2025, 2024 and 2023, an additional 2,597,438, 2,535,476 and 2,287,649 shares, respectively, were reserved pursuant to the evergreen provision of the Plan. As of December 31, 2025, the Company had an aggregate of 5,229,398 shares of its common stock available for future issuance under the Plan.

*2023 Inducement Incentive Plan*

In September 2023, the Company's Board of Directors adopted the Company's 2023 Inducement Incentive Plan (the "Inducement Plan") in accordance with Nasdaq Listing Rule 5635(c)(4). The Inducement Plan provides for the grant of equity awards to selected individuals in connection with their commencing employment with the Company as an inducement material to their accepting such employment. The Board of Directors had reserved 1,000,000 shares of common stock for

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

issuance under the Inducement Plan. On December 12, 2024, an additional 1,000,000 shares were approved and reserved for issuance under the Inducement Plan. As of December 31, 2025, the Company had an aggregate of 659,991 shares of its common stock available for future issuance under the Inducement Plan.

### *Inducement Grants*

From time to time, the Company has granted equity awards to its newly hired employees, including executives, in accordance with Nasdaq Listing Rule 5635(c)(4) and outside of the Plan and Inducement Plan. Such grants were made pursuant to a stand-alone nonstatutory stock option agreement and a stand-alone RSU agreement, which were approved by the Compensation Committee of the Board of Directors. Any shares underlying the inducement grants are not, upon forfeiture, cancellation or expiration, returned to a pool of shares reserved for future issuance.

### *Stock Options*

Options to purchase the Company's stock are granted at exercise prices based on the Company's common stock price on the date of grant. The option grants generally vest over a one- to four-year period. The options have a contractual term of ten years. The fair value of options is estimated using the Black-Scholes option pricing model, which has various inputs, including the grant date common share price, exercise price, risk-free interest rate, volatility, expected life and dividend yield. The change of any of these inputs could significantly impact the determination of the fair value of the Company's options as well as significantly impact its results of operations. The Company records stock-based compensation expense net of actual forfeitures when they occur.

The significant assumptions used in the Black-Scholes option-pricing model are as follows:

- *Expected Volatility.* The expected volatility of common stock is estimated based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected term of the stock options.

- *Expected Term.* The expected term represents the period of time in which the options granted are expected to be outstanding. The Company estimates the expected term of options with consideration of vesting date, contractual term, and historical experience. The expected term of "plain vanilla" options is estimated based on the midpoint between the vesting date and the end of the contractual term under the simplified method permitted by the SEC implementation guidance. The weighted-average expected term of the Company's options is approximately six years.

- *Risk-Free Rate.* The risk-free interest rate is selected based upon the implied yields in effect at the time of the option grant of U.S. Treasury zero-coupon issues with a term approximately equal to the expected life of the option being valued.

- *Dividends.* The Company does not anticipate paying cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield rate of zero.

The weighted average assumptions used in determining the fair value of stock options granted were as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Volatility | 75.8% | 83.7% | 83.6% |
| Risk-free interest rate | 4.1% | 4.1% | 3.7% |
| Expected life (years) | 6.20 | 6.21 | 6.21 |
| Dividend yield rate | —% | —% | —% |

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

A summary of stock option activities for the year ended December 31, 2025 is presented below:

| | Number of Shares | Weighted Average Exercise Per Share | Weighted Average Remaining Contractual Terms (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding as of December 31, 2024 | 6,151,069 | $ 10.29 | 6.16 | $ 10,691 |
| Granted | 1,110,760 | 12.40 | | |
| Exercised | (166,936) | 6.97 | | |
| Forfeited or expired | (986,328) | 11.47 | | |
| Outstanding as of December 31, 2025 | 6,108,565 | $ 10.57 | 5.54 | $ 959 |
| Vested and expected to vest at December 31, 2025 | 6,108,565 | $ 10.57 | 5.54 | $ 959 |
| Exercisable as of December 31, 2025 | 3,914,353 | $ 10.02 | 4.08 | $ 750 |

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2025, 2024 and 2023 was $8.67, $9.71 and $7.73, respectively. The total intrinsic value of stock options that were exercised during the years ended December 31, 2025, 2024 and 2023 was $752, $3,171 and $136, respectively. The aggregate intrinsic value of outstanding and exercisable options represents the total excess of the fair market value of the Company's common stock over the exercise price of the underlying options.

***Restricted Stock Units***

*Service-Based Restricted Stock Units*

Service-based RSU grants generally vest over a one- to four-year period. The fair value of service-based RSU grants is determined based on the Company's common stock price on the grant date.

A summary of service-based RSU activities for the year ended December 31, 2025 is presented below:

| | Restricted Stock Units | Weighted Average Grant Date Fair Value Per Share |
|---|---|---|
| Outstanding as of December 31, 2024 | 3,378,867 | $ 10.80 |
| Granted | 1,436,074 | 11.36 |
| Vested | (1,194,953) | 9.89 |
| Forfeited | (709,817) | 11.42 |
| Outstanding as of December 31, 2025 | 2,910,171 | $ 11.30 |

The total fair value of service-based restricted stock units that vested during the years ended December 31, 2025, 2024 and 2023 was $14,135, $15,740 and $7,593, respectively.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

*Performance-Based Restricted Stock Units*

Under the Plan, the Company's Board of Directors has granted performance restricted stock units ("PRSUs") with various performance-based vesting terms to certain executive officers. The PRSUs function in the same manner as service-based restricted stock units except that vesting terms are based on the achievement of certain pre-established performance measures, if the grantee is in service to the Company upon the achievement of such performance hurdles. Compensation expense related to PRSUs is recognized when attainment of the performance milestones is deemed to be probable and over a period in which the Company estimates the performance hurdles will be achieved.

A summary of PRSU activities for the year ended December 31, 2025 is presented below:

| | Performance Restricted Stock Units | Weighted Average Grant Date Fair Value Per Share |
|---|---|---|
| Outstanding as of December 31, 2024 | 395,984 | $ 12.12 |
| Granted | 353,663 | 13.58 |
| Vested | (93,076) | 10.25 |
| Forfeited | (87,796) | 12.66 |
| Outstanding as of December 31, 2025 | 568,775 | $ 13.25 |

Included in the table above are certain outstanding PRSUs that provide for vesting of up to 200% of the target number of shares if the target performance conditions are exceeded. As of December 31, 2025, if all target performance conditions are fully achieved, the aggregate number of shares that could be issued upon vesting of all outstanding and unvested PRSUs would be 868,943.

*CEO Performance Award - Market-Based Restricted Stock Units*

For RSUs granted to employees that vest based on market conditions, such as the trading price of the Company's common stock exceeding certain price targets, the Company uses Monte Carlo Simulation in estimating the fair value on the date of grant and recognizes compensation cost over the requisite service period. On May 8, 2023, the Company granted the Company's Chief Executive Officer ("CEO") an award of 560,000 market-based RSUs under the Plan.

The stock units subject to the award are subject to both market- and time-based vesting requirements. 40% of the stock units subject to the award are eligible to vest if the average of the closing prices for a share of the Company's common stock over a period of 20 consecutive trading days is $30 or more and an additional 60% of the stock units subject to the award are eligible to vest if the average of the closing prices for a share of the Company's common stock over a period of 20 consecutive trading days is $50 or more, in each case within five years after the grant of the award and while the CEO is employed by the Company (or, in certain circumstances, within 20 days following a termination of his employment). Any stock units that become eligible to vest based on stock price will vest, subject to the CEO's continued service, over the four-year period after the grant date.

The Company used a Monte Carlo simulation to determine the grant date fair value of $3,774 for the market-based awards. Compensation expense is recorded if the service condition is met regardless of whether the market condition is satisfied. The stock price market condition was not met during the year ended December 31, 2025; as a result, no vesting occurred.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

*Stock-Based Compensation*

The following table summarizes stock-based compensation expense:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| Selling, general and administrative | $ | 19,845 | $ | 21,172 | $ | 15,564 |
| Research and development | | 853 | | 1,016 | | 894 |
| Total stock-based compensation expense, excluding capitalized stock-based compensation expense | | 20,698 | | 22,188 | | 16,458 |
| Capitalized stock-based compensation expense in Intangible assets, net | | 98 | | 66 | | — |
| Total stock-based compensation expense | $ | 20,796 | $ | 22,254 | $ | 16,458 |

As of December 31, 2025, there was $36,549 of total unrecognized compensation cost related to unvested shares subject to outstanding service-based stock options and RSUs. Unrecognized compensation costs associated with these stock options and restricted stock units are expected to be expensed over a weighted-average period of 2.1 and 2.4 years, respectively. As of December 31, 2025, total unrecognized compensation costs related to unvested shares subject to outstanding PRSUs and market-based RSUs were $1,159 and are expected to be expensed over a weighted-average period of 1.3 years.

**Note 11. Medytox Settlement Agreements**

Medytox Settlement Agreement

In February 2021, the Company settled the certain litigation with Medytox, Inc. ('Medytox") related to Jeuveau® by means of settlement and license agreements (the "Medytox Settlement Agreements"). From September 17, 2022 to September 16, 2032, the Company has paid and will pay Medytox a quarterly, mid-single digit royalty percentage on net sales of Jeuveau® sold in Evolus territories pursuant to the Medytox Settlement Agreements.

As of December 31, 2025 and 2024, the Company accrued $4,985 and $4,743 for royalties under the Medytox Settlement Agreements.

**Note 12. Employee Benefit Plan**

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Company matching contributions totaled $2,387, $2,023 and $1,582 for the years ended December 31, 2025, 2024 and 2023, respectively.

**Note 13. Income Taxes**

The Company's loss before income taxes was generated from its U.S. operations and foreign operations as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| United States | $ | 30,131 | $ | 33,349 | $ | 51,004 |
| Foreign | | 20,833 | | 16,407 | | 10,505 |
| Loss before income taxes | $ | 50,964 | $ | 49,756 | $ | 61,509 |

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

The following table shows the expense (benefit) for income taxes:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Current provision: | | | | | | |
| Federal | $ | — | $ | — | $ | — |
| State | | 90 | | 279 | | 138 |
| Foreign | | 566 | | 406 | | 33 |
| Total current provision | $ | 656 | $ | 685 | $ | 171 |
| Deferred provision (benefit): | | | | | | |
| Federal | $ | 21 | $ | (18) | $ | 1 |
| State | | — | | (3) | | 4 |
| Foreign | | — | | — | | — |
| Total deferred (benefit) provision | $ | 21 | $ | (21) | $ | 5 |
| Total provision for income taxes | $ | 677 | $ | 664 | $ | 176 |

A reconciliation of the difference between the provision (benefit) for income taxes and income taxes at the statutory U.S. federal income tax rate after the adoption of ASU 2023-09 is as follows:

| | | Year Ended December 31, | |
|---|---|---|---|
| | | 2025 | |
| U.S. Federal Statutory Rate | $ | (10,702) | 21.00 % |
| State and Local Taxes, Net of Federal Income Tax Benefit[1] | | 997 | (1.96)% |
| Foreign Tax Effects | | | |
| UK | | | |
| Change in Valuation Allowance | | 4,391 | (8.62)% |
| Other | | (67) | 0.13 % |
| Other Foreign Entities | | 617 | (1.21)% |
| Tax Credits | | 1,313 | (2.58)% |
| Change in Valuation Allowance | | 4,352 | (8.54)% |
| Nontaxable or Nondeductible Items | | | |
| Revaluation of Contingent Liabilities | | (1,340) | 2.63 % |
| Officers' Compensation | | 1,387 | (2.72)% |
| Share-based Compensation | | 678 | (1.33)% |
| Meals | | 595 | (1.17)% |
| Other | | 31 | (0.06)% |
| Changes in Unrecognized Tax Benefits | | (1,583) | 3.11 % |
| Other Adjustments | | 8 | (0.02)% |
| Income tax provision (benefit) | $ | 677 | (1.34)% |

[1] The state of California made up the majority (greater than 50%) of the tax effect in this category.

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

A reconciliation of the difference between the provision (benefit) for income taxes and income taxes at the statutory U.S. federal income tax rate before the adoption of ASU 2023-09 is as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Income tax at statutory rate | $ (10,413) | $ (12,917) |
| State and local income taxes, net of federal income tax benefit | (753) | (1,981) |
| Revaluation of contingent royalty obligation | 1,823 | 1,078 |
| Meals and entertainment | 713 | 385 |
| Change in state tax rate | 50 | 218 |
| Officers' compensation | 1,231 | 793 |
| Foreign Rate Differential | 443 | 222 |
| Stock compensation | (1,377) | 449 |
| Other, net | 125 | (449) |
| Valuation allowance | 8,822 | 12,378 |
| Income tax provision (benefit) | $ 664 | $ 176 |

The components of deferred tax assets and liabilities were as follows:

| | As of December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Deferred income tax assets: | | | |
| Net operating losses | $ 94,930 | $ 86,277 | $ 83,257 |
| Stock compensation | 7,890 | 7,808 | 5,442 |
| Research and development credits | 1,034 | 2,617 | 2,617 |
| Operating lease liabilities | 2,303 | 2,152 | 1,567 |
| Accrued legal settlement | 15,147 | 16,283 | 17,674 |
| R&E capitalization | 3,590 | 4,107 | 3,415 |
| Carryforward of interest expense under Section 163(j) | 11,471 | 8,325 | 5,072 |
| Other, net | 6,167 | 6,488 | 6,192 |
| Valuation allowance | (133,986) | (124,895) | (116,073) |
| Total deferred income tax assets | 8,546 | 9,162 | 9,163 |
| Deferred income tax liabilities: | | | |
| Intangible amortization | (6,728) | (7,343) | (7,730) |
| Operating lease ROU assets | (1,846) | (1,825) | (1,460) |
| Total deferred income tax liabilities | (8,574) | (9,168) | (9,190) |
| Net deferred income taxes | $ (28) | $ (6) | $ (27) |

As of December 31, 2025, the Company has federal net operating loss ("NOL") carryforwards of $330,543, of which $66,345 will begin to expire in 2034. The federal NOLs generated in 2018 and in the subsequent years in the amount of $264,198 have an indefinite carryforward period. As of December 31, 2025, the Company has state NOL carryforwards of $257,754, which begin to expire in 2026. As of December 31, 2025, the Company has foreign NOL carryforwards of $59,259, which can be carried forward indefinitely. As of December 31, 2025, the Company has federal research and development ("R&D") credit carryforwards of $1,615, which will begin to expire in 2039. The Company also has California R&D credit carryforwards of $573, which has an indefinite carryforward period.

**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**

In general, if a company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period, utilization of its pre-change NOL carryforwards and R&D credit carryforwards, and interest expense under Section 163(j), is subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation may result in the expiration of the Company's tax attribute carryforwards before utilization and may be material. The Company has completed a study to evaluate whether an ownership change, as defined by Section 382 of the Internal Revenue Code, occurred from the Company's formation through December 31, 2024. Based on the findings of this study, the Company has determined that several ownership changes have occurred. Consequently, the Company's tax attribute carryforwards allocable to the periods preceding the ownership change are subject to limitation under Section 382. However, it is important to note that the Company's tax attribute carryforwards, which include NOLs, R&D credits, and interest expense under Section 163(j), are not anticipated to expire unused, solely due to the limitations under Section 382. The Company started but has not completed a study to determine whether its tax attribute carryforwards generated through December 31, 2025, are likely to be limited by Section 382 and 383. The Company's net deferred income tax assets have been offset by a valuation allowance. Therefore, any resulting reduction to the Company's tax attribute carryforwards once the analysis is completed will be offset by a corresponding reduction of the valuation allowance and there would be no impact on the Company's consolidated balance sheet, statement of operations, or cash flows.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Beginning balance | $ | 2,924 | $ | 2,924 | $ | 2,924 |
| Decreases to prior year tax positions | | (2,070) | | — | | — |
| Increases to current year tax positions | | 241 | | — | | — |
| Ending balance | $ | 1,095 | $ | 2,924 | $ | 2,924 |

The Company has considered the amounts and probabilities of the outcomes that can be realized upon ultimate settlement with the tax authorities and determined unrecognized tax benefits primarily related to credits should be established as noted in the summary rollforward above. The Company's effective income tax rate would not be impacted if the unrecognized tax benefits are recognized. Additional amounts in the summary rollforward could impact the Company's effective tax rate if it did not maintain a full valuation allowance on its net deferred tax assets.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest and penalties associated with uncertain tax positions as of December 31, 2025, 2024, and 2023. The Internal Revenue Service ("IRS") reviewed the Company's 2022 tax return during the first quarter of 2025 and accepted it as filed but did not consider the year examined. The Company has incurred net operating losses since its inception; as such, the tax returns of all years remain open for audit.

The following table presents income taxes paid (net of refunds received) for the year ended December 31, 2025:

| | Year Ended December 31, | |
| --- | --- | --- |
| | | 2025 |
| Current: | | |
| Federal | $ | — |
| Foreign | | |
| Australia | | 61 |
| Netherlands | | 747 |
| Spain | | 211 |
| State and local | | 196 |
| Total | $ | 1,215 |

The income taxes paid for the years ended December 31, 2024, and 2023 were $235 and $117, respectively.

93

**Evolus, Inc.**

**Notes to Consolidated Financial Statements**

**(in thousands, except share and per share data)**

**Note 14. Segment Reporting and Customer Concentration**

The Company conducts business as a single operating and reportable segment focusing on the business of performance beauty by delivering breakthrough products to the cash-pay aesthetic market. Under this organizational structure, the CEO, serving as the CODM, assesses performance and manages the Company's operations as one integrated business. The identification of a single operating and reportable segment is consistent with the management approach in that the CODM regularly reviews consolidated financial information for the purpose of assessing performance and allocating resources.

The CODM regularly reviews (i) net revenues, (ii) gross profit, (iii) operating profit or loss and (iv) net income or loss and uses net income or loss as the key measure of segment profit or loss when allocating resources and assessing performance. The CODM compares net income or loss in prior periods with that of the current period, evaluates actual results against budget and forecast, identifies relevant business factors and trends, and evaluates the achievements of the Company's established strategic goals. In April 2025, the Company launched Evolysse™ Form and Evolysse™ Smooth in the United States; as such, segment product net revenue has been recast in connection with the launch of Evolysse™. The table below presents selected financial information of the Company's single reportable segment regularly provided to and reviewed by the CODM and a reconciliation of segment net loss to consolidated net loss as computed under U.S. GAAP:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Revenue: | | | | | | |
| Jeuveau® | $ | 272,323 | $ | 264,306 | $ | 199,721 |
| Evolysse™ | | 22,633 | | — | | — |
| Total product revenue, net | | 294,956 | | 264,306 | | 199,721 |
| Service revenue | | 2,220 | | 1,968 | | 2,364 |
| Total net revenues | | 297,176 | | 266,274 | | 202,085 |
| Less: | | | | | | |
| Cost of goods sold | | 100,069 | | 83,970 | | 64,514 |
| Gross profit | | 197,107 | | 182,304 | | 137,571 |
| Less: | | | | | | |
| Research and development | | 9,576 | | 9,172 | | 6,556 |
| In process research and development | | — | | — | | 8,869 |
| Selling, general and administrative | | 220,786 | | 198,025 | | 164,944 |
| Depreciation and amortization | | 4,345 | | 2,342 | | 2,178 |
| Interest income | | (1,931) | | (3,263) | | (860) |
| Interest expense | | 19,694 | | 18,735 | | 13,832 |
| Income tax expense | | 677 | | 664 | | 176 |
| Other segment items[1] | | (4,399) | | 7,049 | | 3,561 |
| Segment net loss | $ | (51,641) | $ | (50,420) | $ | (61,685) |
| Reconciliation of profit and loss (Segment net loss/profit): | | | | | | |
| Adjustments and reconciling items | | — | | — | | — |
| Consolidated net loss | $ | (51,641) | $ | (50,420) | $ | (61,685) |

**Evolus, Inc.**
**Notes to Consolidated Financial Statements**
**(in thousands, except share and per share data)**

(1) Other segment items include revaluation of contingent royalty obligation payable to Evolus Founders, Restructuring costs and Other (income) expense, net.

Information of segment assets provided to the CODM is consistent with that reported in the accompanying consolidated balance sheets with particular emphasis on the Company's available liquidity and working capital, including its cash and cash equivalents, accounts receivables, inventory and current liabilities.

For the years ended December 31, 2025, 2024 and 2023, no single customer accounted for 10% or more of the Company's total revenue.

**Note 15. Subsequent Events**

On March 3, 2026, the Company entered into a Loan and Security Agreement dated as of March 3, 2026 (the "Revolving Credit Facility") with Eclipse Business Capital LLC as administrative agent and the lenders thereto. The Revolving Credit Facility is comprised of an asset-based revolving credit facility with a $30,000 commitment and an uncommitted accordion feature of up to $10,000 (the "Accordion Facility"), which is exercisable, subject to lender consent and other conditions, in $5,000 increments or in its entirety. The Revolving Credit Facility has a minimum utilization requirement of $10,000 and a stated maturity three years from the date of closing with outstanding principal and interest fully due and payable at such time. Borrowings under the Revolving Credit Facility bear interest at a rate equal to adjusted term SOFR (subject to a floor of 2.0%) plus an applicable margin of 4.25%, which is subject to downward adjustments based on certain coverage ratio and excess availability. The Revolving Facility and the Accordion Facility are subject to a closing fee equal to 1.0% and prepayment fees equal to 3.0% during the first year, 2.0% during the second year, and zero percent thereafter, subject to certain exceptions.

Obligations under the Revolving Credit Facility are secured by a first priority lien on substantially all of the Company's assets, including accounts receivable, inventory, cash and intellectual property and are guaranteed by the Company and its subsidiaries. The Revolving Credit Facility includes customary affirmative and negative covenants, including limitations on capital expenditures, indebtedness, liens, investments, asset dispositions, dividends and other restricted payments, as well as a minimum excess availability covenant and a change of control provision.

**Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, who serve as our principal executive officer and principal financial officer, respectively, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide a reasonable assurance (a) that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and (b) that such information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

**Management's Annual Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of senior management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework and criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the evaluation under that framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2025.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm."

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting**

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management overriding of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Evolus, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited Evolus, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Evolus, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 3, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Irvine, California

March 3, 2026

**Item 9B. Other Information.**

*Insider Trading Arrangements*

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**Part III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

Except as disclosed below with respect to our Code of Conduct, the information required by this item is incorporated herein by reference to information contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders.

We have a Code of Conduct applicable to all directors, officers and employees of the Company. We have posted the Code of Business Conduct on our website at www.evolus.com. We will post any amendments to the Code of Conduct on our website. In accordance with the requirements of the SEC and Nasdaq Stock Market LLC, we will also post waivers applicable to any of our officers or directors from provisions of the Code of Conduct on our website.

**Item 11. Executive Compensation.**

The information required by this item is incorporated herein by reference to information contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this item is incorporated herein by reference to information contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item is incorporated herein by reference to information contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders.

**Item 14. Principal Accountant Fees and Services.**

The information required by this item is incorporated herein by reference to information contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders.


**Part IV**


**Item 15. Exhibits and Financial Statement Schedules.**

**(a)** The following documents are filed as part of this Annual Report on Form 10-K:

     **(1) Consolidated Financial Statements.** See Item 8 "Financial Statements and Supplementary Data" elsewhere in this Annual Report on Form 10-K.

     **(2) Financial Statement Schedules.** None. Financial statement schedules have been omitted because they are not applicable or the information called for is shown either in the consolidated financial statements or in the notes thereto.

     **(3) Exhibits.** The following exhibits are filed (or incorporated by reference herein) as part of this Annual Report on Form 10-K:


**EXHIBIT INDEX**


| Exhibit Number | Exhibit Title | Incorporated by Reference | | | | Filed Herewith (x) |
| --- | --- | --- | --- | --- | --- | --- |
| | | Form | File No. | Exhibit | Filing Date | |
| 3.1 | Amended and Restated Certificate of Incorporation. | 8-K | 001-38381 | 3.1 | 2/12/18 | |
| 3.2 | Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated June 12, 2023. | 8-K | 001-38381 | 3.1 | 6/14/23 | |
| 3.3 | Amended and Restated Bylaws. | 8-K | 001-38381 | 3.2 | 2/12/18 | |
| 4.1 | Specimen certificate evidencing shares of common stock of the Registrant. | S-1/A | 333-222478 | 4.1 | 1/25/18 | |
| 4.3 | Description of Securities. | 10-K | 001-38381 | 4.3 | 3/7/24 | |
| 10.1‡ | Stock Purchase Agreement, dated as of September 30, 2014, by and between Strathspey Crown Holdings, LLC and ALPHAEON Corporation. | 10-K | 001-38381 | 10.1 | 3/7/24 | |
| 10.2‡ | Amendment to Stock Purchase Agreement, dated as of September 30, 2014, by and between Strathspey Crown Holdings, LLC and ALPHAEON Corporation. | 10-K | 001-38381 | 10.2 | 3/7/24 | |
| 10.3‡ | License and Supply Agreement, dated as of September 30, 2013, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant. | 10-K | 001-38381 | 10.3 | 3/8/23 | |
| 10.4‡ | First Amendment to License and Supply Agreement, dated as of February 26, 2014, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant. | 10-K | 001-38381 | 10.4 | 3/7/24 | |
| 10.5‡ | Second Amendment to License and Supply Agreement, dated as of July 15, 2014, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant. | 10-K | 001-38381 | 10.5 | 3/7/24 | |
| 10.6+ | 2017 Omnibus Incentive Plan. | S-1 | 333-222478 | 10.6 | 1/9/18 | |
| 10.7+ | Form of Option Award Agreement under 2017 Omnibus Incentive Plan. | S-1 | 333-222478 | 10.7 | 1/9/18 | |
| 10.8+ | Form of Dueling Option Award Agreement under 2017 Omnibus Incentive Plan. | S-1 | 333-222478 | 10.8 | 1/9/18 | |
| 10.9+ | Form of Restricted Shares Award Agreement under 2017 Omnibus Incentive Plan. | S-1 | 333-222478 | 10.9 | 1/9/18 | |
| 10.10+ | Form of RSU Award Agreement under 2017 Omnibus Incentive Plan. | S-1 | 333-222478 | 10.10 | 1/9/18 | |
| 10.11+ | Form of RSU Award Agreement under 2017 Omnibus Incentive Plan (Updated 2020) | 10-K | 001-38381 | 10.11 | 2/25/20 | |
| 10.12+ | Form of Inducement Stock Option Award Agreement | S-8 | 333-263325 | 99.2 | 3/4/22 | |
| 10.13+ | Form of Inducement Restricted Stock Unit Award Agreement | S-8 | 333-263325 | 99.3 | 3/4/22 | |

| | | | | | |
|---|---|---|---|---|---|
| 10.14+ | Form of Performance Restricted Stock Unit Agreement | 10-K | 001-38381 | 10.14 | 3/8/23 |
| 10.15+ | 2023 Inducement Incentive Plan | S-8 | 333-274906 | 99.3 | 10/6/23 |
| 10.16+ | Form of Indemnification Agreement by and between the Registrant and its directors and officers. | S-1/A | 333-222478 | 10.11 | 1/25/18 |
| 10.17‡ | Second Amendment to Stock Purchase Agreement, dated as of December 14, 2017, by and among SCH-AEON, LLC (f/k/a Strathspey Crown Holdings, LLC), ALPHAEON Corporation, the Registrant and J. Christopher Marmo, as Contributors' Representative, and acknowledged by the parties listed as Contributors on the signature pages thereto. | 10-K | 001-38381 | 10.17 | 3/4/25 |
| 10.18+ | Employment Agreement, dated as of May 6, 2018, by and between David Moatazedi and the Registrant. | S-1 | 333-226186 | 10.29 | 7/16/18 |
| 10.19+ | Amendment to Employment Agreement, dated August 1, 2022, by and between Evolus, Inc. and David Moatazedi. | 10-Q | 001-38381 | 10.3 | 8/2/22 |
| 10.20+ | Amended and Restated Employment Agreement, dated August 1, 2022, by and between Evolus, Inc. and Rui Avelar, M.D. | 10-Q | 001-38381 | 10.4 | 8/2/22 |
| 10.21+ | Employment Agreement, dated September 8, 2025, by and between Tatjana Mitchell and the Registrant. | 10-Q | 001-38381 | 10.1 | 11/5/25 |
| 10.22 | Lease, dated as of May 15, 2019, between the Registrant and 520 Newport Center Drive LLC. | 8-K | 001-38381 | 10.1 | 5/21/19 |
| 10.23‡ | Settlement and License Agreement, dated February 18, 2021, by and between Evolus, Inc. and Medytox, Inc. | 10-Q | 001-38381 | 10.3 | 5/12/21 |
| 10.24‡ | Confidential Settlement and Release Agreement, dated March 23, 2021, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd. | 10-Q | 001-38381 | 10.5 | 5/12/21 |
| 10.25‡ | Third Amendment to Supply Agreement, dated March 23, 2021, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd. | 10-Q | 001-38381 | 10.7 | 5/12/21 |
| 10.26‡ | Amended and Restated Loan Agreement, dated as of May 5, 2025, by and among Evolus, Inc. (as Borrower and a Credit Party), BioPharma Credit PLC (as Collateral Agent), BPCR Limited Partnership (as a Lender), and BioPharma Credit Investments V (Master) LP (as a Lender). | 10-Q | 001-38381 | 10.1 | 8/5/25 |
| 10.27‡ | Fourth Amendment to Supply Agreement, dated December 12, 2022, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd. | 8-K | 001-38381 | 10.1 | 12/13/22 |
| 10.28‡ | Fifth Amendment to Supply Agreement, dated as of April 20, 2023, by and between Daewoong Pharmaceutical Co. Ltd. and Evolus, Inc. | 10-Q | 001-38381 | 10.1 | 8/2/23 |
| 10.29‡ | License, Supply, and Distribution Agreement, dated as of May 9, 2023 by and between Symatese S.A.S. and the Registrant. | 10-Q | 001-38381 | 10.2 | 8/2/23 |
| 10.30‡ | License, Supply, and Distribution Agreement (Europe), dated as of December 20, 2024, by and between Evolus Pharma B.V. and Symatese Aesthetics S.A.S | 10-K | 001-38381 | 10.35 | 3/7/24 |
| 10.31 | First Amendment to Lease, dated as of July 27, 2023, by and between the Registrant and 520 Newport Center Drive LLC. | 10-K | 001-38381 | 10.36 | 3/7/24 |
| 10.32‡ | Sixth Amendment to Supply Agreement, dated as of February 22, 2024, by and between Daewoong Pharmaceutical Co. Ltd. and Evolus, Inc. | 10-Q | 001-38381 | 10.1 | 5/7/24 |
| 10.33‡ | Seventh Amendment to Supply Agreement, dated as of September 9, 2025, by and between Daewoong Pharmaceutical Co. Ltd. and Evolus, Inc. | 10-Q | 001-38381 | 10.2 | 11/5/25 |
| 10.34 | Second Amendment to Lease, dated as of October 16, 2024, by and between the Registrant and 520 Newport Center Drive LLC. | 10-K | 001-38381 | 10.38 | 3/4/25 |

| | | | | | |
|---|---|---|---|---|---|
| 10.35+ | 2024 Employee Stock Purchase Plan. | 8-K | 001-38381 | 10.1 | 6/11/24 |
| 19 | Insider Trading Policy. | 10-K | 001-38381 | 19 | 3/4/25 |
| 21.1 | List of Subsidiaries. | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm. | | | | X |
| 24.1 | Power of Attorney (included on signature page). | | | | X |
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. | | | | X |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. | | | | X |
| 32.1# | Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 97 | Policy Regarding the Recoupment of Certain Compensation Payments. | 10-K | 001-38381 | 97 | 3/7/24 |
| 101.INS* | Inline XBRL Instance Document. | | | | X |
| 101.SCH* | Inline XBRL Taxonomy Extension Schema Document. | | | | X |
| 101.DEF* | Inline XBRL Taxonomy Extension Definition Linkbase Document. | | | | X |
| 101.LAB* | Inline XBRL Taxonomy Extension Label Linkbase Document. | | | | X |
| 101.PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase Document. | | | | X |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | | | | X |

_____

+  Indicates management contract or compensatory plan.

‡  Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

#  The information in Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act (including this Annual Report on Form 10-K), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

**Item 16. Form 10-K Summary.**

None, we have elected not to provide summary information.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2026.

**EVOLUS, INC.**

By: /s/ David Moatazedi
_____
David Moatazedi
*President and Chief Executive Officer*

## POWER OF ATTORNEY

The undersigned directors and officers of Evolus, Inc. constitute and appoint David Moatazedi and Tatjana Mitchell, and each of them, as their true and lawful attorneys and agents with power of substitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ David Moatazedi<br>David Moatazedi | President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer) | March 3, 2026 |
| /s/ Tatjana Mitchell<br>Tatjana Mitchell | Chief Financial Officer (Principal Financial Officer) | March 3, 2026 |
| /s/ Vikram Malik<br>Vikram Malik | Chairman of the Board of Directors | March 3, 2026 |
| /s/ David Gill<br>David Gill | Director | March 3, 2026 |
| /s/ Karah Parschauer<br>Karah Parschauer | Director | March 3, 2026 |
| /s/ Brady Stewart<br>Brady Stewart | Director | March 3, 2026 |
| /s/ Albert G. White III<br>Albert G. White III | Director | March 3, 2026 |

# CORPORATE INFORMATION

**Board of Directors**

David Moatazedi
President and Chief Executive
Officer, Evolus, Inc.

Vikram Malik
Chairman Alphaeon Credit, Inc.
Chairman, Evolus, Inc.
Compensation Committee,
Nominating and Corporate
Governance Committee

David Gill
Former Chief Financial Officer,
Perspectum, Ltd.
Audit Committee*,
Compensation Committee

Karah Parschauer
General Counsel and Executive Vice
President, Ultragenyx
Pharmaceutical, Inc.
Compensation Committee,
Nominating and Corporate
Governance Committee*

Brady Stewart
Chief Executive Officer of Bay FC
Audit Committee,
Nominating and Corporate
Governance Committee

Albert White III
President and Chief Executive
Officer, The Cooper Companies, Inc.
Audit Committee,
Compensation Committee*

*Indicates Chairperson of the
Committee

**Executive Team**

David Moatazedi
President and Chief Executive
Officer

Tatjana Mitchell
Chief Financial Officer

Rui Avelar, M.D.
Chief Medical Officer and Head of
Research and Development

**Annual Stockholder Meeting**

June 11, 2026, 8AM Pacific Time
Virtualshareholdermeeting.com/EOLS2026

**Exchange**
Nasdaq Global Market
Ticker: EOLS

**Transfer Agent**
Computershare Trust Company N.A.
150 Royall Street
Canton, Massachusetts 02021



**2025 ANNUAL REPORT**